Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

PELTHOS THERAPEUTICS INC.,

CREDIT CARD MERGER SUB, INC.,

CREDIT CARD MERGER SUB II, LLC,

CASTLE CREEK BIOSCIENCES, INC.,

and

PARAGON BIOSCIENCES, LLC

as the Securityholder Representative

Dated as of October 30, 2026

TABLE OF CONTENTS

Page

Article I. THE MERGERS		2

1.1	The First Merger; Initial Effective Time	2
1.2	The Second Merger; Second Effective Time	2
1.3	Closing	2
1.4	Effects of the First Merger	2
1.5	Effects of the Second Merger	3
1.6	Directors and Officers of the Surviving Corporation and the Surviving Company	3
1.7	Public Company Matters	3
1.8	Tax Treatment	4

Article II. CONVERSION OF SECURITIES		4

2.1	Conversion of Capital Stock; Treatment of Merger Partner Options, Merger Partner Warrants and Bridge Notes	4
2.2	Exchange of Certificates	7
2.3	Dissenting Shares	8

Article III. REPRESENTATIONS AND WARRANTIES OF MERGER PARTNER		9

3.1	Organization, Standing and Power	9
3.2	Capitalization	9
3.3	Subsidiaries	11
3.4	Authority; No Conflict; Required Filings and Consents	11
3.5	Financial Statements; Information Provided	13
3.6	No Undisclosed Liabilities	13
3.7	Absence of Certain Changes or Events	14
3.8	Taxes	14
3.9	Owned and Leased Real Properties	15
3.10	Intellectual Property	16
3.11	Contracts	18
3.12	Litigation	20
3.13	Environmental Matters	20
3.14	Employee Benefit Plans	20
3.15	Compliance With Laws	22
3.16	Permits and Regulatory Matters	23
3.17	Employees	24
3.18	Insurance	25
3.19	Brokers; Fees and Expenses	25
3.20	Certain Business Relationships with Affiliates	25
3.21	Controls and Procedures, Certifications and Other Matters	25
3.22	Books and Records	26
3.23	Ownership of Public Company Common Stock	26
3.24	IT; Privacy and Data Protection	26
3.25	Post-Closing Payment Obligations	27
3.26	No Other Representations or Warranties	27

i

Article IV. REPRESENTATIONS AND WARRANTIES OF PUBLIC COMPANY AND THE MERGER SUBS		27

4.1	Organization, Standing and Power	27
4.2	Capitalization	28
4.3	Subsidiaries	30
4.4	Authority; No Conflict; Required Filings and Consents	31
4.5	SEC Filings; Financial Statements; Information Provided	32
4.6	No Undisclosed Liabilities	33
4.7	Absence of Certain Changes or Events	33
4.8	Taxes	34
4.9	Owned and Leased Real Properties	35
4.10	Intellectual Property	36
4.11	Contracts	38
4.12	Litigation	40
4.13	Environmental Matters	40
4.14	Compliance With Laws	40
4.15	Permits and Regulatory Matters	40
4.16	Insurance	42
4.17	Employee Benefit Plans	42
4.18	Employees	44
4.19	Opinion of Financial Advisor	45
4.20	Valid Issuance	45
4.21	“Combinations with Interested Stockholders” Statutes	45
4.22	Brokers; Fees and Expenses	45
4.23	Operations of Merger Subs	45
4.24	Certain Business Relationships with Affiliates	45
4.25	Controls and Procedures, Certifications and Other Matters	46
4.26	IT; Privacy and Data Protection	46
4.27	No Shell Company Status	47
4.28	No Other Representations or Warranties	47

Article V. CONDUCT OF BUSINESS		47

5.1	Covenants of Merger Partner	47
5.2	Covenants of Public Company	50
5.3	Confidentiality	51

Article VI. ADDITIONAL AGREEMENTS		51

6.1	No Solicitation	51
6.2	NYSE American Listing	55
6.3	Access to Information	55
6.4	Public Company Stockholder Approval; Form S-4 and Information Statement; Merger Partner Stockholder Approval; Merger Partner Information Statement	55
6.5	Legal Conditions to Mergers	58
6.6	Public Disclosure	60
6.7	[Reserved]	60
6.8	D&O Indemnification	60
6.9	Notification of Certain Matters	62
6.10	Employee Matters	62

6.11	State Takeover Laws	64
6.12	Security Holder Litigation	64
6.13	Section 16 Matters	64
6.14	Delivery of Closing Merger Partner Merger Shares Allocation Schedule	65
6.15	Merger Partner Financials	65
6.16	Obligations of Merger Subs	66
6.17	Acknowledgment; Waiver of Conflicts; Retention of Privilege	66
6.18	Termination of Certain Contracts	67
6.19	Transition Services Agreement	67

Article VII. CONDITIONS TO MERGERS		68

7.1	Conditions to Each Party’s Obligation to Effect the Mergers	68
7.2	Additional Conditions to the Obligations of Public Company and Merger Subs	69
7.3	Additional Conditions to the Obligations of Merger Partner	70

Article VIII. TERMINATION AND AMENDMENT		70

8.1	Termination	70
8.2	Effect of Termination	72
8.3	Fees and Expenses	72

Article IX. CONTINGENT CONSIDERATION		73

9.1	Contingent Cash Consideration	73
9.2	Contingent Share Consideration	74
9.3	PRV Request and PRV Sale Transaction	75
9.4	Disputes	77
9.5	Post-Closing Obligations and Efforts	78
9.6	Acknowledgments	79
9.7	Designation of Permitted Alternative Payee	80
9.8	Adjustments to Contingent Consideration	81

Article X. SURVIVAL AND INDEMNIFICATION		82

10.1	Survival of Representations, Warranties and Agreements	82
10.2	Indemnification by Participating Securityholders	82
10.3	Indemnification by Public Company	83
10.4	Indemnification Claims	83
10.5	Limitations	85
10.6	Exclusive Remedy	86
10.7	Determination of Losses	86
10.8	Right to Indemnification Not Affected by Knowledge	87
10.9	Deposit of Escrow Shares	87
10.10	Reduction of Escrow Shares	87
10.11	Set-Off Rights	87
10.12	Release of Escrow Shares	87
10.13	Equitable Adjustments to Escrow Shares	88
10.14	Merger Partner Merger Share Adjustment	88

Article XI. MISCELLANEOUS		88

11.1	Notices	88
11.2	Entire Agreement	89
11.3	Amendment	90
11.4	Extension; Waiver	90
11.5	Procedure for Termination, Amendment, Extension or Waiver	90
11.6	Assignment	90
11.7	Severability	90
11.8	Changes of Control; Successor Assumption Covenant	91
11.9	Counterparts and Signature	92
11.10	Interpretation	93
11.11	Governing Law	93
11.12	Remedies	94
11.13	Submission to Jurisdiction	94
11.14	WAIVER OF JURY TRIAL	94
11.15	No Third-Party Beneficiaries	94
11.16	Disclosure Schedule	94
11.17	Securityholder Representative	95
11.18	Certain Defined Terms	97

Exhibit A	Form of Lock-Up Agreement – Participating Securityholders
Exhibit B	Form of Merger Partner Stockholder Support Agreement
Exhibit C	Form of Securities Purchase Agreement
Exhibit D	Form of Surviving Corporation Certificate of Incorporation
Exhibit E	Form of Amended and Restated Limited Liability Company Agreement of the Surviving Company
Exhibit F	Form of Letter of Transmittal

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 30, 2026, is entered into by and among Pelthos Therapeutics Inc., a Nevada corporation (“Public Company”), Credit Card Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Public Company (“Merger Sub”), Credit Card Merger Sub II, LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Public Company (“Merger Sub II” and, together with Merger Sub, the “Merger Subs”), Castle Creek Biosciences, Inc., a Delaware corporation (“Merger Partner”), and Paragon Biosciences, LLC, a Delaware limited liability company, as the Securityholder Representative (the “Securityholder Representative”).

WHEREAS, the board of directors of Public Company (the “Public Company Board”), including all of the disinterested members thereof, and the board of directors of Merger Partner (the “Merger Partner Board”) have each (i) determined that the transactions contemplated by this Agreement, including the Mergers (as defined below), are fair to, and in the best interests of, their respective corporations and stockholders, (ii) approved and declared advisable this Agreement, the Mergers and the actions contemplated by this Agreement, and (iii) determined to recommend that the stockholders of their respective corporations vote to approve such matters as are contemplated by this Agreement, including, in the case of Merger Partner, the adoption of this Agreement and, in the case of Public Company, the approval of the issuance of shares of Public Company Common Stock pursuant to this Agreement and the Concurrent Financing (as defined below), in each case pursuant to Sections 710-713 of the NYSE American LLC Company Guide (the “Share Issuances”);

WHEREAS, the combination of Public Company and Merger Partner shall be effected through (i) a merger (the “First Merger”) of Merger Sub with and into Merger Partner in accordance with the terms of this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), as a result of which Merger Partner will become a wholly-owned Subsidiary of Public Company, and (ii) immediately following the First Merger, a merger (the “Second Merger” and, together with the First Merger, the “Mergers”) of Merger Partner, as the surviving corporation of the First Merger, with and into Merger Sub II in accordance with the terms of this Agreement, the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”), as a result of which Merger Sub II will continue as the surviving company in the Second Merger and will remain a wholly-owned Subsidiary of Public Company;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Public Company’s willingness to enter into this Agreement, the stockholders of Merger Partner set forth on Section A of the Merger Partner Disclosure Schedule are executing support agreements in favor of Public Company, substantially in the form attached hereto as Exhibit B, pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Merger Partner Capital Stock in favor of the adoption of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain investors are executing, and following the date of this Agreement, certain investors may execute, a securities purchase agreement, substantially in the form attached hereto as Exhibit C (the “Securities Purchase Agreement”), representing an aggregate commitment of not less than $57,500,000.00, pursuant to which such investors agree to purchase the number of shares of Public Company Series B Preferred Stock or Public Company Common Stock, as applicable, as set forth therein immediately prior to the Initial Effective Time (the “Concurrent Financing”);

WHEREAS, concurrently with the execution and delivery of this Agreement and following the date of this Agreement, Merger Partner has issued and will issue to certain investors convertible promissory notes in an aggregate principal amount of up to $8,500,000.00, in the form agreed between Public Company and Merger Partner (the “Bridge Notes” and such issuance, the “Bridge Financing”), the principal amount of which shall, effective as of the Closing, be credited against such investors’ subscription amounts under the Securities Purchase Agreement; and

WHEREAS, for U.S. federal income tax purposes, Public Company, Merger Partner and the Merger Subs intend that (i) the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code and are consistent with IRS Rev. Rul. 2001-46 (the “Intended Tax Treatment”) and (ii) this Agreement will constitute a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, Public Company, Merger Sub, Merger Sub II, Merger Partner and the Securityholder Representative, intending to be legally bound hereby, agree as follows:

Article I.
THE MERGERS

1.1            The First Merger; Initial Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date the parties hereto will cause the First Merger to be consummated by executing and filing a certificate of merger, in a form mutually acceptable to Public Company and Merger Partner, with the Secretary of State of the State of Delaware (the “First Certificate of Merger”) in accordance with the relevant provisions of the DGCL. The First Merger shall become effective upon the filing of the First Certificate of Merger with the Secretary of State of the State of Delaware or at such subsequent time or date as Public Company and Merger Partner shall agree and specify in the First Certificate of Merger (the “Initial Effective Time”).

1.2            The Second Merger; Second Effective Time. Immediately following the Initial Effective Time, upon the terms and subject to the conditions set forth in this Agreement, Public Company, Merger Sub II and Merger Partner (as the Surviving Corporation) will cause the Second Merger to be consummated by executing and filing a certificate of merger, in a form mutually acceptable to Public Company and Merger Partner, with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and the DLLCA (the “Second Certificate of Merger”). The Second Merger shall become effective upon the filing of the Second Certificate of Merger with the Secretary of State of the State of Delaware, or at such subsequent time or date as Public Company and Merger Partner shall agree and specify in the Second Certificate of Merger (the “Second Effective Time”).

1.3            Closing. Subject to the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII, the closing of the Mergers (the “Closing”) will take place by remote exchange of electronic documents by the parties hereto at (a) 10:00 a.m., Eastern time, on a Business Day to be specified by Public Company and Merger Partner, which shall be no later than the second (2nd) Business Day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of such conditions) or (b) such other time, date and place as Public Company and Merger Partner may mutually agree in writing. For the purposes of this Agreement, the term “Closing Date” means the date on which the Closing actually takes place.

1.4            Effects of the First Merger. At the Initial Effective Time, (i) Merger Sub shall be merged with and into Merger Partner (Merger Partner as the surviving corporation following the First Merger is sometimes referred to herein as the “Surviving Corporation”) and the separate existence of Merger Sub shall cease and (ii) the certificate of incorporation of Merger Partner as in effect as of immediately prior to the Initial Effective Time shall be amended and restated in its entirety to read as set forth on Exhibit D, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein and in accordance with the applicable provisions of the DGCL. In addition, the bylaws of Merger Sub, as in effect immediately prior to the Initial Effective Time, shall become the bylaws of the Surviving Corporation, except that all references to Merger Sub’s name shall be automatically amended and shall become references to the Surviving Corporation’s name, and such bylaws shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein and in accordance with the applicable provisions of the DGCL. The First Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

1.5            Effects of the Second Merger. At the Second Effective Time, (i) the Surviving Corporation shall be merged with and into Merger Sub II (Merger Sub II as the surviving company following the Second Merger is sometimes referred to herein as the “Surviving Company”) and the separate existence of the Surviving Corporation shall cease, (ii) the certificate of formation of Merger Sub II as in effect immediately prior to the Second Effective Time shall become the certificate of formation of the Surviving Company until thereafter amended as provided therein and in accordance with the applicable provisions of the DLLCA, and (iii) the limited liability company agreement of Merger Sub II as in effect immediately prior to the Second Effective Time shall be amended and restated in its entirety to read as set forth on Exhibit E, and, as so amended and restated, shall become the limited liability company agreement of the Surviving Company until thereafter amended as provided therein and in accordance with the applicable provisions of the DLLCA and as provided in such limited liability company agreement; provided that the name of the Surviving Company shall be such name as is reasonably determined by Public Company. The Second Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA.

1.6            Directors and Officers of the Surviving Corporation and the Surviving Company.

(a)            The individuals named on Section 1.6(a) of the Merger Partner Disclosure Schedule shall be and constitute all of the directors of the Surviving Corporation as of the Initial Effective Time, each to hold office until his or her respective successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b)            The individuals named on Section 1.6(b) of the Merger Partner Disclosure Schedule (or such other executive officers of Merger Partner designated by Merger Partner prior to the Initial Effective Time) shall be and constitute all of the officers of the Surviving Corporation as of the Initial Effective Time, each to hold office until his or her respective successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(c)            From and after the Second Effective Time, Public Company shall be the sole member of the Surviving Company, and the managers and officers of Merger Sub II immediately prior to the Second Effective Time shall be the managers and officers of the Surviving Company, each to hold office until his or her respective successor has been duly appointed and qualified or until his or her earlier death, resignation or removal in accordance with the limited liability company agreement of the Surviving Company.

1.7            Public Company Matters.

(a)            Board of Directors. Public Company shall take such actions as may be reasonably necessary so that, immediately after the Initial Effective Time, the number of directors that comprise the full Public Company Board shall be ten, consisting of the eight members of the Public Company Board as of the Closing and two directors designated by Merger Partner on or before the Closing Date (the “Merger Partner Designees”), each to hold office until his or her respective successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of Public Company and applicable Nevada law. If any Merger Partner Designee is unable or unwilling to serve as a director of Public Company, Merger Partner shall designate another Merger Partner Designee.

(b)            Series B Certificate of Designation. Public Company shall, immediately prior to the Concurrent Financing, file the Certificate of Designation of Series B Convertible Preferred Stock of Public Company, substantially in the form attached to the Securities Purchase Agreement (the “Series B Certificate of Designation”), with the Nevada Secretary of State, which shall provide for the authorization of a new series of convertible preferred stock of Public Company designated as Series B Convertible Preferred Stock, par value $0.0001 per share (the “Public Company Series B Preferred Stock”).

1.8            Tax Treatment.

(a)            The parties hereto shall treat the Mergers in accordance with the Intended Tax Treatment and shall not take any position contrary thereto (including on any Tax Return or in the conduct of any Tax audit or proceeding), except as may be required pursuant to a “determination” under Section 1313 of the Code or as a result of the Mergers no longer qualifying for the Intended Tax Treatment solely attributable to (i) the provisions of Section 9.8(e) or (ii) any recovery with respect to Fraud or Consideration Matters pursuant to the indemnity set forth in Article X. The parties hereto acknowledge and agree that neither Public Company nor Merger Partner shall be required to seek or obtain a tax opinion with respect to the qualification of the Mergers for the Intended Tax Treatment, and that neither Public Company nor Merger Partner is making any representation or warranty to the parties hereto or to any of the direct or indirect equityholders of Merger Partner or any other Person regarding whether the Mergers qualify for the Intended Tax Treatment.

(b)            The parties hereto hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

Article II.
CONVERSION OF SECURITIES

2.1            Conversion of Capital Stock; Treatment of Merger Partner Options, Merger Partner Warrants and Bridge Notes.

(a)            Conversion of Merger Partner Common Stock. As of the Initial Effective Time, by virtue of the First Merger and without any action on the part of the holder of any shares of Merger Partner Capital Stock, Merger Partner or Public Company, subject to Section 2.2 and Section 2.3, each share of Merger Partner Common Stock, other than shares to be cancelled in accordance with Section 2.1(c) and any Dissenting Shares, issued and outstanding immediately prior to the Initial Effective Time shall be automatically converted into the right to receive (i) a number of shares of Public Company Common Stock equal to such share’s Allocable Share of the Merger Partner Merger Shares (including any Escrow Shares released pursuant to Section 10.12), and (ii) such share’s Allocable Share of any Contingent Shares, Milestone Payments, PRV Interest and other payments required to be issued or paid pursuant to Article IX. As of the Initial Effective Time, all such shares of Merger Partner Common Stock shall cease to be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate or non-certificated book entry representing any such shares of Merger Partner Common Stock shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.1(a).

(b)            Conversion of Merger Partner Preferred Stock. As of the Initial Effective Time, by virtue of the First Merger and without any action on the part of the holder of any shares of Merger Partner Capital Stock, Merger Partner or Public Company, subject to Section 2.2 and Section 2.3, each share of Merger Partner Preferred Stock, other than shares to be cancelled in accordance with Section 2.1(c) and any Dissenting Shares, issued and outstanding immediately prior to the Initial Effective Time shall be automatically converted into the right to receive (i) a number of shares of Public Company Common Stock equal to such share’s Allocable Share of the Merger Partner Merger Shares (including any Escrow Shares released pursuant to Section 10.12), and (ii) such share’s Allocable Share of any Contingent Shares, Milestone Payments, PRV Interest and other payments required to be issued or paid pursuant to Article IX. As of the Initial Effective Time, all such shares of Merger Partner Preferred Stock shall cease to be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate or non-certificated book entry representing any such shares of Merger Partner Preferred Stock shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.1(b).

(c)            Cancellation of Treasury Stock. As of the Initial Effective Time, by virtue of the First Merger and without any action on the part of the holder of any shares of Merger Partner Capital Stock, Merger Partner or Public Company, all shares of Merger Partner Capital Stock that are held in treasury immediately prior to the Initial Effective Time automatically shall be cancelled and shall cease to exist without any conversion thereof and no stock of Public Company or other consideration shall be delivered in exchange therefor.

(d)            Termination of Merger Partner Options. Prior to the Initial Effective Time, Merger Partner shall take such actions (including obtaining any necessary determinations or resolutions of the board of directors of Merger Partner or a committee thereof) as may be required to effectuate the termination and cancellation of the Merger Partner Equity Plan and the Merger Partner Options effective as of immediately prior to the Initial Effective Time and to ensure that from and after the Initial Effective Time, neither Public Company nor the Surviving Corporation will have any Liability with respect thereto, including any requirement to deliver shares of Merger Partner Capital Stock or any consideration into which shares of Merger Partner Capital Stock are converted pursuant to Section 2.1(a) and Section 2.1(b), in each case, to any Person pursuant to or in settlement of the Merger Partner Options. Without limiting the foregoing, prior to the Initial Effective Time, Merger Partner shall use commercially reasonable efforts to obtain from each holder of Merger Partner Options a fully effective and irrevocable option cancellation agreement including a release of claims in a form reasonably acceptable to Merger Partner (which form shall be subject to the review and consent of Public Company, not to be unreasonably withheld, conditioned, or delayed).

(e)            Treatment of Merger Partner Warrants. Immediately prior to the Initial Effective Time, each Merger Partner Warrant that has not previously been exercised as to all of the Merger Partner Warrants subject thereto shall be treated in accordance with its terms. To the extent that any Merger Partner Warrants are exercised or deemed exercised on a net issuance basis in accordance with such Merger Partner Warrant Agreement, effective as of immediately prior to the Initial Effective Time, each share of Merger Partner Preferred Stock so issued shall be deemed issued and outstanding as of immediately prior to the Initial Effective Time and treated as an issued and outstanding share of Merger Partner Preferred Stock in accordance with Section 2.1(b). Each Merger Partner Warrant Agreement shall be automatically terminated in accordance with its terms immediately prior to the Initial Effective Time.

(f)            Treatment of Bridge Notes. Immediately prior to the Initial Effective Time, each Bridge Note that is outstanding shall be treated in accordance with its terms, and the outstanding amount thereof shall be credited against the applicable holder’s subscription amount under the Securities Purchase Agreement.

(g)            Capital Stock of Merger Sub. As of the Initial Effective Time, by virtue of the First Merger and without any action on the part of the holder of any shares of Merger Partner Capital Stock or any shares of capital stock of Merger Sub, each share of the common stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Initial Effective Time shall be converted into and become one (1) fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately after the Initial Effective Time.

(h)            Capitalization of Merger Sub II. As of the Second Effective Time, by virtue of the Second Merger and without any action on the part of the holder of any shares of capital stock of the Surviving Corporation or any limited liability company interests of Merger Sub II:

(i)            each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be automatically cancelled and shall cease to exist without any conversion thereof, and no consideration shall be delivered in exchange therefor; and

(ii)            each limited liability company interest of Merger Sub II issued and outstanding immediately prior to the Second Effective Time shall remain outstanding and, immediately following the Second Effective Time, shall constitute the only outstanding limited liability company interests of the Surviving Company, and Public Company shall remain the sole member of the Surviving Company.

(i)            Treatment of Public Company Equity Awards. As of the Closing, each Public Company Stock Option, Public Company RSU Award and Public Company PSU Award, whether vested or unvested, that is issued and outstanding immediately prior to the Closing shall continue to remain an issued and outstanding Public Company Stock Option, Public Company RSU Award or Public Company PSU Award, as applicable, and continue to be subject to the same terms and conditions as of immediately prior to the Closing, as set forth in the applicable Public Company Stock Plan and applicable award agreement.

(j)            Equitable Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Merger Partner Capital Stock, Public Company Common Stock or Public Company Preferred Stock occurring after the date hereof and prior to the Initial Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change. Nothing in this Section 2.1(j) shall be construed to permit Merger Partner, Public Company or any Subsidiary of Public Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.2            Exchange of Certificates. The procedures for exchanging outstanding shares of Merger Partner Capital Stock for Public Company Common Stock pursuant to the First Merger are as follows:

(a)            Exchange Agent. At the Initial Effective Time, Public Company shall deposit with Nevada Agency and Transfer Company (the “Exchange Agent”), for the benefit of the holders of shares of Merger Partner Capital Stock, for exchange in accordance with this Section 2.2, through the Exchange Agent, non-certificated book entries representing the shares of Public Company Common Stock issuable pursuant to Section 2.1 (as adjusted pursuant to Section 2.1(j), if applicable) in exchange for outstanding shares of Merger Partner Capital Stock (such shares of Public Company Common Stock being hereinafter referred to as the “Exchange Fund”). The agreement pursuant to which Public Company shall appoint the Exchange Agent (the “Exchange Agent Agreement”) shall be subject to review and comment by, and in form and substance reasonably satisfactory to, Merger Partner. If following the Closing Public Company desires to replace the Exchange Agent or appoint an additional agent to perform any of the duties designated to be handled by the Exchange Agent pursuant to this Agreement, Public Company shall notify the Securityholder Representative. The agreement pursuant to which such replacement or additional agent shall be appointed to serve as Exchange Agent shall be subject to review and comment by, and in form and substance reasonably satisfactory to, the Securityholder Representative.

(b)            Payment Procedures.

(i)            Prior to the Initial Effective Time, Public Company shall instruct the Exchange Agent to deliver to each Participating Securityholder a letter of transmittal in the form attached hereto as Exhibit F (the “Letter of Transmittal”), pursuant to which each Participating Securityholder will make standard representations and warranties and agree to the provisions hereof, and which shall (1) include instructions for effecting the surrender of certificates evidencing shares of Merger Partner Capital Stock (each, a “Certificate”); and (2) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent.

(ii)            Upon surrender by a Participating Securityholder of a duly executed and properly completed Letter of Transmittal, the Exchange Agent shall, no later than the later of (1) the Closing Date and (2) three (3) Business Days after receipt of such Letter of Transmittal, cause such Participating Securityholder to be issued the shares of Public Company Common Stock to which such Participating Securityholder is entitled pursuant to Section 2.1 (as adjusted pursuant to Section 2.1(j), if applicable).

(iii)            If any portion of the consideration pursuant to Section 2.1 is to be issued or paid to a Person other than the Person in whose name the surrendered Certificate is registered, in addition to any other condition to such payment contained in the Letter of Transmittal, it shall be a condition to such payment that (1) such Certificate shall be properly endorsed or otherwise in proper form for transfer, and (2) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(c)            No Fractional Shares. No certificate or scrip representing fractional shares of Public Company Common Stock shall be issued, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Public Company. For purposes of this Section 2.2(c), all fractional shares to which a single Participating Securityholder would be entitled shall be aggregated and calculations shall be rounded to three decimal places. Any fractional share of Public Company Common Stock a Participating Securityholder would otherwise be entitled to receive shall be rounded up to the nearest whole share, and no cash or other consideration shall be paid for any such fractional share.

(d)            No Further Ownership Rights in Merger Partner Capital Stock. All shares of Public Company Common Stock issued in accordance with the terms hereof (including any dividends or other distributions paid) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of Merger Partner Capital Stock, and from and after the Initial Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation or the books and records of the Surviving Company of the shares of Merger Partner Capital Stock that were outstanding immediately prior to the Initial Effective Time.

(e)            Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by Public Company, upon the delivery by such Person of an indemnity agreement in such form as Public Company may reasonably direct (including pursuant to the Letter of Transmittal) against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the amounts issuable or payable with respect to the applicable shares of Merger Partner Capital Stock formerly represented thereby in accordance with Section 2.1.

(f)            Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Merger Partner Capital Stock for one (1) year after the Initial Effective Time shall be delivered to Public Company, upon demand, and any holder of Merger Partner Capital Stock immediately prior to the Initial Effective Time who has not previously complied with this Section 2.2 shall thereafter look only to Public Company, as a general unsecured creditor, for payment of its claim for Public Company Common Stock and any dividends or distributions with respect to Public Company Common Stock.

(g)            No Liability. To the extent permitted by applicable Law, none of Public Company, Merger Sub, Merger Sub II, Merger Partner, the Surviving Corporation, the Surviving Company or the Exchange Agent shall be liable to any holder of shares of Merger Partner Capital Stock or Public Company Common Stock, as the case may be, for such shares or any cash amounts required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h)            Withholding Rights. Each of the Exchange Agent, Public Company, the Surviving Corporation and the Surviving Company shall be entitled to deduct and withhold (or cause the Exchange Agent to deduct and withhold) from the amounts otherwise payable pursuant to, or contemplated by, this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable provision of Law. The applicable withholding agent shall use commercially reasonable efforts to provide prior notice to Merger Partner of its intent to deduct or withhold Taxes on payments to Participating Securityholders and shall reasonably cooperate with Merger Partner and such Participating Securityholder in obtaining any available exemption or reduction of such withholding. Any amounts deducted or withheld under this Section 2.2(h) shall be (i) timely paid over to the appropriate Governmental Entity and (ii) treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.3            Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Merger Partner Capital Stock outstanding immediately prior to the Initial Effective Time and held by holders who (x) are entitled to demand appraisal rights under Section 262 of the DGCL, (y) have properly exercised and perfected their respective appraisal rights in the time and manner provided in Section 262 of the DGCL and (z) as of the Initial Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive the consideration set forth in Section 2.1(a) or 2.1(b), as applicable, but instead shall be entitled to only such payment as shall be determined pursuant to Section 262 of the DGCL; provided, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then such holder’s shares of Merger Partner Capital Stock shall be deemed to have been converted as of the Initial Effective Time into the right to receive the consideration set forth in Section 2.1(a) or 2.1(b), as applicable (without interest thereon and less any amounts entitled to be deducted or withheld pursuant to Section 2.2(h)), and such shares of Merger Partner Capital Stock shall no longer be Dissenting Shares. Merger Partner shall provide each applicable holder of Merger Partner Capital Stock with the notice contemplated by Section 262(d)(2) of the DGCL in accordance with Section 6.4(d). Merger Partner shall give prompt written notice to Public Company of any written demands received by Merger Partner for appraisal of any shares of Merger Partner Capital Stock, withdrawals of such demands, and any other instruments received by Merger Partner from holders of Merger Partner Capital Stock relating to rights of appraisal, and Public Company shall have the right to participate in all negotiations and proceedings with respect to such demands. Merger Partner shall not, without the prior written consent of Public Company, make any voluntary payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Prior to the Initial Effective Time, Public Company shall not, except with the prior written consent of Merger Partner, require Merger Partner to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Article III.
REPRESENTATIONS AND WARRANTIES OF MERGER PARTNER

Except as set forth herein or in the disclosure schedule delivered or made available by Merger Partner to Public Company and Merger Subs on the date of this Agreement (the “Merger Partner Disclosure Schedule”), Merger Partner represents and warrants to Public Company and the Merger Subs as follows:

3.1            Organization, Standing and Power. Merger Partner is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, and is duly qualified to do business and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing, individually or in the aggregate, that have not had, and are not reasonably likely to have, a Merger Partner Material Adverse Effect. Merger Partner has made available to Public Company complete and accurate copies of its Organizational Documents, and copies of any amendments thereto, existing as of the date of this Agreement, and is not in material default under or in violation of any provision of any such Organizational Documents.

3.2            Capitalization.

(a)            As of the date of this Agreement, the authorized capital stock of Merger Partner consists of 4,292,427 shares of Merger Partner Capital Stock. The rights and privileges of each class of Merger Partner’s capital stock are as set forth in Merger Partner’s certificate of incorporation. As of the date of this Agreement, (i) 2,188,700 shares of Merger Partner Common Stock are authorized, of which 8,550 shares are issued and outstanding and (ii) 2,103,727 shares of Merger Partner Preferred Stock are authorized, (A) 50,000 of which have been designated as Merger Partner Series A-1 Preferred Stock, all of which are issued and outstanding, (B) 600,000 of which have been designated as Merger Partner Series A-2 Preferred Stock, all of which are issued and outstanding, (C) 151,600 of which have been designated as Merger Partner Series A-3 Preferred Stock, all of which are issued and outstanding, (D) 145,455 of which have been designated as Merger Partner Series A-4 Preferred Stock, all of which are issued and outstanding, (E) 304 of which have been designated as Merger Partner Series A-5 Preferred Stock, all of which are issued and outstanding, (F) 160,000 of which have been designated as Merger Partner Series A-6 Preferred Stock, all of which are issued and outstanding, (G) 174,334 of which have been designated as Merger Partner Series B Preferred Stock, all of which are issued and outstanding, (H) 184,534 of which have been designated as Merger Partner Series C Preferred Stock, 134,539 of which are issued and outstanding, (I) 40,000 of which have been designated as Merger Partner Series C-1 Preferred Stock, 19,425 of which are issued and outstanding, (J) 372,500 of which have been designated as Merger Partner Series D-1 Preferred Stock, 352,736 of which are issued and outstanding, and (K) 225,000 of which have been designated as Merger Partner Series D-2 Preferred Stock, 214,708 of which are issued and outstanding, and (iii) 0 shares of Merger Partner Capital Stock are held in the treasury of Merger Partner. As of the date of this Agreement, Merger Partner has reserved 106,627 shares of Merger Partner Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Merger Partner Equity Plan, of which 20,176 shares are subject to outstanding and unexercised Merger Partner Options and 86,451 shares remain available for issuance thereunder.

(b)            Section 3.2(b) of the Merger Partner Disclosure Schedule sets forth, as of the date of this Agreement, a true, correct and complete list of each outstanding Merger Partner Option and value appreciation right award related to Merger Partner Common Stock granted by Merger Partner under the Merger Partner Equity Plan (“Merger Partner VAR”), including (i) the name of the holder of such award, (ii) the type of award, (iii) the number of shares of Merger Partner Common Stock subject to such award, (iv) the exercise price per share, (v) the date of grant, (vi) the expiration date, (vii) the applicable vesting schedule, including any acceleration provisions, and the number of vested and unvested shares, and (viii) whether the Merger Partner Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Merger Partner has made available to Public Company accurate and complete copies of the following: (A) the Merger Partner Equity Plan, (B) the standard form of agreement evidencing Merger Partner Options, and (C) each agreement evidencing a Merger Partner Option or Merger Partner VAR that does not conform in all material respects to the standard form agreement. Each Merger Partner Option has an exercise price that is no less than the fair market value of the underlying shares on the date of grant, as determined in accordance with Section 409A of the Code.

(c)            Except (i) as set forth in this Section 3.2 and (ii) as set forth on Section 3.2(c) of the Merger Partner Disclosure Schedule, as of the date of this Agreement, (A) there are no equity securities of any class of Merger Partner, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (B) there are no options, warrants, equity securities, stock appreciation, phantom stock, profit participation, calls, rights, commitments or agreements of any character to which Merger Partner is a party or by which Merger Partner is bound obligating Merger Partner to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of Merger Partner or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating Merger Partner to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement. Merger Partner is not a party to or bound by any, and to the knowledge of Merger Partner, there are no, agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock or other equity interests of Merger Partner. For purposes of this Agreement, the term “Affiliate” when used with respect to any party shall mean any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Except as contemplated by this Agreement or described in this Section 3.2(c), there are no registration rights to which Merger Partner is a party or by which it is bound with respect to any equity security of any class of Merger Partner.

(d)            All outstanding shares of Merger Partner Capital Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Merger Partner’s Organizational Documents or any agreement to which Merger Partner is a party or is otherwise bound. There are no obligations, contingent or otherwise, of Merger Partner to repurchase, redeem or otherwise acquire any shares of Merger Partner Capital Stock. All outstanding shares of Merger Partner Capital Stock have been offered, issued and sold by Merger Partner in compliance with all applicable federal and state securities Laws.

3.3            Subsidiaries.

(a)            The name of Merger Partner’s sole subsidiary (the “Merger Partner Subsidiary”) is set forth on Section 3.3(a) of the Merger Partner Disclosure Schedule. The Merger Partner Subsidiary is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, and is duly qualified to do business and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing, individually or in the aggregate, that have not had, and are not reasonably likely to have, a Merger Partner Material Adverse Effect. All of the outstanding shares of capital stock and other equity securities or interests of the Merger Partner Subsidiary are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares are owned, of record and beneficially, by Merger Partner or another of its Subsidiaries free and clear of all Liens, claims, pledges, agreements or limitations on Merger Partner’s voting rights. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which Merger Partner or the Merger Partner Subsidiary is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of the Merger Partner Subsidiary. There are no outstanding stock appreciation, phantom stock or similar rights with respect to the Merger Partner Subsidiary. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of the Merger Partner Subsidiary.

(b)            Neither Merger Partner nor the Merger Partner Subsidiary controls directly or indirectly or has any direct or indirect Equity Interests, profit sharing or similar interest of any nature in any other Person. Except as set forth on Section 3.3(b) of the Merger Partner Disclosure Schedule, Merger Partner is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Merger Partner has not agreed and is not obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Person. Merger Partner has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Person.

3.4            Authority; No Conflict; Required Filings and Consents.

(a)            Merger Partner has all requisite corporate power and authority to enter into this Agreement and, subject only to the adoption of this Agreement (the “Merger Partner Stockholder Approvals”) by Merger Partner’s stockholders under the DGCL and the certificate of incorporation of Merger Partner, to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Merger Partner Board, at a duly called meeting at which all directors were present, by unanimous vote or by unanimous written consent (i) determined that the First Merger is fair to, and in the best interests of, Merger Partner and its stockholders, (ii) approved this Agreement, the First Merger and the actions contemplated by this Agreement in accordance with the provisions of the DGCL, (iii) declared this Agreement advisable, and (iv) determined to recommend that the stockholders of Merger Partner vote to adopt this Agreement and thereby approve the First Merger and such other actions as contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by Merger Partner have been duly authorized by all necessary corporate action on the part of Merger Partner, subject only to the receipt of the Merger Partner Stockholder Approvals. This Agreement has been duly executed and delivered by Merger Partner and, assuming the due execution and delivery of this Agreement by Public Company, the Merger Subs and the Securityholder Representative, constitutes the valid and binding obligation of Merger Partner, enforceable against Merger Partner in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)            The execution and delivery of this Agreement by Merger Partner does not, and the consummation by Merger Partner of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation or breach of, any provision of the Organizational Documents of Merger Partner or the Merger Partner Subsidiary, (ii) conflict with, or result in any material violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any mortgage, security interest, pledge, lien, charge or encumbrance of any nature (“Liens”) on Merger Partner’s or the Merger Partner Subsidiary’s assets (including Merger Partner Intellectual Property) under any of the terms, conditions or provisions of any Contract required to be disclosed in Section 3.11(a) of the Merger Partner Disclosure Schedule, or (iii) subject to obtaining the Merger Partner Stockholder Approvals and compliance with the requirements specified in clauses (i) through (iv) of Section 3.4(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, Law, ordinance, rule or regulation applicable to Merger Partner or the Merger Partner Subsidiary or any of their respective properties or assets, except in the case of clauses (ii) and (iii) of this Section 3.4(b), as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect.

(c)            No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority, agency or instrumentality (a “Governmental Entity”) is required by or with respect to Merger Partner or the Merger Partner Subsidiary in connection with the execution and delivery of this Agreement by Merger Partner or the consummation by Merger Partner of the transactions contemplated by this Agreement, except for (i) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which Merger Partner is qualified as a foreign corporation to transact business, (ii) the filing of the Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with the Securities Act, (iii) the filing of the Information Statement with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities Laws and the Laws of any foreign country, and (v) such other consents, declarations, authorizations, orders, filings, approvals and registrations that, individually or in the aggregate, if not obtained or made, would not be reasonably expected to result in a Merger Partner Material Adverse Effect.

(d)            The affirmative vote in favor of the adoption of this Agreement and approval of the First Merger by the holders of at least a majority of the outstanding shares of Merger Partner Capital Stock on an as-converted to common stock basis (the “Requisite Merger Partner Stockholder Approval”), is the only vote of the holders of any class or series of Merger Partner’s capital stock or other securities necessary for the adoption of this Agreement by Merger Partner and for the consummation by Merger Partner of the other transactions contemplated by this Agreement. There are no bonds, debentures, notes or other indebtedness of Merger Partner having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Merger Partner may vote.

3.5            Financial Statements; Information Provided.

(a)            Merger Partner has made available to Public Company correct and complete copies of the Financial Statements. The Financial Statements (i) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes to such Financial Statements) and (ii) fairly present in all material respects the consolidated financial position of Merger Partner and the Merger Partner Subsidiary as of the dates thereof, except that the unaudited interim Financial Statements are subject to normal year-end adjustments that are not expected to be material in amount. For purposes of this Agreement, “Financial Statements” means (A) the audited consolidated balance sheet as of December 31, 2025 and the related audited consolidated statements of income, changes in stockholders’ equity and cash flows of Merger Partner and the Merger Partner Subsidiary for the year then ended, together with all related notes and schedules thereto, and (B) the unaudited consolidated balance sheet as of September 30, 2026 (the “Most Recent Balance Sheet” and such date, the “Most Recent Balance Sheet Date”), and the related unaudited consolidated statements of income, changes in stockholders’ equity and cash flows of Merger Partner for the period then ended, together with all related notes and schedules thereto. The books of account and other financial records of Merger Partner and the Merger Partner Subsidiary are true and complete in all material respects.

(b)            The information to be supplied by or on behalf of Merger Partner for inclusion or incorporation by reference in the Information Statement, shall not, on the date the Information Statement and any amendments or supplements thereto are first filed with the SEC and at the time it is first mailed to stockholders of Public Company, or at any time thereafter up to and including the Initial Effective Time, contain any untrue statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Information Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the Requisite Public Company Stockholder Approvals that has become false or misleading.

(c)            Section 3.5(c) of the Merger Partner Disclosure Schedule sets forth all Indebtedness of Merger Partner and its Subsidiaries as of the date hereof, and except as set forth in Section 3.5(c) of the Merger Partner Disclosure Schedule, the execution and delivery of this Agreement by Merger Partner and the consummation by Merger Partner of the transactions contemplated by this Agreement will not result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, constitute a change in control under, or otherwise accelerate amounts payable or increase the amounts outstanding in respect of such Indebtedness.

3.6            No Undisclosed Liabilities. Neither Merger Partner nor the Merger Partner Subsidiary has any material Liability, except for (i) Liabilities shown on the Most Recent Balance Sheet, (ii) Liabilities of a type required to be shown on the Most Recent Balance Sheet that have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business (and which have not resulted from a breach of contract, breach of warranty, tort, infringement or violation of Law), (iii) Liabilities for Transaction Expenses incurred in connection with the transactions contemplated by this Agreement, or (iv) Liabilities which would not have a Merger Partner Material Adverse Effect.

3.7            Absence of Certain Changes or Events. During the period beginning on the Most Recent Balance Sheet Date and ending on the date hereof, each of Merger Partner and the Merger Partner Subsidiary has conducted its business only in the Ordinary Course of Business and, since such date, except as otherwise set forth on Section 3.7 of the Merger Partner Disclosure Schedule, there has not been (a) any change, event, circumstance, development or effect that, individually or in the aggregate, has had, or is reasonably expected to have, a Merger Partner Material Adverse Effect, or (b) any other action or event that would have required the consent of Public Company pursuant to Section 5.1 had such action or event occurred after the date of this Agreement.

3.8            Taxes.

(a)            All material Tax Returns required to be filed by or with respect to Merger Partner or the Merger Partner Subsidiary have been properly and timely filed, and all such Tax Returns are true, correct and complete in all material respects. All material Taxes due and payable by Merger Partner or the Merger Partner Subsidiary (whether or not shown on any Tax Return) have been timely paid.

(b)            Neither Merger Partner nor the Merger Partner Subsidiary is, nor has it ever been, a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar U.S. federal Tax Returns, other than a group of which the common parent is Merger Partner. Neither Merger Partner nor the Merger Partner Subsidiary is party to any Tax indemnity, Tax sharing, Tax allocation or similar agreement, other than customary commercial Contracts not primarily related to Taxes. Neither Merger Partner nor the Merger Partner Subsidiary has any material Liability for Taxes of another Person (other than Merger Partner or the Merger Partner Subsidiary) under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of state, local or non-U.S. Law), as a transferee or successor, or otherwise by operation of Law.

(c)            All material Taxes that Merger Partner and the Merger Partner Subsidiary were required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity.

(d)            No examination or audit of any Tax Return of Merger Partner or the Merger Partner Subsidiary by any Governmental Entity is currently in progress or, to the knowledge of Merger Partner, has been threatened by any Governmental Entity. No deficiencies for material Taxes of Merger Partner or any Merger Partner Subsidiary have been claimed, proposed or assessed by any Governmental Entity in writing that remain unresolved. No Governmental Entity in a jurisdiction in which Merger Partner or the Merger Partner Subsidiary does not file a particular type of Tax Return or pay a particular type of Tax has made a written claim that Merger Partner or the Merger Partner Subsidiary is or may be required to file such Tax Returns or is or may be required to be subject to such Tax in such jurisdiction, which claim remains unresolved. Neither Merger Partner nor the Merger Partner Subsidiary has (i) waived any statute of limitations with respect to material Taxes or agreed to extend the period for assessment or collection of any material Taxes (other than any automatic extension granted in the Ordinary Course of Business and consistent with past custom and practice of Merger Partner or the Merger Partner Subsidiary), which waiver or extension is still in effect, or (ii) requested any extension of time within which to file any material Tax Return (other than any extension granted in the Ordinary Course of Business and consistent with past custom and practice of Merger Partner or the Merger Partner Subsidiary).

(e)            Neither Merger Partner nor the Merger Partner Subsidiary has made any payment or provided any benefit that has resulted in, and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with additional or subsequent events, including any termination of employment or service), will result in, any payment or provide any benefit that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code).

(f)            Merger Partner is not, and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(g)            Merger Partner has not distributed to its stockholders or security holders stock or securities of a controlled corporation, nor has stock or securities of Merger Partner been distributed, in a transaction to which Section 355 of the Code applies in the prior two (2) years.

(h)            There are no Liens with respect to Taxes upon any of the assets or properties of Merger Partner or the Merger Partner Subsidiary, other than Permitted Liens.

(i)            Neither Merger Partner nor the Merger Partner Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) adjustments under Section 481 of the Code (or any similar adjustments under any provision of corresponding U.S. state, local, or non-U.S. Law) or use of an improper method of accounting, in each case, for a taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) installment sale or other open transaction disposition made prior to the Closing Date outside the Ordinary Course of Business, (iii) closing agreement within the meaning of Section 7121 of the Code (or any similar or analogous agreement entered into under corresponding U.S. state, local, or non-U.S. Law) or (iv) prepaid amount or deferred revenue received prior to the Closing Date outside the Ordinary Course of Business.

(j)            Neither Merger Partner nor the Merger Partner Subsidiary has participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(k)            Neither Merger Partner nor the Merger Partner Subsidiary is a party to any joint venture, partnership, or other arrangement that is classified as a partnership for U.S. federal income Tax purposes. Merger Partner is and has since the date of its formation been classified as an association taxable as a corporation for U.S. federal income Tax purposes. Section 3.8(k) of the Merger Partner Disclosure Schedule sets forth the Tax classification of the Merger Partner Subsidiary.

(l)            None of the Merger Partner Capital Stock is subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law). Each Person who was issued stock in Merger Partner in connection with the performance of services that was subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code made a timely election with respect to such stock pursuant to Section 83(b) of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(m)            Neither Merger Partner nor the Merger Partner Subsidiary is subject to income Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or other fixed place of business in that country.

3.9            Owned and Leased Real Properties.

(a)            Neither Merger Partner nor the Merger Partner Subsidiary owns nor has it ever owned any real property.

(b)            Section 3.9(b) of the Merger Partner Disclosure Schedule sets forth a complete and accurate list of all real property leased, subleased or licensed by Merger Partner or the Merger Partner Subsidiary as of the date of this Agreement (collectively, the “Merger Partner Leases”) and the location of the premises of such real property. Neither Merger Partner, the Merger Partner Subsidiary nor, to the knowledge of Merger Partner, any other party is in breach or default and no event has occurred, is pending or, to the knowledge of Merger Partner, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default under any of the Merger Partner Leases, except where the existence of such breaches or defaults, individually or in the aggregate, has not had, and is not reasonably likely to result in, a Merger Partner Material Adverse Effect. Merger Partner does not lease, sublease or license any real property to any Person other than Merger Partner. Merger Partner has made available to Public Company complete and accurate copies of all Merger Partner Leases.

3.10         Intellectual Property.

(a)            Section 3.10(a) of the Merger Partner Disclosure Schedule sets forth a complete and accurate list of all Merger Partner Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, and names of all current applicant(s) and registered owner(s), as applicable, except that, for any Merger Partner Registrations that are Internet domain names or social media accounts and identifiers, such enumeration shall be the applicable account name or number, the domain registrar or social media company and the registered owner(s). All assignments of Merger Partner Registrations to Merger Partner or the Merger Partner Subsidiary have been properly executed and recorded, and all issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of Merger Partner or the Merger Partner Subsidiary. To the knowledge of Merger Partner, all Merger Partner Registrations are valid and enforceable.

(b)            There are no inventorship challenges, inter partes proceedings, opposition or nullity proceedings or interferences declared, commenced or provoked, or, to the knowledge of Merger Partner, threatened, with respect to any Patent Rights included in the Merger Partner Registrations. None of the Patent Rights included in the Merger Partner Registrations have been abandoned. Merger Partner and the Merger Partner Subsidiary have materially complied with their respective duties of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and Trademark applications filed by or on behalf of Merger Partner and have made no material misrepresentation in such applications. Merger Partner has no knowledge of any information that would preclude Merger Partner or the Merger Partner Subsidiary from having clear title to the Merger Partner Registrations included in the Merger Partner Owned Intellectual Property.

(c)            Merger Partner or the Merger Partner Subsidiary, as applicable, is the sole and exclusive owner of all Merger Partner Owned Intellectual Property, free and clear of any Liens, other than any joint owners of the Merger Partner Owned Intellectual Property that are listed in Section 3.10(c) of the Merger Partner Disclosure Schedule, and Merger Partner and the Merger Partner Subsidiary have the valid and sufficient right to use all other Intellectual Property used in or reasonably necessary for the operation of their respective businesses as currently conducted and proposed to be conducted. None of the Merger Partner Intellectual Property is subject to any orders, decrees or injunctions.

(d)            To the knowledge of Merger Partner, the Patent Rights included in the Merger Partner Owned Intellectual Property contain one or more claims that cover the composition of matter, method of use or method of manufacture of each Company Product.

(e)            Merger Partner or the Merger Partner Subsidiary, as applicable, has taken reasonable measures to protect the proprietary nature of each item of Merger Partner Owned Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof. To Merger Partner’s knowledge, there has been no unauthorized disclosure of any trade secrets or confidential information (including any third party proprietary or confidential information) in the possession, custody or control of Merger Partner or the Merger Partner Subsidiary.

(f)            To the knowledge of Merger Partner, the operations of Merger Partner and the Merger Partner Subsidiary as currently conducted do not infringe, misappropriate or otherwise violate and have not during the three (3) years prior to the date hereof infringed, misappropriated or otherwise violated the Intellectual Property of any individual or entity. To Merger Partner’s knowledge, no individual or entity has infringed, misappropriated or otherwise violated the Merger Partner Owned Intellectual Property or any rights under the Merger Partner Intellectual Property that are exclusively licensed to Merger Partner or the Merger Partner Subsidiary, and neither Merger Partner nor the Merger Partner Subsidiary has filed or threatened in writing any claims alleging that a third party or Worker has infringed, misappropriated or otherwise violated any Merger Partner Intellectual Property. No individual or entity has filed or, to the knowledge of Merger Partner, threatened any claims alleging that Merger Partner or the Merger Partner Subsidiary has infringed, misappropriated or otherwise violated any individual’s or entity’s Intellectual Property nor has Merger Partner or the Merger Partner Subsidiary received any written notification that a license under any other individual’s or entity’s Intellectual Property is or may be required.

(g)            Merger Partner has made available to Public Company copies of all material written complaints, claims, notices or threats, and disclosed to Public Company all material non-written complaints, claims, notices or threats, in each case, concerning the infringement, violation or other misappropriation of any Merger Partner Intellectual Property.

(h)            Section 3.10(h) of the Merger Partner Disclosure Schedule identifies (i) each Contract pursuant to which Merger Partner or the Merger Partner Subsidiary has granted rights to any Merger Partner Licensed Intellectual Property, and (ii) each Contract pursuant to which Merger Partner or the Merger Partner Subsidiary has granted any joint ownership interest or contingent right in or to any item of Merger Partner Owned Intellectual Property, in each case of clauses (i) and (ii), other than Excluded Contracts.

(i)            Section 3.10(i) of the Merger Partner Disclosure Schedule identifies (i) each Contract pursuant to which Merger Partner or the Merger Partner Subsidiary has obtained any rights to any Merger Partner Licensed Intellectual Property and (ii) each Contract pursuant to which Merger Partner or the Merger Partner Subsidiary has obtained any joint or sole ownership interest or contingent right in or to any item of Merger Partner Owned Intellectual Property, in each case of clauses (i) and (ii), other than Excluded Contracts.

(j)            To the knowledge of Merger Partner, no past or present Worker of Merger Partner or the Merger Partner Subsidiary is in material default under or breach of any term of any employment Contract, non-disclosure Contract, assignment of invention Contract or similar Contract between such Worker and Merger Partner or the Merger Partner Subsidiary, as applicable, relating to the protection, ownership, development, use, assignment or transfer of Merger Partner Intellectual Property. To the extent that any Merger Partner Owned Intellectual Property has been conceived, reduced to practice, authored, developed or created for Merger Partner or the Merger Partner Subsidiary by any individual while a Worker, Merger Partner or the Merger Partner Subsidiary, as applicable, has obtained the entire and unencumbered right, title and interest therein and thereto by operation of Law or by valid written assignment.

(k)            The execution and delivery of this Agreement by Merger Partner does not, and the consummation by Merger Partner of the transactions contemplated by this Agreement shall not, result in (i) a material breach of or default under any agreement governing any Merger Partner Intellectual Property, (ii) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, any Merger Partner Intellectual Property in any material respect, (iii) the grant or transfer to any third party of any license or other interest under, or any covenant not to sue in respect of, any Public Company Intellectual Property, or (iv) Merger Partner, the Merger Partner Subsidiary, Public Company or any of their respective Affiliates being obligated to pay any penalty or new or increased royalty or fee to any individual or entity under any agreement governing any Merger Partner Intellectual Property.

(l)            No funds, facilities, Intellectual Property, personnel or other resources of any Governmental Entity or any university, college, research institute or other educational institution are being used, or have been used at any time, to create, reduce to practice, or develop Merger Partner Owned Intellectual Property (or, to the knowledge of Merger Partner, any Merger Partner Licensed Intellectual Property), except for any such use that does not result in such Governmental Entity or institution obtaining any ownership rights to such Merger Partner Intellectual Property or the right to receive royalties or other payments for the practice of such Merger Partner Intellectual Property, including “march in” or co-ownership rights in any Merger Partner Intellectual Property or any claim, option or other right to any of the foregoing.

(m)            (i) Neither Merger Partner nor the Merger Partner Subsidiary has incorporated, embedded, linked, or otherwise used any software or other material that is licensed under any “open source,” “free software,” “copyleft,” or similar license (including the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, or any Creative Commons “ShareAlike” license) (collectively, “Open Source Materials”) into, or in connection with, any product or service of Merger Partner or the Merger Partner Subsidiary in a manner that (A) requires or conditions the use or distribution of such product or service on the disclosure, licensing, or distribution of any source code of any Merger Partner Owned Intellectual Property, (B) requires or conditions the use or distribution of such product or service on the granting to any third party of any rights or immunities under any Merger Partner Owned Intellectual Property (including any Patent Rights), (C) imposes any restriction on the consideration to be charged for the distribution or licensing of any Merger Partner Owned Intellectual Property, product, or service, or (D) creates, or purports to create, any obligations for Merger Partner or the Merger Partner Subsidiary with respect to any Merger Partner Owned Intellectual Property, or grants, or purports to grant, to any third party any rights or immunities under any Merger Partner Owned Intellectual Property; and (ii) Merger Partner and the Merger Partner Subsidiary have complied in all material respects with all applicable terms and conditions of all licenses for Open Source Materials used by or on behalf of Merger Partner or the Merger Partner Subsidiary.

(n)            The conduct of the Merger Partner’s and its Affiliates’ respective businesses, as currently conducted or as proposed to be conducted (including with respect to the Exploitation of any Covered Product), has not resulted in, and will not result in, any obligation to pay royalties, milestone payments, license fees or any other amounts under any Contract set forth on Section 3.10(n) of the Merger Partner Disclosure Schedule.

3.11         Contracts.

(a)            Section 3.11(a) of the Merger Partner Disclosure Schedule lists the following Contracts of Merger Partner in effect as of the date of this Agreement (in each case, excluding Excluded Contracts):

(i)            any Contract (or group of related Contracts) for the purchase or sale of products or for the furnishing or receipt of services (A) which expressly requires future payments by or to Merger Partner of more than $50,000.00 annually, or (B) in which Merger Partner has granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any products or territory, or has agreed to purchase goods or services exclusively from a particular party or has granted a right of first offer, right of first refusal, or right of first negotiation in favor of any third party;

(ii)            any Contract under which Merger Partner is prohibited from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or any segment of the market or line of business;

(iii)            any (A) employment Contract with a Merger Partner Key Employee and (B) individual independent contractor or consulting Contract that involves or could involve payments in excess of $100,000.00 within any twelve (12) month period or is with an individual independent contractor who has material access to confidential or proprietary information of Merger Partner or the Merger Partner Subsidiary;

(iv)            any Contract, plan, policy or program providing for retention or stay pay, change in control payments or transaction-based bonuses;

(v)            any Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(vi)            any Contract relating to the disposition or acquisition of material assets or any ownership interest in Merger Partner or any of its Subsidiaries, in each case, involving payments in excess of $50,000.00 in the aggregate;

(vii)            any settlement Contract or settlement-related Contract (including any Contract in connection with which any employment-related claim is settled) under which either side has remaining financial obligations;

(viii)            any dealer, distribution, joint marketing, joint venture, joint development, partnership, strategic alliance, collaboration, development agreement or outsourcing arrangement;

(ix)            any Contract for the conduct of research studies, pre-clinical or clinical studies, manufacturing, distribution, supply, marketing or co-promotion of any products in development by, or which has been or which is being marketed, distributed, supported, sold or licensed out, in each case, by or on behalf of Merger Partner or the Merger Partner Subsidiary;

(x)            except with respect to Indebtedness between or among Merger Partner and its Subsidiaries, any Contract relating to (A) Indebtedness or (B) any financial guaranty;

(xi)            any Contract or commitment with any Person, including any financial advisor, broker, finder, investment banker, attorney or other Person, providing advisory services or other services for Merger Partner or the Merger Partner Subsidiary in connection with the transactions contemplated by this Agreement; and

(xii)            any Contract that involved or would reasonably be expected to result in (A) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, or the creation of any Lien (excluding a Permitted Lien) on any Merger Partner Intellectual Property, (B) the grant or transfer to any third party of any license or other interest under, or any covenant not to sue with respect to, any Merger Partner Intellectual Property, or (C) Merger Partner, Public Company or any of their respective Affiliates being obligated to pay any penalty or new or increased royalty or fee to any individual or entity under any agreement governing any Merger Partner Intellectual Property.

(b)            Merger Partner has made available to Public Company a complete and accurate copy of each Contract listed in Sections 3.10(a), 3.10(h), 3.10(i), and 3.11(a) of the Merger Partner Disclosure Schedule. With respect to each Contract so listed or that should be listed: (i) the Contract is legal, valid, binding and enforceable and in full force and effect against Merger Partner, as applicable, and, to the knowledge of Merger Partner, against each other party thereto, as applicable, subject to the Bankruptcy and Equity Exception; and (ii) neither Merger Partner, nor, to the knowledge of Merger Partner, any other party, is in material breach or violation of, or default under, any such Contract, and no event has occurred, is pending or, to the knowledge of Merger Partner, is threatened, which, with or without notice or lapse of time, or both, would constitute a material breach or default by Merger Partner or, to the knowledge of Merger Partner, any other party under such Contract, except for such breaches, violations or defaults that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Merger Partner Material Adverse Effect.

3.12          Litigation. Except as otherwise set forth on Section 3.12 of the Merger Partner Disclosure Schedule, as of the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator that is pending or has been threatened in writing against Merger Partner or the Merger Partner Subsidiary that (i) seeks either damages in excess of $50,000.00 or equitable relief or (ii) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. There are no material judgments, orders or decrees outstanding against Merger Partner or the Merger Partner Subsidiary.

3.13          Environmental Matters.

(a)            Except for such matters that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Merger Partner Material Adverse Effect: (i) Merger Partner and the Merger Partner Subsidiary have complied in all material respects with all applicable Environmental Laws; (ii) the properties currently or, to the knowledge of Merger Partner, formerly owned, leased or operated by Merger Partner and the Merger Partner Subsidiary (including soils, groundwater, surface water, buildings or other structures) are and were not contaminated with any Hazardous Substances in a manner or amounts that would be reasonably likely to create a material Liability under any Environmental Law or relating to Hazardous Substances; (iii) neither Merger Partner nor the Merger Partner Subsidiary has received written notice from any party alleging actual or potential material Liability for any Hazardous Substance disposal or contamination on the property of any third party; and (iv) neither Merger Partner nor the Merger Partner Subsidiary has released any Hazardous Substance into the environment in a manner or amounts that would be reasonably likely to create a material Liability under any Environmental Law or relating to Hazardous Substances.

(b)            As of the date of this Agreement, neither Merger Partner nor the Merger Partner Subsidiary has received any written notice, demand, letter, claim or request for information alleging that Merger Partner or any of its Subsidiaries may be in material violation of or have material Liability or obligations under, any Environmental Law.

(c)            Neither Merger Partner nor the Merger Partner Subsidiary is subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to any material Liability under any Environmental Law or relating to Hazardous Substances.

3.14          Employee Benefit Plans.

(a)            Section 3.14(a) of the Merger Partner Disclosure Schedule contains a true and complete list of all material Merger Partner Employee Plans. As applicable with respect to each Merger Partner Employee Plan, Merger Partner has made available to Public Company true and complete copies of (i) the plan document, including all amendments thereto, and in the case of an unwritten Employee Benefit Plan, a written description of all material terms thereof, (ii) all related trust instruments or other funding-related documents and insurance contracts, (iii) the summary plan description and each summary of material modifications thereto, (iv) the financial statements for the three (3) most recent years for which such financial statements are available (in audited form, if available or required by ERISA) and, where applicable, annual reports with any Governmental Entity (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination or opinion letter, (vi) written results of any required compliance testing for the three (3) most recent plan years and (vii) all material, non-routine notices, filings or correspondence during the past three (3) years with any Governmental Entity.

(b)            Each Merger Partner Employee Plan is and has been established and administered in all material respects in compliance with ERISA, the Code, the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010, as amended and including any guidance issued thereunder (“ACA”), and all other applicable Laws and the regulations thereunder and in accordance with its terms, and each of Merger Partner and its Subsidiaries has in all material respects met its obligations with respect to such Merger Partner Employee Plan. All required contributions to, and premiums payable in respect of, each Merger Partner Employee Plan have been timely made within the time periods, if any, prescribed by ERISA, the Code or other applicable Law or, to the extent not required to be made on or before the date of this Agreement, have been properly accrued on Merger Partner’s financial statements in accordance with GAAP. There is and has in the past three (3) years been no audit, investigation or other proceeding (including any voluntary correction application) pending against or involving any Merger Partner Employee Plan, and to the knowledge of Merger Partner, no such audit, investigation or other proceeding is or has in the past three (3) years been threatened.

(c)            With respect to the Merger Partner Employee Plans, there are no material benefit obligations for which contributions have not been made or properly accrued and there are no material benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the financial statements of Merger Partner or the Merger Partner Subsidiary.

(d)            All Merger Partner Employee Plans that are intended to be qualified under Section 401(a) of the Code have received determination or opinion letters from the IRS to the effect that such Merger Partner Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination or opinion letter has been revoked and, to the knowledge of Merger Partner, no revocation has been threatened and no event has occurred that would reasonably be expected to adversely affect the qualified status of any such Merger Partner Employee Plan.

(e)            Neither Merger Partner nor any of its Subsidiaries nor any of their respective ERISA Affiliates has (i) ever maintained, contributed to, or had any Liability with respect to an Employee Benefit Plan that is or was a defined benefit pension plan as defined in Sections 3(2) and 3(35) of ERISA or was ever subject to Section 412 or 430 of the Code or Title IV of ERISA or (ii) ever been obligated to contribute to a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA). No Merger Partner Employee Plan that is intended to be qualified under Section 401(a) of the Code is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Merger Partner Employee Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(f)            No Merger Partner Employee Plan provides, and neither Merger Partner nor any of its ERISA Affiliates has any obligation to provide, any post-termination health, disability or life insurance benefits to any individual, except as required by (i) COBRA or similar state Law or (ii) contractually required subsidies for COBRA coverage during a severance period under an agreement listed on Section 3.14(a) of the Merger Partner Disclosure Schedule.

(g)            Each Merger Partner Employee Plan that is a group health plan under Section 733(a)(1) of ERISA has satisfied, in all material respects, all obligations under COBRA and each applicable state Law relating to continuation of health coverage for participants and beneficiaries with respect to any qualifying event that has occurred on or before the Closing Date. Neither Merger Partner nor any of the Merger Partner Employee Plans has incurred (whether or not assessed), or is reasonably expected to incur or to be subject to, any Tax, penalty, assessment, or other Liability that may be imposed under the ACA or Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code or with respect to any requirement to timely file ACA information returns with the IRS or provide statements to participants under Section 6056 or 6055 of the Code or state requirements as applicable, or pursuant to Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Merger Partner Employee Plans. No IRS Letter 226J, 5699, 5698, or IRS Notice 972CG has been issued to or with respect to Merger Partner or any Merger Partner Employee Plan.

(h)            Except as contemplated by this Agreement or as set forth on Section 3.14(h) of the Merger Partner Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with additional or subsequent events, including any termination of employment or service), will (i) result in any payment (including any severance or bonus payment) becoming due to any current or former employee or other individual service provider of Merger Partner or the Merger Partner Subsidiary, (ii) result in any forgiveness of indebtedness to any current or former employee or other individual service provider of Merger Partner or the Merger Partner Subsidiary, (iii) increase, or result in an acceleration of the time of payment or vesting of, the compensation or benefits otherwise due to any current or former employee or other individual service provider of Merger Partner or the Merger Partner Subsidiary, (iv) trigger any payment or funding of any compensation or benefits under any Merger Partner Employee Plan, or (v) result in any restriction on the right of Merger Partner, Public Company or any of their respective Subsidiaries to merge, amend, terminate or transfer any Merger Partner Employee Plan.

(i)            No Merger Partner Employee Plan provides, and neither Merger Partner nor any of its ERISA Affiliates has any obligation to provide, any gross-up, indemnification or reimbursement of any Taxes, including, without limitation, Taxes incurred under Section 4999 or 409A of the Code.

(j)            Each Merger Partner Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) complies and has complied, in all material respects, in form and operation with Section 409A of the Code and all IRS regulations and other guidance thereunder. No event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code.

(k)            No Merger Partner Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States.

3.15          Compliance With Laws. Except as would not reasonably be expected to result in a Merger Partner Material Adverse Effect, Merger Partner and the Merger Partner Subsidiary have during the three (3) years prior to the date hereof complied with, are not in violation of, and, as of the date of this Agreement, have not received any written notice from any Governmental Entity alleging any violation with respect to, any applicable provisions of any Law related to the conduct of their respective business or the ownership or operation of their respective properties or assets.

3.16          Permits and Regulatory Matters. Except as would not reasonably be expected to result in a Merger Partner Material Adverse Effect:

(a)            Merger Partner and the Merger Partner Subsidiary have all required permits, licenses, registrations, authorizations, certificates, orders, approvals, franchises, variances and other similar rights issued by or obtained from any Governmental Entity (collectively, “Permits”) necessary to conduct their respective businesses as currently conducted, including all such Permits required by the U.S. Food and Drug Administration (the “FDA”), such as authorization of an Investigational New Drug application (“IND”), or by any other federal, state or foreign agencies or bodies engaged in the regulation of pharmaceutical or biological products (together with the FDA, the “Regulating Authorities”). Section 3.16(a) of the Merger Partner Disclosure Schedule lists all material Permits, including such Permits relating to environmental matters.

(b)            All Permits that are necessary for the conduct of the business of Merger Partner and the Merger Partner Subsidiary as currently conducted (“Merger Partner Authorizations”) are in full force and effect. No Merger Partner Authorization shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement. Merger Partner and the Merger Partner Subsidiary are in compliance with the terms of each such Merger Partner Authorization. All material applications, reports, notices and other documents required to be filed by Merger Partner and the Merger Partner Subsidiary with any Governmental Entity have been timely filed and are complete and correct as of the date filed or as amended prior to the date of this Agreement. Neither Merger Partner nor the Merger Partner Subsidiary nor, to Merger Partner’s knowledge, any officer, director or employee of Merger Partner or the Merger Partner Subsidiary, or any Affiliate of Merger Partner involved in any application for any Merger Partner Authorization, has been convicted of any crime or engaged in any conduct that has previously caused or would reasonably be expected to result in (i) disqualification or debarment by the FDA under 21 U.S.C. Sections 335(a) or (b), or any similar Law of any other Governmental Entity, or (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law of any Governmental Entity. Merger Partner and the Merger Partner Subsidiary: (i) are and during the three (3) years prior to the date hereof have been in compliance, to the extent applicable, with all Laws applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any pharmaceutical or biological product tested, developed, promoted, marketed, manufactured or distributed by Merger Partner or the Merger Partner Subsidiary; (ii) have not during the three (3) years prior to the date hereof received or been subject to any unresolved FDA Form 483s, FDA Notices of Adverse Findings or warning letters, or any written notice or correspondence from any Governmental Entity alleging or asserting any material noncompliance with any Merger Partner Authorizations; and (iii) have not during the three (3) years prior to the date hereof received written notice that any Governmental Entity has taken or is intending to take action to limit, suspend, modify or revoke any Merger Partner Authorizations and, to the knowledge of Merger Partner, there is no action or proceeding pending or threatened against Merger Partner or the Merger Partner Subsidiary by any Governmental Entity (including any prosecution, injunction, seizure, civil fine, suspension or recall), in each case alleging that Merger Partner or the Merger Partner Subsidiary is in material noncompliance with applicable Laws, regulations or orders implemented by the FDA or any other Governmental Entity exercising comparable authority. Neither Merger Partner nor the Merger Partner Subsidiary nor, to Merger Partner’s knowledge, any of their respective officers, directors or employees has (A) made an untrue statement of a material fact or fraudulent statement to any Governmental Entity relating to the Merger Partner Authorizations or failed to disclose a material fact required to be disclosed to any Governmental Entity relating to the Merger Partner Authorizations; or (B) committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991).

(c)            To Merger Partner’s knowledge, all studies, tests, preclinical and clinical investigations and trials sponsored or conducted by, or conducted on behalf of, Merger Partner were and, if still pending, are being conducted in compliance with applicable Laws. Merger Partner is not aware of any studies, tests or trials the results of which would cause Merger Partner or the Merger Partner Subsidiary to reasonably believe the results would have a material adverse effect on the studies, tests and trials conducted by or on behalf of Merger Partner or the Merger Partner Subsidiary, and neither Merger Partner nor the Merger Partner Subsidiary has received during the three (3) years prior to the date hereof any written notices from any Governmental Entity, institutional review board, independent ethics committee, data and safety monitoring board, or other oversight body with respect to any clinical or pre-clinical studies or tests, or chemistry, manufacturing, and control quality issues, requiring the termination, suspension or material modification of any such studies or tests or chemistry, manufacturing and control activities and, to Merger Partner’s knowledge, there are no facts that would reasonably be expected to give rise to such an action.

3.17          Employees.

(a)            To the knowledge of Merger Partner, as of the date of this Agreement, no employee of Merger Partner or Continuing Employee is in material violation of any term of any non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Merger Partner because of the nature of the business currently conducted by Merger Partner. To the knowledge of Merger Partner, as of the date of this Agreement, no Merger Partner Key Employee or group of Merger Partner Key Employees or Continuing Employee has any plans to terminate employment with Merger Partner or following the Closing with Public Company and its Subsidiaries.

(b)            Merger Partner is not a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor to the knowledge of Merger Partner, have there been any labor organizing activities with respect to any employees of Merger Partner. Merger Partner is not, and during the three (3) years prior to the date hereof, has not been, the subject of any proceeding asserting that Merger Partner has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization, nor is there or has there been pending or, to the knowledge of Merger Partner, threatened, any labor strike, dispute, walkout, work stoppage, slow-down or lockout or other labor dispute involving Merger Partner.

(c)            Merger Partner is and has been for the three (3) years prior to the date hereof in compliance in all material respects with all applicable Laws related to employment (including verification of employment eligibility), employment practices (including without limitation Laws related to discrimination, harassment, and retaliation), terms and conditions of employment and wages and hours (including, without limitation, classification of employees) with respect to any employee (as defined by, or determined in accordance with, applicable Laws). To the knowledge of Merger Partner, all employees of Merger Partner or the Merger Partner Subsidiary and Continuing Employees are lawfully authorized to work in the United States.

(d)            Merger Partner has not received written notice of any charge or complaint pending before the Equal Employment Opportunity Commission or other Governmental Entity alleging unlawful discrimination, harassment, retaliation or any other violation of or non-compliance with applicable Law relating to the employment, treatment, or termination of any employees of Merger Partner or the Merger Partner Subsidiary, nor, to the knowledge of Merger Partner, has any such charge been threatened during the three (3) years prior to the date hereof. No current or former employee of Merger Partner or the Merger Partner Subsidiary has, pursuant to internal complaint procedures, made a written complaint of discrimination, retaliation or harassment against a Merger Partner Key Employee or member of Merger Partner’s leadership team, nor to Merger Partner’s knowledge, has an oral complaint of any of the foregoing been made during the three (3) years prior to the date hereof.

(e)            Merger Partner has not caused a plant closing as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) affecting any site of employment or one or more operating units within any site of employment, or a mass layoff as defined in the WARN Act, nor has Merger Partner or the Merger Partner Subsidiary been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law.

3.18          Insurance. Merger Partner maintains insurance policies (the “Merger Partner Insurance Policies”), including insurance covering directors and officers for securities Law and other customary liabilities, with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses as Merger Partner. Each Merger Partner Insurance Policy is in full force and effect. Merger Partner has complied in all material respects with the provisions of each Merger Partner Insurance Policy under which it is the insured party. No insurer under any Merger Partner Insurance Policy has cancelled or generally disclaimed Liability under any such policy or indicated any intent to do so or not to renew any such policy.

3.19          Brokers; Fees and Expenses. Except as set forth on Section 3.19 of the Merger Partner Disclosure Schedule, no agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action, agreement or commitment of Merger Partner, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement.

3.20          Certain Business Relationships with Affiliates. Except as otherwise set forth on Section 3.20 of the Merger Partner Disclosure Schedule, neither any Affiliate of Merger Partner nor any of its or their equityholders, directors, officers, or employees (a) owns any material property or right, tangible or intangible, which is used in the business of Merger Partner, (b) has any material claim or cause of action against Merger Partner, (c) owes any material money to, or is owed any material money by, Merger Partner, or (d) has or has had any direct or indirect interest of any kind in, or controls or has controlled, or is an officer, manager, director, equityholder, member or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, as applicable, (i) any Person that is a client, customer, supplier, vendor, distributor, lessor, lessee, debtor, creditor or competitor of Merger Partner or (ii) any property, asset or right that is owned, held or used by Merger Partner. Except as would not reasonably be expected to result in a Merger Partner Material Adverse Effect, Section 3.20 of the Merger Partner Disclosure Schedule describes any material Contracts between Merger Partner, on the one hand, and any Affiliate thereof or any officer, manager, director, equityholder or employee of such Affiliate, on the other hand, which were entered into or have been in effect at any time during the three (3) years prior to the date hereof, other than any employment or service Contracts, invention assignment agreements and other Contracts relating to or entered into in connection with any employment or service, including any Contracts relating to stock purchases and awards, stock options and other equity or equity-based incentive arrangements, in each case relating to compensation and entered into in the Ordinary Course of Business.

3.21          Controls and Procedures, Certifications and Other Matters.

(a)            Merger Partner and the Merger Partner Subsidiary maintain accurate books and records reflecting their assets and liabilities and maintain proper and adequate internal control over financial reporting that provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the Financial Statements and to maintain accountability for Merger Partner’s and the Merger Partner Subsidiary’s consolidated assets, (iii) access to assets of Merger Partner and the Merger Partner Subsidiary is permitted only in accordance with management’s authorization, (iv) the reporting of assets of Merger Partner and the Merger Partner Subsidiary is compared with existing assets at regular intervals and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(b)            Neither Merger Partner nor the Merger Partner Subsidiary has extended or maintained credit, arranged for the extension of credit, modified or renewed an extension of credit, in the form of a personal loan or otherwise, to or for any director or executive officer of Merger Partner or the Merger Partner Subsidiary.

(c)            Merger Partner satisfies the conditions to qualification as a “smaller reporting company” set forth in 17 C.F.R. §229.10(f)(1).

3.22          Books and Records. The minute books and other similar records of Merger Partner and the Merger Partner Subsidiary contain accurate summaries, in all material respects, of all actions taken at any meetings of Merger Partner’s or the Merger Partner Subsidiary’s, as applicable, stockholders, the board of directors or any committee thereof, and of all written consents executed in lieu of the holding of any such meeting.

3.23          Ownership of Public Company Common Stock. Except as set forth on Section 3.23 of the Merger Partner Disclosure Schedule, Merger Partner does not and, to the knowledge of Merger Partner, none of Merger Partner’s directors, officers, or 5% or greater stockholders directly or indirectly “own,” beneficially or otherwise, and at all times during the three (3) years prior to the date of this Agreement, to the knowledge of Merger Partner, none of Merger Partner’s directors, officers, or 5% or greater stockholders directly or indirectly has “owned,” beneficially or otherwise, any of the outstanding Public Company Common Stock, as those terms are defined in Section 203 of the DGCL. None of Merger Partner and its “affiliates” or “associates” is, or has been at any time during the three (3) years prior to the date of this Agreement, an “interested stockholder” of Public Company or a “beneficial owner” of Public Company Common Stock, as those terms are defined in NRS Chapter 78.

3.24          IT; Privacy and Data Protection.

(a)            The information technology systems, networks, software, hardware, databases, websites, and related infrastructure (collectively, the “Merger Partner IT Systems”) owned, licensed, leased, or otherwise used by Merger Partner or the Merger Partner Subsidiary perform in all material respects in accordance with their applicable documentation and specifications. The Merger Partner IT Systems are sufficient in all material respects for the current operation of Merger Partner and the Merger Partner Subsidiary as presently conducted. To the knowledge of Merger Partner, the Merger Partner IT Systems do not contain any material bugs, defects, errors, viruses, Trojan horses, or other corruptants that would reasonably be expected to result in a material disruption to, or material degradation of, the performance or functionality of such Merger Partner IT Systems.

(b)            Merger Partner and the Merger Partner Subsidiary have complied at all times, and currently comply, in each case in all material respects, with any applicable data protection and privacy Law with respect to their businesses, including, as applicable, with respect to (i) applicable requirements relating to notification and/or registration of processing of personal data with any applicable national data protection regulator, (ii) requests from data subjects under applicable data protection and privacy Laws, and (iii) where necessary, the obtaining of consent to the processing of personal data and/or direct marketing activity. Merger Partner and the Merger Partner Subsidiary have all material rights necessary to process all personal data used in the business of Merger Partner or the Merger Partner Subsidiary, as applicable. Neither Merger Partner nor the Merger Partner Subsidiary has received any written notice or complaint from any individual, third party and/or Governmental Entity, or, to the knowledge of Merger Partner, been threatened with any such written notice or complaint, (x) alleging non-compliance by Merger Partner or the Merger Partner Subsidiary with any applicable data protection and privacy Law (including any prohibition or restriction on the transfer of data to any jurisdiction) or (y) claiming compensation for, or an injunction arising from, non-compliance with any applicable data protection and privacy Law.

(c)            Merger Partner and the Merger Partner Subsidiary have established and maintain commercially reasonable technical, physical and organizational controls, policies, procedures, safeguards, measures and security systems, plans and technologies in material compliance with requirements under applicable privacy and data protection Laws. During the three (3) years prior to the date hereof, no material breach or material security incident in relation to Merger Partner’s or the Merger Partner Subsidiary’s personal data and/or proprietary data has occurred that would require Merger Partner or the Merger Partner Subsidiary to notify individuals or Governmental Entities, and there has been no unauthorized or illegal processing of, or accidental or unlawful destruction, loss or alteration of, any of Merger Partner’s or the Merger Partner Subsidiary’s personal data and/or proprietary data.

3.25          Post-Closing Payment Obligations. Neither Merger Partner nor the Merger Partner Subsidiary is a party to any Contract or other arrangement that gives rise to an obligation to pay any Contingent Expense after the Closing.

3.26          No Other Representations or Warranties. Merger Partner hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, none of Public Company, Merger Sub, Merger Sub II or any other Person on behalf of Public Company, Merger Sub or Merger Sub II makes any express or implied representation or warranty with respect to Public Company, Merger Sub or Merger Sub II or their respective financial condition, business, results of operations, properties, assets, liabilities, or prospects or otherwise or with respect to any other statements made or information provided to Merger Partner or any of its Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of Public Company and the Merger Subs set forth in Article IV (in each case as qualified and limited by the Public Company Disclosure Schedule)) none of Merger Partner or any of its Affiliates, stockholders, directors, officers, employees, agents, Representatives or advisors, or any other Person, has relied on any representations, warranties, statements or information (including the accuracy or completeness thereof).

Article IV.
REPRESENTATIONS AND WARRANTIES OF PUBLIC COMPANY AND THE MERGER SUBS

Except (i) as disclosed in the Public Company SEC Reports filed with the SEC after February 15, 2024, and at least two (2) Business Days prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but excluding any disclosures under the heading “Risk Factors” or “Quantitative and Qualitative Disclosures about Market Risk”, any disclosure in any “forward looking statements” disclaimers, and any disclosures in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), or (ii) as expressly set forth herein or in the disclosure schedule delivered by Public Company and the Merger Subs to Merger Partner on the date of this Agreement (the “Public Company Disclosure Schedule”), Public Company and the Merger Subs represent and warrant, jointly and not severally, to Merger Partner as follows:

4.1            Organization, Standing and Power. Each of Public Company and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Merger Sub II is a limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each of Public Company and the Merger Subs has all requisite corporate or limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, and is duly qualified to do business and is in good standing (to the extent applicable in such jurisdiction) under the Laws of all jurisdictions in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing, individually or in the aggregate, that have not had, and are not reasonably likely to have, a Public Company Material Adverse Effect. Public Company has made available to Merger Partner complete and accurate copies of its Organizational Documents, and copies of any amendments thereto, existing as of the date of this Agreement, and is not in material default under or in violation of any provision of any such documents.

4.2            Capitalization.

(a)            As of the date of this Agreement, the authorized capital stock of Public Company consists of 200,000,000 shares of Public Company Common Stock and 20,000,000 shares of preferred stock, $0.0001 par value per share, of which 150,000 shares have been designated as Series A Convertible Redeemable Preferred Stock (the “Public Company Series A Preferred Stock”) and 5,000 shares have been designated as Series C Preferred Stock (the “Public Company Series C Preferred Stock” and, together with the Public Company Series A Preferred Stock, the “Public Company Preferred Stock”). The rights and privileges of each class of Public Company’s capital stock are as set forth in Public Company’s articles of incorporation, as amended (as defined in NRS 78.010(1)(b)). As of the close of business on the Business Day immediately prior to the date of this Agreement, (i)  3,931,829 shares of Public Company Common Stock were issued and outstanding, (ii) 51,479 shares of Public Company Series A Preferred Stock were issued and outstanding, (iii) 2,600 shares of Public Company Series C Preferred Stock were issued and outstanding, and (iv) no shares of Public Company Common Stock were held in the treasury of Public Company or by Subsidiaries of Public Company.

(b)            As of the date of this Agreement, there are outstanding options to purchase 1,497,785 shares of Public Company Common Stock (each, a “Public Company Stock Option” and collectively, the “Public Company Stock Options”), 273,491 shares of Public Company Common Stock issuable pursuant to awards of restricted stock units relating to Public Company Common Stock (“Public Company RSU Awards”), 172,650 shares of Public Company Common Stock issuable pursuant to awards of performance-based restricted stock units relating to Public Company Common Stock (the “Public Company PSU Awards” and, together with the Public Company RSU Awards and the Public Company Stock Options, “Public Company Equity Awards”) assuming satisfaction of any performance vesting conditions at target levels and 172,650 shares of Public Company Common Stock issuable pursuant to Public Company PSU Awards assuming satisfaction of any performance vesting conditions at maximum levels. Public Company has made available to Merger Partner complete and accurate copies of all stock or equity-related plans, agreements, and arrangements of Public Company, including the Public Company Stock Plans, the standard forms of all award agreements evidencing Public Company Equity Awards, and a copy of each agreement evidencing a Public Company Equity Award that does not conform in all material respects to a standard form agreement. As of the date of this Agreement, (i) no shares of Public Company Common Stock remain available for issuance pursuant to Public Company’s Amended and Restated 2023 Equity Incentive Plan (the “Public Company 2023 Plan”); and (ii) 675,363 shares of Public Company Common Stock remain available for future issuance pursuant to Public Company’s 2026 Equity Incentive Plan (the “Public Company 2026 Plan” and, together with the Public Company 2023 Plan, the “Public Company Stock Plans”). Public Company has not granted, issued, or authorized the grant or issuance of any Public Company Equity Awards on the Business Day prior to the date of this Agreement or on the date of this Agreement. With respect to each Public Company Equity Award (whether outstanding or previously exercised or settled): (i) each grant of a Public Company Equity Award was duly authorized no later than the date on which such grant was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Public Company Board (or a duly constituted and authorized committee thereof) or a duly authorized delegate thereof, and any required stockholder approval by the necessary number of votes or written consents; (ii) each such grant was made in accordance with the terms of the applicable Public Company Stock Plan, the Securities Act, the Exchange Act, and all other applicable Laws, and is not and has not been the subject of any internal investigation, review, or inquiry; and (iii) each Public Company Stock Option has an exercise price no less than the fair market value of the underlying shares of Public Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code.

(c)            Section 4.2(c) of the Public Company Disclosure Schedule lists, as of the date hereof, the number of shares of Public Company Common Stock reserved for future issuance pursuant to warrants or other outstanding rights (other than Public Company Stock Options) to purchase shares of Public Company Common Stock outstanding as of the close of business on the Business Day prior to the date of this Agreement (such outstanding warrants or other rights, the “Public Company Warrants”) and the agreement or other document under which such Public Company Warrants were granted, and the exercise price, the date of grant and the expiration date thereof.

(d)            Except (i) as set forth in this Section 4.2 or in Article II, (ii) as reserved for future grants under the Public Company 2026 Plan, outstanding as of the close of business on the Business Day prior to the date of this Agreement, (iii) as reserved for issuance and issuable upon conversion of outstanding shares of Public Company Preferred Stock, (iv) for the rights to acquire shares pursuant to the Public Company Stock Plans, (v) commitments to issue (x) shares of Public Company Series B Preferred Stock or Public Company Common Stock or (y) warrants to acquire shares of Public Company Series B Preferred Stock or Public Company Common Stock, in each case of clauses (x) and (y), pursuant to the Securities Purchase Agreement in the Concurrent Financing, as of the date of this Agreement, and (vi) as reserved for issuance and issuable upon conversion of the outstanding Public Company Convertible Notes and upon exercise of the Horizon Warrants and the A.G.P. Warrants, (A) there are no equity securities of any class of Public Company, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (B) there are no options, warrants, equity securities, stock appreciation, phantom stock, profit participation, calls, rights, commitments or agreements of any character to which Public Company or any of its Subsidiaries is a party or by which Public Company or any of its Subsidiaries is bound obligating Public Company or any of its Subsidiaries to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of Public Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating Public Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement. As of the date of this Agreement, other than pursuant to the Public Company Stock Plans, Public Company is not a party to or bound by any, and to the knowledge of Public Company, there are no, agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock or other equity interests of Public Company. Except as otherwise set forth on Section 4.2(d) of the Public Company Disclosure Schedule, as contemplated by this Agreement, the Securities Purchase Agreement or described in this Section 4.2(d), there are no registration rights to which Public Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound with respect to any equity security of any class of Public Company. Stockholders of Public Company are not entitled to dissenters’ or appraisal rights under applicable state Law in connection with the Mergers, and the Public Company Board has not adopted or approved any resolution pursuant to the NRS or otherwise granting dissenters’, appraisal or similar rights to any holder of shares of Public Company Common Stock or any other equity interests of or in Public Company, or to any other Person.

(e)            All outstanding shares of Public Company Common Stock are, and all shares of Public Company Common Stock subject to issuance as specified in Section 4.2(b) and Section 4.2(c) or pursuant to Article II, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of NRS Chapter 78, Public Company’s articles of incorporation or bylaws or any agreement to which Public Company is a party or is otherwise bound. There are no obligations, contingent or otherwise, of Public Company to repurchase, redeem or otherwise acquire any shares of Public Company Common Stock. All outstanding shares of Public Company Common Stock have been offered, issued and sold by Public Company in compliance with all applicable federal and state securities Laws.

4.3            Subsidiaries.

(a)            Section 4.3(a) of the Public Company Disclosure Schedule sets forth, for each Subsidiary of Public Company (including Merger Sub and Merger Sub II): (i) its name; (ii) the number and type of outstanding Equity Interests and a list of the holders thereof; and (iii) its jurisdiction of organization.

(b)            Each Subsidiary of Public Company is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, and is duly qualified to do business and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that have not had, and are not reasonably likely to have, a Public Company Material Adverse Effect. All of the outstanding shares of capital stock and other equity securities or interests of each Subsidiary of Public Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares (other than directors’ qualifying shares in the case of non-U.S. Subsidiaries, all of which Public Company has the power to cause to be transferred for no or nominal consideration to Public Company or Public Company’s designee) are owned, of record and beneficially, by Public Company or another of its Subsidiaries free and clear of all Liens, claims, pledges, agreements or limitations on Public Company’s voting rights. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which Public Company or any of its Subsidiaries is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary of Public Company. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary of Public Company. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary of Public Company.

(c)            Except as set forth on Section 4.3(c) of the Public Company Disclosure Schedule, Public Company does not own any Equity Interests or similar interests in any other Person nor does Public Company control directly or indirectly or have any direct or indirect Equity Interests or similar interests of any nature in any other Person which is not a Subsidiary of Public Company. Except as set forth on Section 4.3(c) of the Public Company Disclosure Schedule, Public Company is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Public Company has not agreed and is not obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Person. Public Company has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Person.

4.4            Authority; No Conflict; Required Filings and Consents.

(a)            Each of Public Company, Merger Sub and Merger Sub II has all requisite corporate or limited liability company power and authority to enter into this Agreement and, subject only to the receipt of the approval by the stockholders of Public Company of the Requisite Public Company Stockholder Approvals and the adoption of this Agreement by Public Company in its capacity as the sole stockholder of Merger Sub and sole member of Merger Sub II, to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Public Company Board, at a duly called meeting at which all disinterested members of the Public Company Board were present, by a unanimous vote of those directors voting thereon, (i) determined that the transactions contemplated by this Agreement, including the Mergers, are fair to, and in the best interests of, Public Company and its stockholders and (ii) directed that the Requisite Public Company Stockholder Approvals be submitted to the stockholders of Public Company for their approval and resolved to recommend that the stockholders of Public Company vote in favor of the approval of the Requisite Public Company Stockholder Approvals. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by Public Company, Merger Sub and Merger Sub II have been duly authorized by all necessary corporate or limited liability company action on the part of each of Public Company, Merger Sub and Merger Sub II, subject only to the required receipt of the Requisite Public Company Stockholder Approvals and the adoption of this Agreement by Public Company in its capacity as the sole stockholder of Merger Sub and sole member of Merger Sub II. This Agreement has been duly executed and delivered by each of Public Company, Merger Sub and Merger Sub II and, assuming the due execution and delivery of this Agreement by Merger Partner and the Securityholder Representative, constitutes the valid and binding obligation of each of Public Company, Merger Sub and Merger Sub II, enforceable against Public Company, Merger Sub and Merger Sub II in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)            The execution and delivery of this Agreement by each of Public Company, Merger Sub and Merger Sub II do not, and the consummation by Public Company, Merger Sub and Merger Sub II of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation or breach of, any provision of any Organizational Document of Public Company, Merger Sub, Merger Sub II or any other Subsidiary of Public Company, (ii) conflict with, or result in any material violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Lien on Public Company’s or any of its Subsidiaries’ assets (including Public Company Intellectual Property) under any of the terms, conditions or provisions of any Contract required to be disclosed in Section 4.11(a) of the Public Company Disclosure Schedule, or (iii) subject to obtaining the Requisite Public Company Stockholder Approvals and compliance with the requirements specified in clauses (i) through (viii) of Section 4.4(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, Law, ordinance, rule or regulation applicable to Public Company or any of its Subsidiaries or any of its or their properties or assets, except in the case of clauses (ii) and (iii) of this Section 4.4(b), as would not, individually or in the aggregate, reasonably be expected to result in a Public Company Material Adverse Effect.

(c)            No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any stock market or stock exchange on which shares of Public Company Common Stock are listed for trading is required by or with respect to Public Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Public Company, Merger Sub or Merger Sub II of the transactions contemplated by this Agreement, except for (i) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Delaware Secretary of State, (ii) the filing of the Form S-4 with the SEC in accordance with the Securities Act, (iii) the filing of the Information Statement with the SEC in accordance with the Exchange Act, (iv) the filing of such reports, schedules or materials under Section 13 of or Rule 14a-12 under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities Laws and the Laws of any foreign country, (vi) the filing of a listing application for the Public Company Common Stock on the NYSE American, in the form required by the NYSE American, with respect to the shares of Public Company Common Stock to be issued pursuant to this Agreement (the “NYSE American Listing Application”), (vii) the filing of the Series B Certificate of Designation with the Nevada Secretary of State, and (viii) such other consents, authorizations, orders, filings, approvals and registrations that, individually or in the aggregate, if not obtained or made, would not be reasonably expected to result in a Public Company Material Adverse Effect.

(d)            The only vote or consent of the holders of any class or series of capital stock or other securities of Public Company necessary to approve the Share Issuances is the affirmative written consent of the holders of a majority of the outstanding shares of Public Company’s capital stock entitled to vote thereon, voting together as a single class (with the shares of Public Company Series A Preferred Stock voting on the basis set forth in, and subject to the limitations of, Section 9 of the Certificate of Designations of Rights and Preferences of Series A Convertible Preferred Stock of Public Company) (the “Requisite Public Company Stockholder Approvals”). There are no bonds, debentures, notes or other indebtedness of Public Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Public Company may vote.

4.5            SEC Filings; Financial Statements; Information Provided.

(a)            Public Company has filed or furnished all registration statements, forms, reports, certifications and other documents required to be filed or furnished by Public Company with the SEC for a period of at least twelve (12) calendar months immediately preceding the execution of this Agreement. All such registration statements, forms, reports, certifications, proxy statements, information statements and other documents (other than preliminary materials to the extent superseded by a definitive filing), as amended prior to the date hereof, and those that Public Company may file or furnish after the date hereof until the Closing, are referred to herein as the “Public Company SEC Reports.” All of the Public Company SEC Reports (i) were or will be filed or furnished, as applicable, on a timely basis, (ii) at the time filed or furnished (or if amended prior to the date hereof, when so amended), complied, or will comply when filed or furnished, as to form in all material respects with the requirements of the Securities Act and the Exchange Act applicable to such Public Company SEC Reports and (iii) did not or will not at the time they were filed or furnished (or if amended prior to the date hereof, when so amended) or are filed or furnished contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Public Company SEC Reports or necessary in order to make the statements in such Public Company SEC Reports, in the light of the circumstances under which they were made, not misleading, in any material respect.

(b)            Each of the financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Public Company SEC Reports at the time filed (or if amended prior to the date hereof, when so amended) (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and at the dates involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC) and (iii) fairly presented or will fairly present in all material respects the financial position of Public Company and its Subsidiaries as of the dates indicated and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments that are not expected to be material in amount. The balance sheet of Public Company as of June 30, 2026, is referred to herein as the “Public Company Balance Sheet.”

(c)            Since January 1, 2026, and prior to the date of this Agreement, Public Company has not received any correspondence from the NYSE American or the staff thereof relating to the delisting or maintenance of listing of the Public Company Common Stock on the NYSE American. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Public Company SEC Reports.

(d)            Public Company’s auditor has at all times since its engagement by Public Company been “independent” with respect to Public Company within the meaning of Regulation S-X under the Exchange Act and, to the knowledge of Public Company, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act (to the extent applicable) and the related rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(e)            The information to be supplied by or on behalf of Public Company for inclusion in the Form S-4 and the Information Statement to be sent to the stockholders of Public Company and Merger Partner in connection with the Requisite Public Company Stockholder Approvals, which information shall be deemed to include all material information about or relating to Public Company, the Requisite Public Company Stockholder Approvals or the Public Company Written Consent, shall not, in the case of the Form S-4, at the time it becomes effective under the Securities Act, and, in the case of the Information Statement, on the date the Information Statement and any amendments or supplements thereto are first filed with the SEC and at the time it is first mailed to stockholders of Public Company or Merger Partner, or at any time thereafter up to and including the Initial Effective Time, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Public Company makes no representations or warranties as to the information contained in or omitted from the Form S-4 or Information Statement or made in reliance upon and in conformity with information furnished in writing to Public Company by or on behalf of Merger Partner specifically for inclusion in the Form S-4 or Information Statement which is misleading by virtue of such reliance or conformity.

(f)            Section 4.5(f) of the Public Company Disclosure Schedule sets forth all Indebtedness of Public Company and its Subsidiaries as of the date hereof, and except as set forth in Section 4.5(f) of the Public Company Disclosure Schedule, the execution and delivery of this Agreement by Public Company and the consummation by Public Company of the transactions contemplated by this Agreement will not result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, constitute a change in control under, or otherwise accelerate amounts payable or increase the amounts outstanding in respect of such Indebtedness.

4.6            No Undisclosed Liabilities. Neither Public Company nor any of its Subsidiaries has any material Liability, except for (i) Liabilities described in the Public Company SEC Reports, (ii) Liabilities shown on the Public Company Balance Sheet, (iii) Liabilities of a type required to be shown on the Public Company Balance Sheet that have arisen since the date of the Public Company Balance Sheet in the Ordinary Course of Business (and which have not resulted from a breach of contract, breach of warranty, tort, infringement or violation of Law), (iv) Liabilities for Transaction Expenses incurred in connection with the transactions contemplated by this Agreement, or (v) Liabilities which would not have a Public Company Material Adverse Effect.

4.7            Absence of Certain Changes or Events. During the period beginning on the date of the Public Company Balance Sheet and ending on the date hereof, Public Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business and, since such date, except as otherwise set forth on Section 4.7 of the Public Company Disclosure Schedule, there has not been (a) any change, event, circumstance, development or effect that, individually or in the aggregate, has had, or is reasonably expected to have, a Public Company Material Adverse Effect or (b) any other action or event that would have required the consent of Merger Partner pursuant to Section 5.2 had such action or event occurred after the date of this Agreement.

4.8            Taxes.

(a)            All material Tax Returns required to be filed by or with respect to Public Company or any of its Subsidiaries have been properly and timely filed, and all such Tax Returns are true, correct and complete in all material respects. All material Taxes due and payable by Public Company or its Subsidiaries (whether or not shown on any Tax Return) have been timely paid.

(b)            Neither Public Company nor any of its Subsidiaries is, nor has it ever been, a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar U.S. federal Tax Returns, other than a group of which the common parent is Public Company. Neither Public Company nor any of its Subsidiaries is party to any Tax indemnity, Tax sharing, Tax allocation or similar agreement, other than customary commercial Contracts not primarily related to Taxes. Neither Public Company nor any of its Subsidiaries has any material Liability for Taxes of another Person (other than Public Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of state, local or non-U.S. Law), as a transferee or successor, or otherwise by operation of Law.

(c)            All material Taxes that Public Company and each of its Subsidiaries was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity.

(d)            No examination or audit of any Tax Return of Public Company or any of its Subsidiaries by any Governmental Entity is currently in progress or, to the knowledge of Public Company, has been threatened by any Governmental Entity. No deficiencies for material Taxes of Public Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Entity in writing that remain unresolved. No Governmental Entity in a jurisdiction in which Public Company or any of its Subsidiaries does not file a particular type of Tax Return or pay a particular type of Tax has made a written claim that Public Company or any of its Subsidiaries is or may be required to file such Tax Returns or be subject to such Tax in such jurisdiction, which claim remains unresolved. Neither Public Company nor any of its Subsidiaries has (i) waived any statute of limitations with respect to material Taxes or agreed to extend the period for assessment or collection of any material Taxes (other than any automatic extension granted in the Ordinary Course of Business and consistent with past custom and practice of Public Company or the relevant Subsidiary), which waiver or extension is still in effect, or (ii) requested any extension of time within which to file any material Tax Return (other than any extension granted in the Ordinary Course of Business and consistent with past custom and practice of Public Company or the relevant Subsidiary).

(e)            Except as set forth on Section 4.8(e) of the Public Company Disclosure Schedule, neither Public Company nor any of its Subsidiaries has made any payment or provided any benefit, is obligated to make any payment or provide any benefit, or is a party to any plan, program, policy, agreement or arrangement that could obligate it to make, and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with additional or subsequent events, including any termination of employment or service), will result in any payment or provide any benefit that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code).

(f)            Public Company is not, and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(g)            Public Company has not distributed to its stockholders or security holders stock or securities of a controlled corporation, nor has stock or securities of Public Company been distributed, in a transaction to which Section 355 of the Code applies in the prior two (2) years.

(h)            There are no Liens with respect to Taxes upon any of the assets or properties of Public Company or any of its Subsidiaries, other than Permitted Liens.

(i)            Neither Public Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) adjustments under Section 481 of the Code (or any similar adjustments under any provision of corresponding U.S. state, local, or non-U.S. Law) or use of an improper method of accounting, in each case, for a taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) installment sale or other open transaction disposition made prior to the Closing Date outside the Ordinary Course of Business, (iii) closing agreement within the meaning of Section 7121 of the Code (or any similar or analogous agreement entered into under corresponding U.S. state, local, or non-U.S. Law) or (iv) prepaid amount or deferred revenue received prior to the Closing Date outside the Ordinary Course of Business.

(j)            Neither Public Company nor any of its Subsidiaries has participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(k)            Neither Public Company nor any of its Subsidiaries is a party to any joint venture, partnership, or other arrangement that is classified as a partnership for U.S. federal income Tax purposes. Public Company is and has since the date of its formation been classified as an association taxable as a corporation for U.S. federal income Tax purposes. The Tax classification of each Subsidiary of Public Company is set forth on Section 4.8(k) of the Public Company Disclosure Schedule.

(l)            None of the capital stock of Public Company is subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law). Each Person who was issued stock in Public Company in connection with the performance of services that was subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code made a timely election with respect to such stock pursuant to Section 83(b) of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(m)            Neither Public Company nor any of its Subsidiaries is subject to income Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or other fixed place of business in that country.

4.9            Owned and Leased Real Properties.

(a)            Neither Public Company nor any of its Subsidiaries owns or has ever owned any real property.

(b)            Except as otherwise set forth on Section 4.9(b) of the Public Company Disclosure Schedule, (i) neither Public Company nor any of its Subsidiaries as of the date of this Agreement leases, subleases, licenses or otherwise occupies any real property nor is party to any lease, sublease, license or any other occupancy agreement (collectively, the “Public Company Leases”) and (ii) all of its previous Public Company Leases have been terminated and neither Public Company nor any of its Subsidiaries has any remaining affirmative obligations under such Public Company Leases and termination agreements. Neither Public Company nor any of its Subsidiaries is party to any agreement or subject to any claim that may require the payment of any real estate brokerage commissions. Neither Public Company nor any of its Subsidiaries nor, to the knowledge of Public Company, any other party is in breach or default and no event has occurred, is pending or, to the knowledge of Public Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default under any of the Public Company Leases, except where the existence of such defaults, individually or in the aggregate, has not had, and is not reasonably likely to result in, the loss of a material right or in a material Liability of Public Company or any of its Subsidiaries. Neither Public Company nor any of its Subsidiaries leases, subleases or licenses any real property to any Person other than Public Company and its Subsidiaries. Public Company has made available to Merger Partner complete and accurate copies of all Public Company Leases.

4.10          Intellectual Property.

(a)            Section 4.10(a) of the Public Company Disclosure Schedule sets forth a complete and accurate list of all Public Company Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, and names of all current applicant(s) and registered owner(s), as applicable, except that, for any Public Company Registrations that are Internet domain names or social media accounts and identifiers, such enumeration shall be the applicable account name or number, the domain registrar or social media company and the registered owner(s). To the knowledge of Public Company, all assignments of Public Company Registrations to Public Company have been properly executed, and, to the knowledge of Public Company, all issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid (other than any such payments for which a bona fide grace period applies under applicable Law) by or on behalf of Public Company or any of its Subsidiaries. To the knowledge of Public Company, all Public Company Registrations are valid and enforceable.

(b)            There are no inventorship challenges, inter partes proceedings, opposition or nullity proceedings or interferences declared, commenced or provoked, or, to the knowledge of Public Company, threatened, with respect to any Patent Rights included in the Public Company Registrations. None of the Patent Rights included in the Public Company Registrations have been abandoned. Public Company and each of its Subsidiaries have complied with their respective duties of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and Trademark applications filed by or on behalf of Public Company and have made no material misrepresentation in such applications. Public Company has no knowledge of any information that would preclude Public Company or any of its Subsidiaries from having clear title to the Public Company Registrations included in the Public Company Owned Intellectual Property.

(c)            (i) Public Company is the sole and exclusive owner of all Public Company Owned Intellectual Property, free and clear of any Liens, other than (x) Permitted Liens, and (y) any joint owners of the Public Company Owned Intellectual Property listed in Section 4.10(c) of the Public Company Disclosure Schedule, and (ii) Public Company and each of its Subsidiaries have the valid and sufficient right to use all other Intellectual Property used in or reasonably necessary for the operation of its business as currently conducted and proposed to be conducted in the Public Company SEC Reports. None of the Public Company Intellectual Property is subject to any orders, decrees or injunctions.

(d)            To the knowledge of Public Company, the Patent Rights included in the Public Company Owned Intellectual Property contain one or more claims that cover the composition of matter, method of use or method of manufacture of each Public Company Product.

(e)            Public Company, or any of its Subsidiaries, as applicable, has taken reasonable measures to protect the proprietary nature of each item of Public Company Owned Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof. To Public Company’s knowledge, there has been no unauthorized disclosure of any trade secrets or confidential information (including any third party proprietary or confidential information) in the possession, custody or control of Public Company or any of its Subsidiaries.

(f)            To the knowledge of Public Company, the operations of Public Company and its Subsidiaries as currently conducted do not infringe, misappropriate or otherwise violate and have not in the past three (3) years infringed, misappropriated or otherwise violated any valid and enforceable Intellectual Property rights of any individual or entity. To Public Company’s knowledge, no individual or entity has infringed, misappropriated or otherwise violated any material Public Company Owned Intellectual Property or any material rights under the Public Company Intellectual Property that are exclusively licensed to Public Company or any of its Subsidiaries, and neither Public Company nor any of its Subsidiaries has filed or threatened in writing any claims alleging that a third party or Worker has infringed, misappropriated or otherwise violated any Public Company Intellectual Property. No individual or entity has filed or, to Public Company’s knowledge, threatened any claims alleging that Public Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated any individual’s or entity’s Intellectual Property nor has Public Company or any of its Subsidiaries received any written notification that a license under any other individual’s or entity’s Intellectual Property is or may be required.

(g)            Public Company has made available to Merger Partner copies of all material written complaints, claims, notices or threats, and disclosed to Merger Partner all material non-written complaints, claims, notices or threats, in each case, concerning the infringement, violation or other misappropriation of any Public Company Intellectual Property.

(h)            Section 4.10(h) of the Public Company Disclosure Schedule identifies (i) each Contract pursuant to which Public Company or any of its Subsidiaries has granted any rights to any Public Company Licensed Intellectual Property, and (ii) each Contract pursuant to which Public Company or any of its Subsidiaries has granted any joint ownership interest or contingent right in or to any item of Public Company Owned Intellectual Property, in each case of clauses (i) and (ii), other than Excluded Contracts.

(i)            Section 4.10(i) of the Public Company Disclosure Schedule identifies (i) each Contract pursuant to which Public Company or any of its Subsidiaries has obtained any rights to any Public Company Licensed Intellectual Property and (ii) each Contract pursuant to which Public Company or any of its Subsidiaries has obtained any joint or sole ownership interest or contingent right in or to any item of Public Company Owned Intellectual Property, in each case of clauses (i) and (ii), other than Excluded Contracts.

(j)            To the knowledge of Public Company, no past or present Worker of Public Company or any of its Subsidiaries is in default or breach of any term of any employment Contract, non-disclosure Contract, assignment of invention Contract or similar Contract between such Worker and Public Company or any of its Subsidiaries, as applicable, relating to the protection, ownership, development, use, assignment or transfer of Public Company Intellectual Property. To the extent that any Public Company Owned Intellectual Property has been conceived, reduced to practice, authored, developed or created for Public Company or any of its Subsidiaries by any individual while a Worker, Public Company or such Subsidiary has obtained the entire and unencumbered right, title and interest therein and thereto by operation of Law or by valid written assignment.

(k)            The execution and delivery of this Agreement by Public Company does not, and the consummation by Public Company of the transactions contemplated by this Agreement shall not, result in (i) a material breach of or default under any agreement governing any Public Company Intellectual Property; (ii) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, any Public Company Intellectual Property in any material respect; (iii) the grant or transfer to any third party of any license or other interest under, or any covenant not to sue in respect of, any Merger Partner Intellectual Property; or (iv) Merger Partner, the Merger Partner Subsidiary, Public Company, any of its Subsidiaries or any of their respective Affiliates being obligated to pay any penalty or new or increased royalty or fee to any individual or entity under any agreement governing any Public Company Intellectual Property.

(l)            No funds, facilities, Intellectual Property, personnel or other resources of any Governmental Entity or any university, college, research institute or other educational institution are being used, or have been used at any time, to create, reduce to practice, or develop Public Company Owned Intellectual Property (or, to the knowledge of Public Company, any Public Company Licensed Intellectual Property), except for any such use that does not result in such Governmental Entity or institution obtaining any ownership rights to such Public Company Intellectual Property or the right to receive royalties or other payments for the practice of such Public Company Intellectual Property, including “march in” or co-ownership rights in any Public Company Intellectual Property or any claim, option or other right to any of the foregoing.

(m)            (i) Neither Public Company nor any of its Subsidiaries has incorporated, embedded, linked, or otherwise used any software or other material that is licensed under any Open Source Materials into, or in connection with, any product or service of Public Company or any of its Subsidiaries in a manner that (A) requires or conditions the use or distribution of such product or service on the disclosure, licensing, or distribution of any source code of any Public Company Owned Intellectual Property, (B) requires or conditions the use or distribution of such product or service on the granting to any third party of any rights or immunities under any Public Company Owned Intellectual Property (including any Patent Rights), (C) imposes any restriction on the consideration to be charged for the distribution or licensing of any Public Company Owned Intellectual Property, product, or service, or (D) creates, or purports to create, any obligations for Public Company or any of its Subsidiaries with respect to any Public Company Owned Intellectual Property, or grants, or purports to grant, to any third party any rights or immunities under any Public Company Owned Intellectual Property; and (ii) Public Company and each of its Subsidiaries have complied in all material respects with all applicable terms and conditions of all licenses for Open Source Materials used by or on behalf of Public Company or any of its Subsidiaries.

4.11          Contracts.

(a)            Section 4.11(a) of the Public Company Disclosure Schedule lists the following Contracts of Public Company and its Subsidiaries in effect as of the date of this Agreement (in each case, excluding Excluded Contracts):

(i)            any Contract (or group of related Contracts) for the purchase or sale of products or for the furnishing or receipt of services (A) which expressly requires future payments by or to Public Company or any of its Subsidiaries in excess of $150,000 annually, or (B) in which Public Company or any of its Subsidiaries has granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any products or territory, or has agreed to purchase goods or services exclusively from a particular party or has granted a right of first offer, right of first refusal, or right of first negotiation in favor of any third party;

(ii)            any Contract under which Public Company or any of its Subsidiaries is prohibited from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or any segment of the market or line of business;

(iii)            any (A) employment Contract with a Public Company Key Employee and (B) individual independent contractor or consulting Contract that involves or could involve payments in excess of $200,000 within any twelve (12) month period;

(iv)            any Contract, plan, policy or program providing for retention or stay pay, change in control payments or transaction-based bonuses;

(v)            any Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(vi)            any Contract relating to the disposition or acquisition of material assets or any ownership interest in Public Company or any of its Subsidiaries, in each case, involving payments in excess of $100,000 in the aggregate;

(vii)            any settlement Contract or settlement-related Contract (including any Contract in connection with which any employment-related claim is settled) under which either side has remaining financial obligations;

(viii)            any dealer, distribution, joint marketing, joint venture, joint development, partnership, strategic alliance, collaboration, development agreement or outsourcing arrangement;

(ix)            any Contract for the conduct of research studies, pre-clinical or clinical studies, manufacturing, distribution, supply, marketing or co-promotion of any products in development by, or which has been or which is being marketed, distributed, supported, sold or licensed out, in each case, by or on behalf of Public Company or any of its Subsidiaries;

(x)            except with respect to Indebtedness between or among Public Company and its Subsidiaries, any Contract relating to (A) Indebtedness or (B) any financial guaranty;

(xi)            any Contract or commitment with any Person, including any financial advisor, broker, finder, investment banker, attorney or other Person, providing advisory services or other services for Public Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement; and

(xii)            any Contract that involved or would reasonably be expected to result in (A) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, or the creation of any Lien (excluding a Permitted Lien) on any Public Company Intellectual Property, (B) the grant or transfer to any third party of any license or other interest under, or any covenant not to sue with respect to, any Public Company Intellectual Property, or (C) Public Company or any of its Subsidiaries being obligated to pay any penalty or new or increased royalty or fee to any individual or entity under any agreement governing any Public Company Intellectual Property.

(b)            Public Company has made available to Merger Partner a complete and accurate copy of each Contract listed in Sections 4.10(a), 4.10(h), 4.10(i) and 4.11(a) of the Public Company Disclosure Schedule. With respect to each Contract so listed or that should be listed: (i) the Contract is legal, valid, binding and enforceable and in full force and effect against Public Company and/or its Subsidiaries, as applicable, and, to the knowledge of Public Company, against each other party thereto, as applicable, subject to the Bankruptcy and Equity Exception; and (ii) none of Public Company, its Subsidiaries nor, to the knowledge of Public Company, any other party, is in material breach or violation of, or default under, any such Contract, and no event has occurred, is pending or, to the knowledge of Public Company, is threatened, which, with or without notice or lapse of time, or both, would constitute a material breach or default by Public Company, its Subsidiaries or, to the knowledge of Public Company, any other party under such Contract, except for such breaches, violations or defaults that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Public Company Material Adverse Effect.

4.12          Litigation. Except as otherwise set forth on Section 4.12 of the Public Company Disclosure Schedule, as of the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator that is pending or has been threatened in writing against Public Company or any of its Subsidiaries that (i) seeks either damages in excess of $250,000 or equitable relief or (ii) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. There are no material judgments, orders or decrees outstanding against Public Company or any of its Subsidiaries.

4.13          Environmental Matters.

(a)            Except for such matters that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Public Company Material Adverse Effect: (i) Public Company and each of its Subsidiaries have complied in all material respects with all applicable Environmental Laws; (ii) the properties currently or, to the knowledge of Public Company, formerly owned, leased or operated by Public Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) are and were not contaminated with any Hazardous Substances in a manner or amounts that would be reasonably likely to create a material Liability under any Environmental Law or relating to Hazardous Substances; (iii) neither Public Company nor any of its Subsidiaries has received written notice from any party alleging actual or potential material Liability for any Hazardous Substance disposal or contamination on the property of any third party; and (iv) neither Public Company nor any of its Subsidiaries has released any Hazardous Substance into the environment in a manner or amounts that would be reasonably likely to create a material Liability under any Environmental Law or relating to Hazardous Substances.

(b)            As of the date of this Agreement, neither Public Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that Public Company or any of its Subsidiaries may be in material violation of or have material Liability or obligations under, any Environmental Law.

(c)            Neither Public Company nor any of its Subsidiaries is subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to any material Liability under any Environmental Law or relating to Hazardous Substances.

4.14          Compliance With Laws. Except as would not reasonably be expected to result in a Public Company Material Adverse Effect, Public Company and each of its Subsidiaries have during the last three (3) years complied with, are not in material violation of, and, as of the date of this Agreement, have not received any written notice from any Governmental Entity alleging any violation with respect to, any applicable provisions of any Law related to the conduct of their respective business or the ownership or operation of their respective properties or assets.

4.15          Permits and Regulatory Matters.

Except as would not reasonably be expected to result in a Public Company Material Adverse Effect:

(a)            Public Company and each of its Subsidiaries have all required Permits that are material to the conduct of their businesses as currently conducted, including all such Permits required by the FDA, such as authorization of an IND, or by any other Regulating Authorities (the “Public Company Authorizations”).

(b)            All Permits that are necessary for the conduct of the business of Public Company as currently conducted are in full force and effect. No Public Company Authorization shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement. Public Company and its Subsidiaries are in compliance in all material respects with the terms of each such Public Company Authorization. All material applications, reports, notices and other documents required to be filed by Public Company and its Subsidiaries with all Governmental Entities have been timely filed and are complete and correct in all material respects as of the date filed or as amended prior to the date of this Agreement. None of Public Company, its Subsidiaries nor, to Public Company’s knowledge, any officer, employee or agent of Public Company or any of its Subsidiaries has been convicted of any crime or engaged in any conduct that has previously caused or would reasonably be expected to result in (i) disqualification or debarment by the FDA under 21 U.S.C. Sections 335(a) or (b), or any similar Law of any other Governmental Entity, or (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law of any Governmental Entity.

(c)            (i) Public Company and its Subsidiaries are and during the last three (3) years have been in material compliance, to the extent applicable, with all Laws applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any pharmaceutical or biological product tested, developed, promoted, marketed, manufactured or distributed by Public Company; (ii) neither Public Company nor any of its Subsidiaries has received during the last three (3) years any written notices or correspondence from any Governmental Entity alleging or asserting any material noncompliance with any Public Company Authorizations; and (iii) neither Public Company nor any of its Subsidiaries has received during the last three (3) years written notice that any Governmental Entity has taken or is intending to take action to limit, suspend, modify or revoke any Public Company Authorizations (except where such limitation, suspension, modification, or revocation would not reasonably be expected to have a Public Company Material Adverse Effect) and, to the knowledge of Public Company, there is no action or proceeding pending or threatened against Public Company by a Governmental Entity (including any prosecution, injunction, seizure, civil fine, suspension or recall), in each case alleging that Public Company or any of its Subsidiaries is in material noncompliance with applicable Laws, regulations or orders implemented by the FDA or any other Governmental Entity exercising comparable authority. Neither Public Company nor any of its Subsidiaries nor, to Public Company’s knowledge, any of their respective officers, employees or agents has made an untrue statement of a material fact or fraudulent statement to any Governmental Entity relating to the Public Company Authorizations or failed to disclose a material fact required to be disclosed to any Governmental Entity relating to the Public Company Authorizations.

(d)            To Public Company’s knowledge, all studies, tests, preclinical and clinical investigations and trials sponsored or conducted by, or conducted on behalf of, Public Company or any of its Subsidiaries were and, if still pending, are being conducted in compliance in all material respects with applicable Laws. Public Company is not aware of any studies, tests or trials the results of which would cause Public Company or any of its Subsidiaries to reasonably believe the results would have a material adverse effect on the studies, tests and trials conducted by or on behalf of Public Company or any of its Subsidiaries, and neither Public Company nor any of its Subsidiaries has received during the last three (3) years any written notices from any Governmental Entity, institutional review board, independent ethics committee, data and safety monitoring board, or other oversight body with respect to any clinical or pre-clinical studies or tests, or chemistry, manufacturing, and control quality issues, requiring the termination, suspension or material modification of any such studies, tests or chemistry, manufacturing and control activities and, to Public Company’s knowledge, there are no facts that would reasonably be expected to give rise to such an action (except where such material modification would not reasonably be expected to have a Public Company Material Adverse Effect, such as modifications that are part of routine correspondence with or sponsor-solicited feedback from any Governmental Entity).

4.16          Insurance. Public Company and its Subsidiaries maintain insurance policies (the “Public Company Insurance Policies”), including insurance covering directors and officers for securities Law and other customary liabilities, with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Each Public Company Insurance Policy is in full force and effect. Except as set forth on Section 4.16 of the Public Company Disclosure Schedule, none of the Public Company Insurance Policies shall terminate or lapse (or be affected in any other adverse manner) by reason of any of the transactions contemplated by this Agreement. Public Company and each of its Subsidiaries have complied in all material respects with the provisions of each Public Company Insurance Policy under which it is the insured party. No insurer under any Public Company Insurance Policy has cancelled or generally disclaimed Liability under any such policy or indicated any intent to do so or not to renew any such policy. Public Company has delivered to Merger Partner accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Public Company and its Subsidiaries.

4.17          Employee Benefit Plans.

(a)            Each Public Company Employee Plan is and has been established and administered in all material respects in compliance with ERISA, the Code, the ACA, and all other applicable Laws and the regulations thereunder and in accordance with its terms, and each of Public Company and its Subsidiaries has in all material respects met its obligations with respect to such Public Company Employee Plan. All required contributions to, and premiums payable in respect of, each Public Company Employee Plan have been timely made within the time periods, if any, prescribed by ERISA, the Code or other applicable Law or, to the extent not required to be made on or before the date of this Agreement, have been properly accrued on Public Company’s financial statements in accordance with GAAP. There is and has in the past three (3) years been no audit, investigation or other proceeding (including any voluntary correction application) pending against or involving any Public Company Employee Plan, and to the knowledge of Public Company, no such audit, investigation or other proceeding is or has in the past three (3) years been threatened.

(b)            With respect to the Public Company Employee Plans, there are no material benefit obligations for which contributions have not been made or properly accrued and there are no material benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the financial statements of Public Company or any of its Subsidiaries.

(c)            All Public Company Employee Plans that are intended to be qualified under Section 401(a) of the Code have received determination or opinion letters from the IRS to the effect that such Public Company Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination or opinion letter has been revoked and, to the knowledge of Public Company, no revocation has been threatened and no event has occurred that would reasonably be expected to adversely affect the qualified status of any such Public Company Employee Plan.

(d)            Neither Public Company nor any of its Subsidiaries nor any of their respective ERISA Affiliates has (i) ever maintained, contributed to, or had any Liability with respect to an Employee Benefit Plan that is or was a defined benefit pension plan as defined in Sections 3(2) and 3(35) of ERISA or was ever subject to Section 412 or 430 of the Code or Title IV of ERISA, or (ii) ever been obligated to contribute to a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA). No Public Company Employee Plan that is intended to be qualified under Section 401(a) of the Code is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Public Company Employee Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(e)            No Public Company Employee Plan provides, and neither Public Company nor any of its ERISA Affiliates has any obligation to provide, any post-termination health, disability or life insurance benefits to any individual, except as required by (i) COBRA or similar state Law or (ii) contractually required subsidies for COBRA coverage during a severance period under an agreement listed on Section 4.17(e) of the Public Company Disclosure Schedule.

(f)            Each Public Company Employee Plan that is a group health plan under Section 733(a)(1) of ERISA has satisfied, in all material respects, all obligations under COBRA and each applicable state Law relating to continuation of health coverage for participants and beneficiaries with respect to any qualifying event that has occurred on or before the Closing Date. Neither Public Company nor any of the Public Company Employee Plans has incurred (whether or not assessed), or is reasonably expected to incur or to be subject to, any Tax, penalty, assessment, or other Liability that may be imposed under the ACA or Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code or with respect to any requirement to timely file ACA information returns with the IRS or provide statements to participants under Section 6056 or 6055 of the Code or state requirements as applicable, or pursuant to Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Public Company Employee Plans. No IRS Letter 226J, 5699, 5698, or IRS Notice 972CG has been issued to or with respect to Public Company or any Public Company Employee Plan.

(g)            Except as contemplated by this Agreement or as set forth on Section 4.17(g) of the Public Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with additional or subsequent events, including any termination of employment or service), will (i) result in any payment (including any severance or bonus payment) becoming due to any current or former employee or other individual service provider of Public Company or any of its Subsidiaries, (ii) result in any forgiveness of indebtedness to any current or former employee or other individual service provider of Public Company or any of its Subsidiaries, (iii) increase, or result in an acceleration of the time of payment or vesting of, the compensation or benefits otherwise due to any current or former employee or other individual service provider of Public Company or any of its Subsidiaries, (iv) trigger any payment or funding of any compensation or benefits under any Public Company Employee Plan, or (v) result in any restriction on the right of Public Company, Merger Partner or any of their respective Subsidiaries to merge, amend, terminate or transfer any Public Company Employee Plan.

(h)            No Public Company Employee Plan provides, and neither Public Company nor any of its ERISA Affiliates has any obligation to provide, any gross-up, indemnification or reimbursement of any Taxes, including, without limitation, Taxes incurred under Section 4999 or 409A of the Code.

(i)            Each Public Company Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) complies and has complied, in all material respects, in form and operation with Section 409A of the Code and all IRS regulations and other guidance thereunder. No event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code.

(j)            No Public Company Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States.

4.18          Employees.

(a)            To the knowledge of Public Company, as of the date of this Agreement, no employee of Public Company or any of its Subsidiaries is in material violation of any material term of any non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Public Company or any of its Subsidiaries because of the nature of the business currently conducted by Public Company. To the knowledge of Public Company, as of the date of this Agreement, no Public Company Key Employee or group of Public Company Key Employees has any plans to terminate employment with Public Company or any of its Subsidiaries.

(b)            Neither Public Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor, to the knowledge of Public Company, have there been any labor organizing activities with respect to any employees of Public Company or any of its Subsidiaries. During the three (3) years prior to the date hereof, neither Public Company nor any of its Subsidiaries is or has been the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization, nor is there or has there been pending or, to the knowledge of Public Company, threatened, any labor strike, dispute, walkout, work stoppage, slow-down or lockout or other labor dispute involving Public Company or any of its Subsidiaries.

(c)            Public Company and each of its Subsidiaries is and has been for the three (3) years prior to the date hereof in compliance in all material respects with all applicable Laws related to employment (including verification of employment eligibility), employment practices (including without limitation Laws related to discrimination, harassment, and retaliation), terms and conditions of employment and wages and hours (including, without limitation, classification of employees) with respect to any employee (as defined by, or determined in accordance with, applicable Laws). To the knowledge of Public Company, all Workers of Public Company and each of its Subsidiaries are lawfully authorized to work in the applicable jurisdiction.

(d)            Neither Public Company nor any of its Subsidiaries has received written notice of any charge or complaint pending before the Equal Employment Opportunity Commission or other Governmental Entity alleging unlawful discrimination, harassment, retaliation or any other violation of or non-compliance with applicable Law relating to the employment, treatment, or termination of any employees of Public Company or any of its Subsidiaries, nor, to the knowledge of Public Company, has any such charge been threatened during the three (3) years prior to the date hereof. No current or former employee of Public Company or any of its Subsidiaries has, pursuant to internal complaint procedures, made a written complaint of discrimination, retaliation or harassment against any Public Company Key Employee, member of Public Company’s leadership team or other supervisory employee, nor, to Public Company’s knowledge, has an oral complaint of any of the foregoing been made during the three (3) years prior to the date hereof.

(e)            Neither Public Company nor any of its Subsidiaries has caused a plant closing as defined in the WARN Act affecting any site of employment or one or more operating units within any site of employment, or a mass layoff as defined in the WARN Act, nor has Public Company or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law.

4.19          Opinion of Financial Advisor. The Public Company Board has received an opinion of Oppenheimer & Co. Inc. (the “Public Company Financial Advisor”) to the effect that as of the date of such opinion, and subject to the assumptions, qualifications, limitations and other matters set forth therein and such other factors deemed relevant by the Public Company Financial Advisor, the aggregate consideration to be paid by Public Company pursuant to this Agreement is fair, from a financial point of view, to Public Company. It is agreed and understood that such opinion is furnished solely for the use of the Public Company Board and may not be relied upon by Merger Partner or any other party.

4.20          Valid Issuance. The Public Company Common Stock to be issued in the Share Issuances will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

4.21          “Combinations with Interested Stockholders” Statutes. Assuming the accuracy of the representations and warranties of Merger Partner in Section 3.23, the Public Company Board has taken all actions so that (i) restrictions applicable to business combinations contained in Section 203 of the DGCL, and (ii) the restrictions contained in NRS 78.411 through 78.444, inclusive, applicable to a “combination” (as defined in NRS 78.416), and in NRS 78.378 through 78.3793, inclusive, applicable to any “acquisition” (as defined in NRS 78.3783), in each case, shall not apply to the execution, delivery or performance of this Agreement or the consummation of the Mergers or the other transactions contemplated by this Agreement.

4.22          Brokers; Fees and Expenses. Except as set forth on Section 4.22 of the Public Company Disclosure Schedule (which shall include the Public Company Financial Advisor), no agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action, agreement or commitment of Public Company or any of its Subsidiaries, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement.

4.23          Operations of Merger Subs. Each of Merger Sub and Merger Sub II was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement. Neither Merger Sub nor Merger Sub II has any assets or liabilities other than those incident to its formation, the execution of this Agreement and the completion of the transactions hereunder.

4.24          Certain Business Relationships with Affiliates. Except as otherwise set forth on Section 4.24 of the Public Company Disclosure Schedule, neither any Affiliate of Public Company (other than a wholly owned Subsidiary of Public Company) nor any of its or their current equityholders, directors, officers, or employees (a) owns any material property or right, tangible or intangible, which is used in the business of Public Company or any of its Subsidiaries, (b) has any material claim or cause of action against Public Company or any of its Subsidiaries, (c) owes any material money to, or is owed any material money by, Public Company or any of its Subsidiaries or (d) has or has had any direct or indirect interest of any kind in, or controls or has controlled, or is an officer, manager, director, equityholder, member or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, as applicable, (i) any Person that is a client, customer, supplier, vendor, distributor, lessor, lessee, debtor, creditor or competitor of Public Company or any of its Subsidiaries or (ii) any property, asset or right that is owned, held or used by Public Company or any of its Subsidiaries. Section 4.24 of the Public Company Disclosure Schedule describes any material Contracts between Public Company or any of its Subsidiaries, on the one hand, and any Affiliate thereof (other than a wholly owned Subsidiary of Public Company) or any officer, manager, director, equityholder or employee of such Affiliate, on the other hand, which were entered into or have been in effect at any time since January 1, 2025, other than any employment or service Contracts, invention assignment agreements and other Contracts relating to or entered into in connection with any employment or service, including any Contracts relating to stock purchases and awards, stock options and other equity or equity-based incentive arrangements, in each case relating to compensation and entered into in the Ordinary Course of Business.

4.25            Controls and Procedures, Certifications and Other Matters.

(a)            Public Company and each of its Subsidiaries maintain accurate books and records reflecting their assets and liabilities and maintain proper and adequate internal control over financial reporting designed to provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of Public Company and to maintain accountability for Public Company’s and each of its Subsidiaries’ consolidated assets, (iii) access to assets of Public Company and its Subsidiaries is permitted only in accordance with management’s authorization, (iv) the reporting of assets of Public Company and its Subsidiaries is compared with existing assets at regular intervals and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(b)            Public Company maintains disclosure controls and procedures required by Rules 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are reasonably designed to ensure that all material information concerning Public Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Public Company’s filings with the SEC and other public disclosure documents.

(c)            Except as otherwise set forth on Section 4.25(c) of the Public Company Disclosure Schedule, neither Public Company nor any of its Subsidiaries has, since Public Company became subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act, extended or maintained credit, arranged for the extension of credit, modified or renewed an extension of credit, in the form of a personal loan or otherwise, to or for any director or executive officer of Public Company or any of its Subsidiaries. Section 4.25(c) of the Public Company Disclosure Schedule identifies any loan or extension of credit maintained by Public Company or any Subsidiary to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

4.26            IT; Privacy and Data Protection.

(a)            The information technology systems, networks, software, hardware, databases, websites, and related infrastructure (collectively, the “Public Company IT Systems”) owned, licensed, leased, or otherwise used by Public Company and its Subsidiaries perform in all material respects in accordance with their applicable documentation and specifications. The Public Company IT Systems are sufficient in all material respects for the current operation of Public Company and each of its Subsidiaries as presently conducted. To the knowledge of Public Company, the Public Company IT Systems do not contain any material bugs, defects, errors, viruses, Trojan horses, or other corruptants that would reasonably be expected to result in a material disruption to, or material degradation of, the performance or functionality of such Public Company IT Systems.

(b)            Public Company and its Subsidiaries have complied at all times, and currently comply, in each case, in all material respects, with any applicable data protection and privacy Law with respect to their businesses, including, as applicable, with respect to (i) applicable requirements relating to notification and/or registration of processing of personal data with any applicable national data protection regulator, (ii) requests from data subjects under applicable data protection and privacy Laws, and (iii) where necessary, the obtaining of consent to the processing of personal data and/or direct marketing activity. Public Company and each of its Subsidiaries have all material rights necessary to process all personal data used in the business of Public Company or such Subsidiary, as applicable. Neither Public Company nor any of its Subsidiaries has received any written notice or complaint from any individual, third party and/or regulatory authority (x) alleging non-compliance by Public Company or any of its Subsidiaries with any applicable data protection and privacy Law (including any prohibition or restriction on the transfer of data to any jurisdiction) or (y) claiming compensation for or an injunction for non-compliance with any applicable data protection and privacy Law.

(c)            Public Company and each of its Subsidiaries have established and maintain commercially reasonable technical, physical and organizational controls, policies, procedures, safeguards, measures and security systems, plans and technologies in material compliance with requirements under applicable privacy and data protection Laws. During the three (3) years prior to the date hereof, no material breach or material security incident in relation to Public Company’s or any of its Subsidiaries’ personal data and/or proprietary data has occurred that would require Public Company or any of its Subsidiaries to notify individuals or Governmental Entities, and there has been no unauthorized or illegal processing of, or accidental or unlawful destruction, loss or alteration of, any of Public Company’s or its Subsidiaries’ personal data and/or proprietary data.

4.27            No Shell Company Status. Public Company is not, and has never been, a “shell company” as such term is defined in Rule 405 under the Securities Act.

4.28            No Other Representations or Warranties. Each of Public Company, Merger Sub and Merger Sub II hereby acknowledges and agrees that, except for the representations and warranties contained in Article III of this Agreement, none of Merger Partner or any other Person on behalf of Merger Partner makes any express or implied representation or warranty with respect to Merger Partner or its financial condition, business, results of operations, properties, assets, liabilities, or prospects or otherwise or with respect to any other statements made or information provided to Public Company, Merger Sub, Merger Sub II or any of their Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of Merger Partner set forth in Article III (in each case as qualified and limited by the Merger Partner Disclosure Schedule)) none of Public Company, Merger Sub, Merger Sub II or any of their respective Affiliates, stockholders, directors, officers, employees, agents, Representatives or advisors, or any other Person, has relied on any representations, warranties, statements, or information (including the accuracy or completeness thereof).

Article V.
CONDUCT OF BUSINESS

5.1            Covenants of Merger Partner. Except as set forth in Section 5.1 of the Merger Partner Disclosure Schedule, as expressly provided herein, or as consented to in writing by Public Company (which consent shall not be unreasonably withheld, conditioned or delayed), or to the extent necessary to comply with any applicable Law, or as required in connection with the Concurrent Financing or the Bridge Financing, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Initial Effective Time, Merger Partner shall use commercially reasonable efforts to act and carry on its business in the Ordinary Course of Business and to preserve intact the present business organizations and goodwill of the business and the present relationships of the business with material customers and suppliers. Without limiting the generality of the foregoing, except as set forth in Section 5.1 of the Merger Partner Disclosure Schedule, or as expressly provided herein, or to the extent necessary to comply with any applicable Law, or as required in connection with the Concurrent Financing or the Bridge Financing, from and after the date of this Agreement until the earlier of (i) the termination of this Agreement in accordance with its terms or (ii) the Initial Effective Time, Merger Partner shall not, directly or indirectly, do any of the following without the prior written consent of Public Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)            (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities, other than issuances upon the conversion of outstanding convertible securities of Merger Partner; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities;

(b)            issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities;

(c)            amend its Organizational Documents or effect or be a party to any merger, consolidation, share exchange, business combination, liquidation, dissolution, reorganization, statutory conversion, recapitalization, reclassification of shares, stock split or reverse stock split or form any new Subsidiary or acquire any equity interest or other interest in any other Person;

(d)            acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets that are material, individually or in the aggregate, to Merger Partner and the Merger Partner Subsidiary, taken as a whole;

(e)            sell, lease, license, pledge, or otherwise dispose of or encumber any properties or assets material to Merger Partner;

(f)            enter into any material transaction or other transaction or Contract which requires future payments by Merger Partner of more than $50,000 in the aggregate;

(g)            transfer, sell, lease, exclusively license or otherwise dispose of, any material Merger Partner Intellectual Property;

(h)            initiate, threaten, compromise or settle any litigation or arbitration proceeding (other than any litigation to enforce its rights under this Agreement), other than a Permitted Settlement;

(i)            (i) incur or suffer to exist any Indebtedness or guarantee any such Indebtedness of another Person in excess of $50,000.00 in the aggregate, (ii) issue, sell, or amend any debt securities or warrants or other rights to acquire any debt securities of Merger Partner, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person, or enter into any arrangement having the economic effect of any of the foregoing, or (iii) make any loans, advances or capital contributions to, or investment in, any other Person;

(j)            create or otherwise incur any encumbrance on any material asset of Merger Partner or any of its Subsidiaries, other than Permitted Liens;

(k)            incur, pay or otherwise agree to bear any Transaction Expenses in excess of the threshold set forth in Section 5.1(k) of the Merger Partner Disclosure Schedule;

(l)            forgive any loans to any Person, including its employees, officers, directors or Affiliates;

(m)            except as required by the terms of any Merger Partner Employee Plan as in effect on the date of this Agreement, (i) enter into, adopt, amend or terminate any Merger Partner Employee Plan (or any other employee benefit or compensation plan, program, policy, agreement or arrangement that would have constituted a Merger Partner Employee Plan had it been in effect on the date of this Agreement) or any collective bargaining agreement, (ii) increase or alter the compensation (including any compensation opportunities) or benefits of, or pay or grant any bonus or bonus opportunity or severance, change in control, retention, transaction or other similar compensation or benefits, to, any director, officer, employee or consultant, other than (x) annual merit-based increases in base salary or wage rate of employees who are not Merger Partner Key Employees made in the Ordinary Course of Business and that do not in the aggregate exceed five percent (5%) of the aggregate cost of annual base salaries and annualized wage rate in effect as of the date hereof, and (y) annual modifications to health and welfare plans and arrangements in the Ordinary Course of Business that do not materially increase the costs of such arrangements or result in the provision of any material benefit that is not provided as of the date hereof, (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding equity or equity-based incentive awards, (iv) pay any benefit not provided for as of the date of this Agreement under any Merger Partner Employee Plan, (v) grant any awards under any Merger Partner Employee Plan (or under any other employee benefit or compensation plan, program, policy, agreement or arrangement that would have constituted a Merger Partner Employee Plan had it been in effect on the date of this Agreement), (vi) take any action other than in the Ordinary Course of Business to fund or in any other way secure the payment of compensation or benefits under any Merger Partner Employee Plan (or under any other employee benefit or compensation plan, program, policy, agreement or arrangement that would have constituted a Merger Partner Employee Plan had it been in effect on the date of this Agreement), (vii) hire, promote, engage or terminate (other than for cause) any employee or other individual service provider, other than hires, promotions and terminations of employees in the Ordinary Course of Business in a position with an annual base salary or annualized base wage rate of less than $100,000, or (viii) waive or release any noncompetition, non-solicitation, confidentiality, assignment of Intellectual Property or other restrictive covenant obligation of any current or former employee or other individual service provider of Merger Partner or the Merger Partner Subsidiary;

(n)            enter into any agreement to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend or modify any agreement that terminated any Merger Partner Lease;

(o)            make (i) any capital expenditures or other expenditures with respect to property, plant or equipment or (ii) any other expenditures in excess of $50,000.00 per expenditure, except (A) payroll expenditures paid in the Ordinary Course of Business to Merger Partner Key Employees, or (B) as required by Contracts set forth in Section 3.11(a) of the Merger Partner Disclosure Schedule;

(p)            make any changes in accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

(q)            (i) modify or amend in any material respect, or terminate, any material contract or agreement to which Merger Partner or the Merger Partner Subsidiary is party, or (ii) knowingly waive, release or assign any material rights or claims (including any write-off or other compromise of any accounts receivable of Merger Partner or the Merger Partner Subsidiary);

(r)            delay or fail to pay accounts payable and other obligations when due;

(s)            (i) enter into any contract or agreement relating to the rendering of services or the distribution, sale or marketing by third parties of its products or products licensed to Merger Partner or the Merger Partner Subsidiary or (ii) license any Intellectual Property rights to or from any third party;

(t)            open or close any facility or office;

(u)            make (to the extent inconsistent with past practice), change or revoke any material Tax election, change any material method of Tax accounting, enter into any closing agreement in respect of material Taxes, waive or extend any statute of limitations with respect to material Taxes (other than any automatic extension granted by operation of Law), settle or compromise any material Tax Liability, claim or assessment, knowingly surrender any right to claim a refund of material Taxes, or amend any material Tax Return; or

(v)            authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action that would reasonably be expected to, individually or in the aggregate, (i) make any representation or warranty of Merger Partner in this Agreement untrue or incorrect, or (ii) impair, delay or prevent the satisfaction of any conditions in Article VII hereof.

5.2            Covenants of Public Company. Except as set forth in Section 5.2 of the Public Company Disclosure Schedule or as expressly provided herein or as consented to in writing by Merger Partner (which consent shall not be unreasonably withheld, conditioned or delayed) or to the extent necessary to comply with any applicable Laws, or as required in connection with the Concurrent Financing, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Initial Effective Time, Public Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to act and carry on its business in the Ordinary Course of Business and to preserve intact the present business organizations and goodwill of the business and the present relationships of the business with material customers and suppliers. Without limiting the generality of the foregoing, except as set forth in Section 5.2 of the Public Company Disclosure Schedule, as expressly provided herein, as required in connection with the Concurrent Financing, or to the extent necessary to comply with any applicable Law, from and after the date of this Agreement until the earlier of (i) the termination of this Agreement in accordance with its terms or (ii) the Initial Effective Time, Public Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following without the prior written consent of Merger Partner (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)            (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities, other than as set forth in Section 5.2(a) of the Public Company Disclosure Schedule (which shall describe each such anticipated issuance, including the type of security, the number of shares or units, the consideration therefor, and the intended timing); or (iii) purchase, redeem or otherwise acquire any shares of its capital stock (other than the withholding of shares to satisfy Tax withholding obligations upon the exercise, vesting or settlement of Public Company Equity Awards in accordance with their terms and, as applicable, the Public Company Stock Plans as in effect on the date hereof) or any other of its securities or any rights, warrants or options to acquire any such shares or other securities;

(b)            issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, in each case other than (x) the issuance of shares of Public Company Series B Preferred Stock or Public Company Common Stock or warrants to acquire shares of Public Company Series B Preferred Stock or Public Company Common Stock pursuant to the Concurrent Financing, (y) upon the exercise of Public Company Stock Options or Public Company Warrants, the vesting or settlement of Public Company RSU Awards or Public Company PSU Awards, or conversion of Public Company Preferred Stock, in each case outstanding on the date of this Agreement in accordance with their present terms (including cashless exercises), or (z) issuances of awards or shares under the Public Company Stock Plans in the Ordinary Course of Business;

(c)            amend its Organizational Documents or effect or be a party to any merger, consolidation, share exchange, business combination, liquidation, dissolution, reorganization, statutory conversion, recapitalization, reclassification of shares, stock split or reverse stock split or form any new Subsidiary or acquire any equity interest or other interest in any other Person;

(d)            acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof, or (ii) any assets that are material, individually or in the aggregate, to Public Company and its Subsidiaries, taken as a whole;

(e)            sell, lease, license, pledge, or otherwise dispose of or encumber any properties or assets material to Public Company or any of its Subsidiaries;

(f)            transfer, sell, lease, exclusively license, or otherwise dispose of any material Public Company Intellectual Property; or

(g)            authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action that would reasonably be expected to, individually or in the aggregate, make any representation or warranty of Public Company in this Agreement untrue or incorrect in any material respect, or would materially impair, delay or prevent the satisfaction of any conditions in Article VII hereof.

5.3            Confidentiality. The parties acknowledge that Public Company and Merger Partner have previously executed a letter agreement, dated as of July 24, 2026 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified by this Agreement.

Article VI.
ADDITIONAL AGREEMENTS

6.1            No Solicitation.

(a)            No Solicitation or Negotiation. Except as set forth in this Section 6.1, until the earlier to occur of (i) the termination of this Agreement pursuant to Article VIII or (ii) the Initial Effective Time, each of Merger Partner, Public Company and their respective Subsidiaries shall not, and each of Merger Partner and Public Company shall cause their respective directors, officers, employees and consultants not to, and shall instruct their respective attorneys and financial advisors (“Representatives”) not to, directly or indirectly:

(i)            solicit, seek, encourage, induce or initiate or knowingly take any action to facilitate or encourage any offers, inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal or Acquisition Inquiry;

(ii)            enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal or Acquisition Inquiry, or furnish to any Person any non-public information or afford any Person other than Public Company or Merger Partner, as applicable, access to such party’s property, books or records (except pursuant to a request by a Governmental Entity) in connection with any offers, inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(iii)            take any action to make the provisions of any “fair price”, “business combination” or “control share acquisition” statute or other similar statute or regulation inapplicable to any transactions contemplated by an Acquisition Proposal; or

(iv)            publicly propose to do any of the foregoing described in clauses (i) through (iii).

Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, subject to compliance with Section 6.1(c), prior to the Specified Time, each of Public Company and Merger Partner, and their respective Representatives, may (A) furnish non-public information with respect to Public Company and its Subsidiaries or Merger Partner, as the case may be, to any Qualified Person (and the Representatives of such Qualified Person), or (B) engage in discussions or negotiations (including solicitation of revised Acquisition Proposals) with any Qualified Person (and the Representatives of such Qualified Person) regarding any bona fide, unsolicited written Acquisition Proposal which such party’s board of directors determines in good faith, after consultation with such party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Proposal (and is not withdrawn); provided, (x) that either Merger Partner or Public Company, as the case may be, receives from the Qualified Person an executed confidentiality agreement on terms not less restrictive than those contained in the Confidentiality Agreement and, if entered into after the date of this Agreement, containing additional provisions that expressly permit such party to comply with the terms of this Section 6.1 (a copy of which shall be provided to the other party), (y) that the party seeking to make use of this proviso has not otherwise breached this Section 6.1 with respect to such Acquisition Proposal or the Person making such Acquisition Proposal, and (z) the Merger Partner Board or Public Company Board, as the case may be, has determined in good faith (after consultation with outside legal counsel) that the failure to take such actions would be inconsistent with its fiduciary duties under applicable Law. It is understood and agreed that any violation of the restrictions in this Section 6.1 (or action that, if taken by Public Company or Merger Partner, as applicable, would constitute such a violation) by any director, officer, attorney, or financial advisor of Public Company or Merger Partner shall be deemed to be a breach of this Section 6.1 by Public Company or Merger Partner, as the case may be.

(b)            No Change in Recommendation or Alternative Acquisition Agreement. Prior to the Initial Effective Time:

(i)            (A) The Merger Partner Board (and any committee thereof) shall not, except as set forth in this Section 6.1, (1) withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, the approval or recommendation by the Merger Partner Board with respect to the Merger Partner Stockholder Approvals, (2) fail to recommend against acceptance of a tender offer within ten (10) Business Days after commencement, or (3) propose publicly to approve, endorse, adopt or recommend, or approve, endorse, adopt, or recommend any Acquisition Proposal (each, a “Merger Partner Board Recommendation Change”) and (B) the Public Company Board (and any committee thereof) shall not, except as set forth in this Section 6.1, (1) fail to include its recommendation of the approval of the Requisite Public Company Stockholder Approvals, (2) withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, the approval or recommendation by the Public Company Board with respect to the Requisite Public Company Stockholder Approvals, (3) if, after the receipt by Public Company of an Acquisition Proposal, Merger Partner requests in writing that the Public Company Board reconfirm its recommendation of the Requisite Public Company Stockholder Approvals, fail to do so within ten (10) Business Days after its receipt of Merger Partner’s request, (4) fail to recommend against acceptance of a tender offer within ten (10) Business Days after commencement or (5) approve, endorse, adopt or recommend, or propose publicly to approve, endorse, adopt or recommend any Acquisition Proposal (each a “Public Company Board Recommendation Change”);

(ii)            each of Public Company and Merger Partner shall not enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (an “Alternative Acquisition Agreement”) providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.1(a) entered into in the circumstances referred to in Section 6.1(a)); and

(iii)            each of the Public Company Board and the Merger Partner Board, and each committee thereof, shall not, except as set forth in this Section 6.1, adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal.

Notwithstanding the foregoing or anything to the contrary set forth in this Agreement (including the provisions of this Section 6.1), at any time prior to the Specified Time, the Public Company Board or the Merger Partner Board, as the case may be, may effect a Public Company Board Recommendation Change or Merger Partner Board Recommendation Change, as the case may be, with respect to a Superior Proposal, if: (i) such board of directors shall have determined in good faith (after consultation with outside legal counsel) that the failure to effect such Public Company Board Recommendation Change or Merger Partner Board Recommendation Change, as applicable, would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; (ii) such party has provided at least four (4) Business Days’ prior written notice to the other party that it intends to effect a Public Company Board Recommendation Change or Merger Partner Board Recommendation Change, as the case may be, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Proposal (including the identity of the Person making such Superior Proposal) (a “Recommendation Change Notice”) (it being understood that the Recommendation Change Notice shall not constitute a Public Company Board Recommendation Change or Merger Partner Board Recommendation Change for purposes of this Agreement); (iii) such party has complied in all material respects with the requirements of this Section 6.1 in connection with any potential Superior Proposal; (iv) such party has, and has caused its financial advisors and outside legal counsel to, during the four (4) Business Day period referred to in clause (ii) above, negotiate with the other party in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal (to the extent the other party desires to negotiate); and (v) if the other party shall have delivered to such party a written, binding and irrevocable offer to alter the terms or conditions of this Agreement during the four (4) Business Day period referred to in clause (ii) above, such party’s board of directors shall have determined in good faith (after consultation with outside legal counsel), after considering the terms of such offer by the other party, that the failure to effect a Public Company Board Recommendation Change or Merger Partner Board Recommendation Change, as the case may be, would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. In the event of any material amendment to any Superior Proposal (including any revision in the amount, form or mix of consideration such party’s stockholders would receive as a result of such potential Superior Proposal), such party shall be required to provide the other party with notice of such material amendment and there shall be a new two (2) Business Day period following such notification during which the parties shall comply again with the requirements of this Section 6.1(b) and the board of directors of such party shall not make a Public Company Board Recommendation Change or Merger Partner Board Recommendation Change, as applicable, prior to the end of any such period as so extended.

(c)            Notices of Proposals. Each party will as promptly as reasonably practicable (and in any event within twenty-four (24) hours after receipt) (i) notify the other party of its receipt of any Acquisition Proposal and (ii) provide to the other party a copy of such Acquisition Proposal (if written), or a summary of the material terms and conditions of such Acquisition Proposal (if oral), including the identity of the Person making such Acquisition Proposal, and copies of all written communications and materials from such Person with respect to such actual or potential Acquisition Proposal. Such party in receipt of an Acquisition Proposal shall notify the other party, in writing, of its first decision of its board of directors as to whether to consider any Acquisition Proposal or to enter into discussions or negotiations concerning any Acquisition Proposal or to provide non-public information with respect to such party to any Person, which notice shall be given as promptly as practicable after such determination was reached (and in any event no later than twenty-four (24) hours after such determination was reached). Such party in receipt of an Acquisition Proposal will (A) provide the other party with written notice setting forth such information as is reasonably necessary to keep such other party reasonably informed of the material terms of any such Acquisition Proposal and of any material amendments or modifications thereto made by the Person making an Acquisition Proposal, and (B) at least two (2) Business Days prior to the provision of any material non-public information of such party to any such Person, provide such information to the other party (including by posting such information to an electronic data room), to the extent such information has not previously been made available to the other party.

(d)            Certain Permitted Disclosure. Nothing contained in this Agreement shall prohibit Merger Partner or Public Company or their respective boards of directors from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Merger Partner or Public Company or their respective boards of directors pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Merger Partner or Public Company, as applicable, is unable to take a position with respect to the bidder’s tender offer unless the applicable board of directors determines, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, further, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Merger Partner Board Recommendation Change or Public Company Board Recommendation Change, as applicable, unless such communication expressly reaffirms its recommendation for the Mergers and the other transactions contemplated hereby in such communication.

(e)            Cessation of Ongoing Discussions. Each of Public Company and Merger Partner shall, and shall direct its Representatives to, cease immediately all discussions and negotiations that commenced prior to the date of this Agreement regarding any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; provided, however, that the foregoing shall not in any way limit or modify the rights of any party hereto under the other provisions of this Section 6.1. Public Company and Merger Partner will each promptly revoke or withdraw access of any Person (other than Public Company, Merger Partner and their respective Representatives) to any data room (virtual or actual) containing any non-public information with respect to Public Company or Merger Partner, as applicable, that was established or shared in connection with any potential Acquisition Proposal and request from each third party (other than Public Company, Merger Partner and their Representatives) the prompt return or destruction of all non-public information with respect to Public Company or Merger Partner, as applicable, previously provided to such Person.

6.2            NYSE American Listing. Public Company shall use its commercially reasonable efforts, and shall take all reasonably necessary actions, to continue the listing of Public Company Common Stock on the NYSE American during the term of this Agreement (through and until the Initial Effective Time) and to cause the shares of Public Company Common Stock being issued in connection with the First Merger (including the Merger Partner Merger Shares, the Contingent Shares and any Adjustment Contingent Shares) to be approved for listing (subject to notice of issuance) on the NYSE American at or prior to the Initial Effective Time (or, with respect to the Contingent Shares and any Adjustment Contingent Shares, at or prior to the issuance of such Contingent Shares or any Adjustment Contingent Shares), including by filing the NYSE American Listing Application or such additional listing applications as may be required, including with respect to the Contingent Shares and any Adjustment Contingent Shares. Merger Partner will cooperate with Public Company to cause the NYSE American Listing Application with respect to the Merger Partner Merger Shares to be conditionally approved prior to the Initial Effective Time and shall promptly furnish to Public Company all information concerning Merger Partner and its officers, directors, and equityholders and such other matters, in each case, that may be required or reasonably requested in connection with any action contemplated by this Section 6.2.

6.3            Access to Information. Each of Public Company and Merger Partner shall (and Public Company shall cause its Subsidiaries to) afford to the other party’s officers, employees, accountants, counsel and other Representatives, reasonable access, during normal business hours during the period prior to the Initial Effective Time, to all its properties, books, contracts, commitments, personnel and records and, during such period, each of Public Company and Merger Partner shall (and Public Company shall cause its Subsidiaries to) furnish promptly to the other party all information concerning its business, properties, assets and personnel as the other party may reasonably request in furtherance of the consummation of the Mergers, the Concurrent Financing, the Bridge Financing or the other transactions contemplated by this Agreement; provided, however, that a party may restrict the foregoing access to the extent that (a) any applicable Law requires such restriction, (b) such access would give rise to a risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege, or (c) such access would be in breach of any confidentiality obligation or similar obligation. Each of Public Company and Merger Partner will (and Public Company will cause its Subsidiaries to) hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 6.3 or otherwise shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Mergers, and neither Public Company nor Merger Partner shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. Any information obtained pursuant to the access contemplated by this Section 6.3 shall be subject to the Confidentiality Agreement, and each of Public Company and Merger Partner shall not, and shall cause their respective Representatives not to, use any information obtained pursuant to this Section 6.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Any access to any facilities of Merger Partner, Public Company, or any of their Subsidiaries, shall be subject to the reasonable security measures and insurance requirements of Merger Partner, Public Company, or any of their Subsidiaries, as applicable, and shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including, without limitation, any Phase I or Phase II environmental assessments. Without limiting the generality of the foregoing, from the date of this Agreement until the Second Effective Time, each of Public Company and Merger Partner shall promptly provide the other party with copies of any material notice, report or other document received from any Governmental Entity in connection with the Mergers or any of the transactions contemplated by this Agreement.

6.4            Public Company Stockholder Approval; Form S-4 and Information Statement; Merger Partner Stockholder Approval; Merger Partner Information Statement.

(a)            Public Company Stockholder Approval. Immediately following the execution of this Agreement, in lieu of calling a meeting of the stockholders of Public Company, Public Company shall solicit the written consent of the stockholders of Public Company sufficient to obtain the Requisite Public Company Stockholder Approvals (the “Public Company Written Consent”). Promptly following receipt of the Public Company Written Consent, duly executed by the requisite Public Company stockholders, and by no later than one (1) Business Day after the execution and delivery of this Agreement, Public Company shall deliver to Merger Partner a copy of the Public Company Written Consent. Public Company’s obligation to obtain the Requisite Public Company Stockholder Approvals by the Public Company Written Consent in accordance with this Section 6.4(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal. In connection with the Public Company Written Consent, (i) Public Company shall take all actions necessary or advisable to comply, and shall comply in all respects, with all applicable Laws and Public Company’s Organizational Documents and (ii) Public Company, in its capacity as the sole stockholder of Merger Sub and sole member of Merger Sub II, shall approve the Mergers.

(b)            Form S-4 and Information Statement. As promptly as practicable after the execution of this Agreement, Public Company shall, in consultation with Merger Partner and its counsel as provided below, prepare and file with the SEC a registration statement on Form S-4 to register the shares of Public Company Common Stock to be issued pursuant to the Share Issuances (the “Form S-4”), which Form S-4 shall also include a preliminary Information Statement. Public Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing date and shall also use its reasonable best efforts to keep the Form S-4 effective for so long as is necessary to consummate the transactions contemplated hereby. As promptly as reasonably practicable after the Form S-4 has been declared effective by the SEC, Public Company shall file with the SEC the Information Statement in definitive form as contemplated by Rule 14c-2 promulgated under the Exchange Act, and mail a copy of the Information Statement to Public Company’s stockholders of record in accordance with applicable Law. In connection with the Public Company Written Consent, the Form S-4 and the Information Statement, Public Company shall take all actions necessary to comply, and shall comply in all material respects, with applicable Law, the bylaws of Public Company, the Securities Act and the Exchange Act, including Regulation 14C and Schedule 14C promulgated thereunder, as applicable. Public Company shall cause the Form S-4 and the definitive Information Statement (or any amendment or supplement thereto), at the time filed with the SEC and, in the case of the definitive Information Statement, at the time it is mailed to the stockholders of Public Company, not to (i) contain any untrue statement of a material fact or (ii) omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Public Company and Merger Partner shall cooperate with one another (i) in connection with the preparation of the Form S-4 and the Information Statement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Form S-4 or Information Statement. Merger Partner and its counsel shall be given a reasonable opportunity to review and comment on the Form S-4 and the Information Statement each time before it is filed with the SEC, and Public Company shall give reasonable and good faith consideration to any comments made by Merger Partner and its counsel. No amendment or supplement to the Form S-4 or the Information Statement shall be made by Public Company without the prior written consent of Merger Partner (such consent not to be unreasonably withheld, conditioned or delayed). Public Company shall provide Merger Partner and its counsel with (i) any comments or other communications, whether written or oral, that Public Company or its counsel may receive from time to time from the SEC or its staff with respect to the Form S-4 or the Information Statement promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in Public Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given by Public Company), including by participating with Public Company or its counsel in any discussions or meetings with the SEC. Public Company shall use its reasonable best efforts to promptly provide responses to the SEC with respect to any and all comments received on the Form S-4 or the Information Statement from the SEC. If any information relating to Merger Partner or Public Company, or any of their respective Affiliates or its or their respective Representatives, should be discovered by a party hereto, which information should be set forth in an amendment or supplement to the Form S-4 or the Information Statement so that the Form S-4 or the Information Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall as promptly as practicable following such discovery notify the other party or parties (as the case may be) and after such notification, as and to the extent required by applicable Law, (i) Public Company shall promptly prepare (with the assistance of Merger Partner as provided for in this Section 6.4(b)) an amendment or supplement to the Form S-4 or the Information Statement and (ii) Public Company shall cause the Form S-4 or the Information Statement as so amended or supplemented to be filed with the SEC and, in the case of the Information Statement, to be disseminated to its stockholders. Public Company shall advise Merger Partner (and, following the Initial Effective Time, the Securityholder Representative), promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Public Company Common Stock (or other Equity Interest) issuable in connection with the Share Issuances for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Information Statement or the Form S-4.

(c)            Merger Partner Stockholder Approval. Promptly after the Form S-4 has been declared effective under the Securities Act, and in any event no later than one (1) Business Day thereafter, Merger Partner shall distribute to its stockholders an action by written consent, in form and substance reasonably acceptable to Public Company (the “Merger Partner Written Consent”), which shall include a copy of the Form S-4, a copy of the Information Statement and a statement to the effect that the Merger Partner Board recommended that Merger Partner’s stockholders vote to adopt this Agreement (the materials distributed to Merger Partner’s stockholders, the “Merger Partner Stockholder Solicitation Materials”), in order to solicit the Requisite Merger Partner Stockholder Approval, which shall (i) evidence the adoption of this Agreement and the approval of the First Merger and the other transactions contemplated hereby, (ii) acknowledge that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL and that such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledge that by its approval of the First Merger the stockholder is not entitled to appraisal rights with respect to its shares in connection with the First Merger and thereby waives any rights to receive payment of the fair value of its Merger Partner Capital Stock under Section 262 of the DGCL. Promptly following receipt of the Merger Partner Written Consent, duly executed by the requisite Merger Partner stockholders, and in any event no later than five (5) Business Days after the Form S-4 has been declared effective under the Securities Act, Merger Partner shall deliver to Public Company a copy of the Merger Partner Written Consent. In connection with the Merger Partner Written Consent, Merger Partner shall take all actions necessary or advisable to comply, and shall comply in all respects, with all applicable Laws and Merger Partner’s Organizational Documents. Merger Partner’s obligations under this Section 6.4(c) shall not be affected by the commencement, public proposal, public disclosure or communication to Merger Partner of any Acquisition Proposal or a Merger Partner Board Recommendation Change. The Merger Partner Written Consent (together with the Merger Partner Stockholder Solicitation Materials) shall be delivered to each stockholder of Merger Partner who is entitled to vote upon adoption of this Agreement at the physical or electronic address on record for such stockholder.

(d)            Merger Partner Information Statement. Promptly following receipt of the Requisite Merger Partner Stockholder Approval, Merger Partner shall prepare and mail a notice to every stockholder of Merger Partner that did not execute the Merger Partner Written Consent, which shall include a copy of the Form S-4 and a copy of the Information Statement (the “Merger Partner Information Statement”). The Merger Partner Information Statement shall (i) provide the stockholders of Merger Partner to whom it is sent with notice of the actions taken in the Merger Partner Written Consent, including the adoption of this Agreement and the approval of the First Merger and the other transactions contemplated hereby in accordance with Section 228(e) of the DGCL and Merger Partner’s Organizational Documents and (ii) contain the notice of availability of appraisal rights and related disclosure required by Section 262 of the DGCL. The Merger Partner Information Statement shall be delivered to each stockholder of Merger Partner who did not execute the Merger Partner Written Consent at the physical or electronic address on record for such stockholder.

(e)            Notwithstanding the foregoing, nothing herein shall limit a party’s right to terminate this Agreement pursuant to Section 8.1.

6.5            Legal Conditions to Mergers.

(a)            Subject to the terms hereof, including Section 6.5(c) through Section 6.5(e), Merger Partner and Public Company shall each use reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable, (ii) as promptly as practicable, obtain from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by Merger Partner or Public Company or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Mergers required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities Laws, and (B) any other applicable Laws, and (iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Merger Partner and Public Company shall reasonably cooperate with each other in connection with the making of all such filings. Merger Partner and Public Company shall use their respective reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Form S-4 and the Information Statement) in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Public Company and Merger Partner agree that nothing contained in this Section 6.5(a) shall modify or affect their respective rights and responsibilities under Section 6.5(c) through Section 6.5(e).

(b)            Each of Merger Partner and Public Company shall use reasonable best efforts to give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their reasonable best efforts to obtain any third party consents related to or required in connection with the Mergers that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Merger Partner Disclosure Schedule or the Public Company Disclosure Schedule, as the case may be, or (iii) required to prevent the occurrence of an event that may have a Merger Partner Material Adverse Effect or a Public Company Material Adverse Effect, as the case may be, from occurring prior to or after the Initial Effective Time.

(c)            Subject to the terms hereof, Public Company and Merger Partner shall, and shall cause each of their respective Subsidiaries to, (i) cooperate and use their respective reasonable best efforts to obtain any government clearances or approvals required under any federal, state or foreign Law, regulation or decree designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”); (ii) respond to any requests for information from any Governmental Entity under any Antitrust Law; (iii) obtain all necessary or advisable actions (or non-actions), decisions, orders and consents from Governmental Entities under any Antitrust Law, including the expiration or termination of any applicable waiting periods under the HSR Act or other Antitrust Laws; and (iv) make all registrations, declarations, notifications and filings as may be necessary or advisable to (A) obtain any such action (or non-action), decision, order or consent or the expiration or termination of any such waiting period, or (B) otherwise avoid any Action by any Governmental Entity under any Antitrust Law. Each party hereto shall consult and cooperate with the other parties, and consider in good faith the views of the other parties, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with any proceeding under or relating to any Antitrust Law.

(d)            Public Company agrees not to, and agrees to cause each of its Subsidiaries and other Affiliates (including Merger Sub and Merger Sub II) not to, (A) withdraw any filing made under Antitrust Law with respect to this Agreement or the Mergers, (B) otherwise extend, directly or indirectly, any waiting period under the HSR Act or any other Antitrust Law with respect to this Agreement or the Mergers, (C) enter into any agreement with a Governmental Entity to delay or not consummate the Mergers, or (D) other than in the Ordinary Course of Business or as otherwise contemplated by this Agreement, knowingly acquire or agree to acquire (through acquisition, merger, consolidation, other business combination, license, joint venture, collaboration or otherwise) any right, interest, asset (including any product or product candidate), Equity Interest, security, business or Person (or division thereof), or enter into any Contract, arrangement or relationship, if such acquisition or Contract, arrangement or relationship would be reasonably likely to (i) prevent or delay beyond the Outside Date (x) the obtaining of any action (or non-action), decision or order of any Governmental Entity, or (y) the expiration or termination of any applicable waiting period, in each case of (x) and (y), necessary to satisfy the conditions to the Closing set forth in Section 7.1(c) and Section 7.1(h); (ii) materially increase the risk of any Governmental Entity seeking or entering an order preventing (whether temporarily, preliminarily, permanently or otherwise) the consummation of the Mergers; or (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise; provided, however, that nothing in this Section 6.5(d) shall prohibit any action required by applicable Law, required pursuant to existing Contract obligations, or taken after prior consultation with Merger Partner.

(e)            Subject to the terms and conditions of this Agreement, (i) each of the parties shall (and shall cause its Affiliates, if applicable, to) as soon as reasonably practicable (and in any event within ten (10) Business Days after the date hereof) make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Mergers, (ii) each of the parties shall (and shall cause its Affiliates, if applicable, to), with the reasonable assistance of the other parties, as soon as reasonably practicable, file any notifications or filings required under the Antitrust Laws of any foreign jurisdiction in connection with the transactions contemplated hereby, and (iii) each of the parties shall (and shall cause its Affiliates, if applicable, to) reasonably cooperate with the other parties in (A) determining whether any other registrations, declarations, notifications or filings are required or advisable to be made with, or any other actions (or non-actions), decisions, orders or consents are required to be obtained from, any Governmental Entity in connection with the Mergers, and (B) as promptly as reasonably practicable, preparing and submitting any such other registrations, declarations, notifications or filings and seeking any such other actions (or non-actions), decisions, orders or consents. Each party shall as promptly as reasonably practicable supply all information, documentation or testimony that may be requested from such party by the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Entity in connection with any such HSR Act filing (including in any “second request” under the HSR Act) or in connection with any such other required registration, declaration, notification, filing, action (or non-action), decision, order or consent, including information, documentation or testimony that may be requested by any such Governmental Entity in furtherance of its evaluation of the Mergers under applicable Antitrust Laws or other applicable Law. Public Company (or one of its Subsidiaries or other Affiliate) shall be responsible for all filing fees under the HSR Act and applicable Antitrust Laws of foreign jurisdictions incurred by such party, and each party shall pay all other out-of-pocket fees and expenses (including fees and expenses of legal counsel and outside consultants) incurred by such party or its Affiliates in connection with causing the expiration or termination of any applicable waiting periods under the HSR Act or other Antitrust Laws or obtaining any other required actions (or non-actions), decisions, orders or consents from Governmental Entities.

6.6            Public Disclosure. The initial press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by Public Company and Merger Partner. No party shall, and no party shall permit any of its Subsidiaries or any of its Representatives to, issue any other press release or otherwise make any public statement with respect to the Mergers or this Agreement unless required by applicable Law or stock exchange rule, in which case the party required to make such disclosure shall use commercially reasonable efforts to consult with the other party before making any such press release or public statement; provided that Public Company and Merger Partner may comply with SEC requirements under the Securities Act or the Exchange Act that require any disclosure, without the consent of the other parties hereto. Without limiting the foregoing, Public Company shall, by 9:30 a.m. Eastern Time, on the first (1st) Business Day immediately following the date of exchange by the parties of the executed copies of the Merger Partner Written Consent and Public Company Written Consent, file with the SEC a Current Report on Form 8-K in form and substance as approved by Merger Partner (which approval shall not be unreasonably withheld, conditioned or delayed).

6.7            [Reserved]. [Reserved.]

6.8            D&O Indemnification.

(a)            From the Initial Effective Time through the sixth (6th) anniversary of the date on which the Initial Effective Time occurs, each of Public Company and the Surviving Company shall, jointly and severally, indemnify and hold harmless each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Initial Effective Time, a director or officer of Merger Partner, Public Company or any of their respective Subsidiaries (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including reasonable and documented attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Person is or was an officer, director, employee or agent of Merger Partner, Public Company or any of their respective Subsidiaries, or, while a director or officer of Merger Partner, Public Company or any of their respective Subsidiaries, is or was serving at the request of Merger Partner, Public Company or any of their respective Subsidiaries as a director, officer, employee or agent of another Person, whether asserted or claimed prior to, at or after the Initial Effective Time, to the extent permitted under the applicable Organizational Documents. Each Indemnified Person will be entitled to advancement of expenses (including reasonable and documented attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Public Company and the Surviving Company following receipt by Public Company or the Surviving Company from the Indemnified Persons of a request therefor; provided, that any Person to whom expenses are advanced provides an undertaking, to the extent then required by the DGCL, the DLLCA or the NRS, as applicable, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. From the Initial Effective Time through the sixth (6th) anniversary of the date on which the Initial Effective Time occurs, the Organizational Documents of the Surviving Company will contain provisions at least as favorable as the provisions relating to the indemnification, advance of expenses and elimination of Liability for monetary damages set forth in the certificate or articles of incorporation and bylaws of Merger Partner and Public Company immediately prior to the Initial Effective Time.

(b)            Prior to the Initial Effective Time, Merger Partner shall determine in good faith to either (i) continue to maintain in effect for six (6) years after the Initial Effective Time, Merger Partner’s or its Affiliates’ directors’ and officers’ insurance policies and fiduciary liability insurance policies in place as of the date hereof or (ii) purchase a six (6)-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Merger Partner’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Initial Effective Time with respect to any claim related to any period of time at or prior to the Initial Effective Time with terms, conditions, retentions and limits of Liability that are no less favorable than the coverage provided under Merger Partner’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Merger Partner by reason of him or her serving in such capacity that existed or occurred at or prior to the Initial Effective Time (including in connection with this Agreement or the Mergers); provided, however, that in no event shall (x) the aggregate annual premium for the insurance described in clause (i) or (y) the aggregate premium for the “D&O tail policy” described in clause (ii) exceed 250% of the aggregate annual premium paid by Merger Partner for such insurance for its most recent policy year prior to the date of this Agreement (the “Maximum Amount”); provided further, that if such insurance is not available or the premium therefor would exceed the Maximum Amount, Merger Partner shall obtain the greatest coverage available for a cost not exceeding the Maximum Amount.

(c)            If so requested by Public Company in writing no later than ten (10) Business Days prior to the anticipated Closing Date, Merger Partner shall, at or prior to the Initial Effective Time, purchase, effective as of the Initial Effective Time, prepaid, non-cancellable extended reporting period or “tail” coverage under Merger Partner’s existing products liability and/or cyber liability insurance policies (as specified by Public Company in such request) for a claims reporting or discovery period of such length as is specified by Public Company in such request, and with terms, conditions, retentions and limits of Liability that are no less favorable than the coverage provided under such existing policies as of the date of this Agreement.

(d)            Public Company shall pay all expenses, including reasonable and documented attorneys’ fees, that may be incurred by a Person in successfully enforcing such Person’s rights provided in this Section 6.8.

(e)            Public Company and Merger Partner agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Initial Effective Time, whether asserted or claimed prior to, at or after the Initial Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of Public Company, Merger Partner or any of their respective Subsidiaries as provided in their respective certificates of incorporation or bylaws or other Organizational Documents or in any agreement in existence immediately prior to the Initial Effective Time shall survive the Mergers and shall continue in full force and effect. The provisions of this Section 6.8 are intended to be in addition to the rights otherwise available to the current officers and directors of Public Company, Merger Partner or any of their respective Subsidiaries by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Persons, their heirs and their Representatives. The obligations set forth in this Section 6.8 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person, or any Person who is a beneficiary under the policies referred to in this Section 6.8 and their heirs and Representatives, without the prior written consent of such affected Indemnified Person or other Person.

(f)            If the Surviving Company or Public Company or any of their respective successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of such Person shall assume all of the obligations of such Person set forth in this Section 6.8.

(g)            Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Merger Partner, Public Company or any of their respective Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.8 is not prior to or in substitution for any such claims under such policies.

6.9            Notification of Certain Matters. Public Company shall give prompt notice to Merger Partner, and Merger Partner shall give prompt notice to Public Company, upon becoming aware of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (i) any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in a manner that would reasonably be expected to cause the failure of a condition set forth in Article VII, in each case, at any time from and after the date of this Agreement until the Initial Effective Time, or (ii) any material failure of Public Company, Merger Sub, Merger Sub II or Merger Partner, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

6.10            Employee Matters.

(a)            Each employee of Merger Partner or the Merger Partner Subsidiary who continues to be employed with such company as of immediately prior to the Initial Effective Time (each, a “Continuing Employee”) shall, during the period commencing on the Closing Date and ending on the first (1st) anniversary of the Closing Date, be provided with (i) a base salary or base wage and target annual cash bonus opportunities (excluding equity-based compensation opportunities) no less than the base salary or base wage and target annual cash bonus opportunities (excluding equity-based compensation opportunities) provided to such Continuing Employee by Merger Partner or the Merger Partner Subsidiary immediately prior to the Initial Effective Time and (ii) retirement and welfare benefits (excluding defined benefit pension, post-employment welfare benefits, and nonqualified deferred compensation) that are either (x) substantially comparable in the aggregate to those provided by Merger Partner or the Merger Partner Subsidiary immediately prior to the Initial Effective Time or (y) substantially similar to those provided by Public Company or any of its Affiliates to similarly situated employees of Public Company and its Affiliates.

(b)            Public Company shall, or shall cause the Surviving Company to, use commercially reasonable efforts to provide that no pre-existing conditions, exclusions or waiting periods shall apply to Continuing Employees under the benefit plans provided for those employees, except to the extent such condition or exclusion was applicable to an individual Continuing Employee prior to the Initial Effective Time. With respect to the plan year during which the Initial Effective Time occurs, Public Company shall use commercially reasonable efforts to provide each Continuing Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any benefit plan of Public Company or any of its Subsidiaries in which such Continuing Employee is eligible to participate following the Closing Date.

(c)            From and after the Closing Date, Public Company shall, or shall cause the Surviving Company to, provide credit (without duplication) to Continuing Employees for their service recognized by Merger Partner or the Merger Partner Subsidiary as of the Initial Effective Time for purposes of eligibility, vesting, continuous service, determination of vacation, paid time-off, and severance entitlements to the same extent and for the same purposes as such service was credited under the Merger Partner Employee Plans; provided that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits for the same period of service, for purposes of any frozen or discontinued Employee Benefit Plan of Public Company or any of its Affiliates or any frozen or discontinued portion of any Employee Benefit Plan of Public Company or any of its Affiliates or for purposes of benefit accrual under any defined benefit pension plan or for purposes of benefit accrual under any retiree medical plan.

(d)            Prior to the Initial Effective Time, if requested by Public Company in writing at least ten (10) days prior to the Initial Effective Time, Merger Partner shall cause any Merger Partner Employee Plan intended to include a Code Section 401(k) arrangement (the “401(k) Plan”) to be terminated effective as of no later than the day immediately preceding the Closing Date. In the event that Public Company requests that the 401(k) Plan be terminated, Merger Partner shall provide Public Company with evidence that such plan has been terminated (the form and substance of which shall be subject to review and comment by Public Company (with such comments to be included in Merger Partner’s reasonable discretion)) not later than the Business Day immediately preceding the Closing Date.

(e)            Prior to making any broad-based written or material oral communications to the employees or other service providers of Merger Partner or the Merger Partner Subsidiary regarding this Agreement or the Mergers and the effects thereof on the employment or service, compensation or benefits of such employees or other service providers, Merger Partner shall provide Public Company with a copy of the intended broad-based communication, and Public Company shall have a reasonable period of time to review and comment on the broad-based communication. Merger Partner shall incorporate any reasonable comments from Public Company into such broad-based communication.

(f)            Merger Partner shall (i) use commercially reasonable efforts to obtain, no less than four (4) days prior to the Closing, a waiver from each “disqualified individual” (within the meaning of Section 280G of the Code and the regulations thereunder) that shall provide that, if the requisite stockholder approval under Section 280G(b)(5)(B) of the Code and the regulations thereunder is not obtained, no payments or benefits that would separately or in the aggregate constitute “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder) with respect to such disqualified individual in the absence of such stockholder approval shall be payable to or retained by such disqualified individual to the extent such excess parachute payments would not be deductible by reason of the application of Section 280G of the Code or would result in the imposition of excise Taxes under Section 4999 of the Code upon such disqualified individual (a “280G Waiver”); and (ii) to the extent such 280G Waivers are obtained, submit, no less than three (3) days prior to the Closing, to the stockholders of Merger Partner, for approval in accordance with the voting requirements of Section 280G(b)(5)(B) of the Code and in a manner reasonably satisfactory to Public Company, any payments or benefits that are subject to a 280G Waiver and that Public Company determines may separately or in the aggregate constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), such that such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code if so approved. No later than one (1) day prior to the Initial Effective Time, Merger Partner shall deliver to Public Company evidence reasonably satisfactory to Public Company that a stockholder vote was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder, and that either (i) the requisite stockholder approval was obtained with respect to any payments or benefits that were subject to the stockholder vote (the “280G Approval”) or (ii) the 280G Approval was not obtained and, as a consequence, such “parachute payments” shall not be made or provided pursuant to the waivers of those payments or benefits which were executed by the affected individuals in accordance with this Section 6.10. Merger Partner shall provide Public Company and its Representatives with a copy of the form of such waiver and disclosure statement for its review and approval (which approval shall not be unreasonably withheld) no less than three (3) Business Days prior to delivery to each such disqualified individual and stockholders of Merger Partner, respectively, and Merger Partner shall incorporate all reasonable comments timely provided by Public Company or its Representatives. At least ten (10) Business Days prior to the Closing, with respect to each “disqualified individual” of Merger Partner, Merger Partner shall provide to Public Company: (i) a schedule that sets forth (A) Merger Partner’s reasonable, good faith estimate of all payments or benefits that would reasonably be expected to be “parachute payments” to such disqualified individual as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), and (B) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such individual, and (ii) the underlying data and documentation on which such schedule is based.

(g)            The provisions of this Section 6.10 are solely for the benefit of the parties to this Agreement, and no current or former employee or other individual associated therewith is or shall be regarded for any purpose as a third-party beneficiary to this Agreement. Notwithstanding anything to the contrary in this Agreement, no provision of this Agreement is intended to, or does, (i) constitute the establishment of, or an amendment to, any Merger Partner Employee Plan or any Employee Benefit Plan of Public Company, the Surviving Company or any of their Affiliates, (ii) alter or limit the ability of Public Company to amend, modify or terminate any Merger Partner Employee Plan or any other benefit plan, program, agreement or arrangement, (iii) give any third party any right to enforce the provisions of this Section 6.10, (iv) prevent Merger Partner, Public Company, the Surviving Company or any of their Affiliates, prior to, at or after the Initial Effective Time, from terminating the employment of any employee (including any Continuing Employee) or (v) confer upon any such individual or legal representative any rights under or with respect to any plan, program or arrangement described in or contemplated by this Agreement, and each such individual or legal representative shall be entitled to look only to the express terms of any such plan, program or arrangement for his or her rights thereunder.

6.11            State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation (or any similar anti-takeover provision of Merger Partner’s or Public Company’s Organizational Documents) is or may become applicable to any of the transactions contemplated by this Agreement, the parties hereto shall use their respective commercially reasonable efforts to (i) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (ii) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on such transactions.

6.12            Security Holder Litigation. Notwithstanding anything to the contrary herein, (i) prior to the Closing, Public Company shall have the right to control the defense and settlement of any litigation related to this Agreement, the Mergers or the other transactions contemplated by this Agreement (any such litigation a “Security Holder Litigation”) brought by any stockholder or any holder of other securities of Public Company, and whether a direct or derivative claim, against Public Company, any Subsidiary of Public Company and/or any of their respective directors or officers; provided, that Public Company shall give Merger Partner the opportunity to participate in the defense of any such Security Holder Litigation and shall not settle any such Security Holder Litigation without the prior written consent of Merger Partner (which consent shall not be unreasonably withheld, conditioned or delayed), and (ii) prior to the Closing, Merger Partner shall have the right to control the defense and settlement of any Security Holder Litigation brought by any stockholder or any holder of other securities of Merger Partner against Merger Partner and/or its directors or officers; provided, that Merger Partner shall give Public Company the opportunity to participate in the defense of any such Security Holder Litigation and shall not settle any such Security Holder Litigation without the prior written consent of Public Company (which consent shall not be unreasonably withheld, conditioned or delayed).

6.13            Section 16 Matters. Prior to the Initial Effective Time, Public Company shall take all such steps as may be required (to the extent permitted under applicable Law and no-action letters issued by the SEC) to cause any acquisitions of Public Company Common Stock (and any options to purchase the same) in connection with this Agreement and the transactions contemplated hereby, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Public Company following the Mergers, to be exempt under Rule 16b-3 promulgated under the Exchange Act; provided, that Merger Partner has provided Public Company with information concerning directors, officers and/or equityholders of Merger Partner sufficient for Public Company to take such steps.

6.14            Delivery of Closing Merger Partner Merger Shares Allocation Schedule. Not less than five (5) Business Days prior to the anticipated date for Closing (the “Anticipated Closing Date”), Merger Partner shall prepare and deliver to Public Company a draft schedule of all holders of Merger Partner Capital Stock (such holders, collectively, the “Participating Securityholders”, and any individually, a “Participating Securityholder”) and their Allocable Share and entitlements to the Merger Partner Merger Shares, in substantially the form of, and containing all of the information identified on, Section 6.14 of the Merger Partner Disclosure Schedule (the “Draft Closing Merger Partner Merger Shares Allocation Schedule”). Merger Partner shall make available to Public Company the work papers and back-up materials used in or reasonably relevant to preparing the Draft Closing Merger Partner Merger Shares Allocation Schedule and the calculations therein. Merger Partner shall consider in good faith any comments reasonably provided by Public Company within one (1) Business Day following delivery of the Draft Closing Merger Partner Merger Shares Allocation Schedule. Not less than two (2) Business Days prior to the Anticipated Closing Date, Merger Partner shall deliver to Public Company the final schedule in substantially the same form as the Draft Closing Merger Partner Merger Shares Allocation Schedule, taking into account any revisions made as a result of comments provided by Public Company (the “Closing Merger Partner Merger Shares Allocation Schedule”), prepared and certified by Merger Partner’s Chief Financial Officer (or if there is no Chief Financial Officer, the Chief Executive Officer of Merger Partner) as true, correct and complete in all respects, which shall be conclusive and binding on the parties hereto. Public Company shall be entitled, without any duty of inquiry or investigation, to rely on, and make distributions of Merger Partner Merger Shares in accordance with, the Closing Merger Partner Merger Shares Allocation Schedule, and Public Company shall not be responsible for the calculations or determinations regarding such calculations set forth therein.

6.15            Merger Partner Financials. As promptly as reasonably practicable following the date hereof, Merger Partner shall deliver to Public Company (a) the audited balance sheet of Merger Partner as of December 31, 2025 and the related audited statements of income, changes in stockholders’ equity and cash flows of Merger Partner for the period then ended, together with all related notes and schedules thereto (the “2025 Audited Financial Statements”), and (b) any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, and stockholders’ deficit and cash flows of Merger Partner as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal year), together with all related notes and schedules thereto, as applicable, that are required to be included in the Form S-4, the Information Statement, or any other filing required by applicable Law. The 2025 Audited Financial Statements and such other financial statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations and comprehensive loss, and stockholders’ deficit and cash flows of Merger Partner as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal year), together with all related notes and schedules thereto, that is required to be included in the Form S-4, the Information Statement, or any other filing required by applicable Law (i) will fairly present in all material respects the financial position of Merger Partner as of the date thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments, none of which is expected to be material), (ii) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments, none of which is expected to be material), (iii) in the case of any audited financial statements, will be audited in accordance with the standards of the American Institute of Certified Public Accountants and contain an unqualified report of Merger Partner’s auditor and (iv) will comply in all respects with the applicable accounting requirements (without giving effect to any private company accounting alternatives) and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

6.16            Obligations of Merger Subs. Public Company will take all action necessary to cause Merger Sub and Merger Sub II to perform their respective obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement.

6.17            Acknowledgment; Waiver of Conflicts; Retention of Privilege.

(a)            Each of Public Company, Merger Sub and Merger Sub II acknowledges that Merger Partner has retained Bradley Arant Boult Cummings LLP (“Bradley”) to act as its counsel in connection with this Agreement and the transactions contemplated hereby (the “Transactions”) and that Bradley has not acted as counsel for any other party in connection with the Transactions. No party other than Merger Partner shall have the status of a client of Bradley for conflict of interest or any other purposes as a result of Bradley’s representation of Merger Partner in connection with the Transactions. For the avoidance of doubt, and notwithstanding anything to the contrary set forth herein, the acknowledgments in this Section 6.17(a) shall not apply to, or waive any conflicts of interest arising out of, any representation of any Participating Securityholder or the Securityholder Representative by Bradley in any matter other than matters arising out of or relating to this Agreement, other transaction documents, or the Transactions.

(b)            Each of Public Company, Merger Sub and Merger Sub II hereby (i) waives, on behalf of itself and each of its Affiliates (including, after the Initial Effective Time, the Surviving Corporation and the Surviving Company), any claim it has or may have that Bradley has a conflict of interest in connection with, or is otherwise prohibited from engaging in, such representation in connection with the Transactions, and (ii) agrees that, in the event that a dispute arises after the Closing between Public Company or any of its Affiliates (including the Surviving Company), on the one hand, and the Securityholder Representative or any Participating Securityholder or any of their respective Affiliates, on the other hand, Bradley may represent the Securityholder Representative, any Participating Securityholder, or any of their respective Affiliates in such dispute even though the interests of any such Person may be directly adverse to Public Company or any of its Affiliates (including the Surviving Company), and even though Bradley may have represented Merger Partner in connection with the Transactions; provided, however, that Public Company’s consent (not to be unreasonably withheld, conditioned, or delayed) shall be required before Bradley may use any confidential information of Public Company, the Surviving Company, or any of their respective Affiliates obtained in connection with Bradley’s pre-Closing representation of Merger Partner, in any such post-Closing adverse representation. Public Company acknowledges that it has had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable alternatives to, the waivers, permissions, and other provisions of this Section 6.17.

(c)            Other than in the case of Fraud, and then only after a court of competent jurisdiction has determined that there is a reasonable basis to believe that such Fraud occurred, each of Public Company, Merger Sub and Merger Sub II, for themselves and their respective Affiliates (including, after the Initial Effective Time, the Surviving Corporation and the Surviving Company), agrees that, as to all communications between or among Bradley, on the one hand, and Merger Partner or any of its directors, officers, employees, or other representatives, on the other hand, that (i) were made at any time prior to the Initial Effective Time and (ii) relate to (and solely to the extent related to) this Agreement or the Transactions (collectively, “Privileged Communications”), none of them may (A) use such Privileged Communications in any action, claim or proceeding relating to this Agreement or the Transactions against or involving any Participating Securityholder or the Securityholder Representative after the Closing, and (B) invoke any attorney-client privilege, attorney work-product doctrine, or other rights to any evidentiary privilege applicable to the Privileged Communications to prevent the Securityholder Representative or any Participating Securityholder from using any such Privileged Communications in any action, claim or proceeding with Public Company; provided, that clause (B) shall apply without regard to any allegation or determination of Fraud. Notwithstanding the foregoing, in the event that a dispute arises after the Closing between Public Company, the Surviving Corporation, the Surviving Company, or any of their respective Affiliates, on the one hand, and a Person that is not a Participating Securityholder, the Securityholder Representative, or an Affiliate of any of the foregoing, on the other hand, the Surviving Corporation or the Surviving Company may assert the attorney-client privilege to prevent disclosure to such third party of such Privileged Communications; provided, that none of Public Company, the Surviving Corporation, the Surviving Company or any of their respective Affiliates may waive such privilege without the prior written consent of the Securityholder Representative (not to be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, (I) nothing in this Section 6.17(c) shall waive or modify any attorney-client privilege, work product protection, or other protection of any communications or work product of Public Company’s counsel, Merger Sub’s counsel, Merger Sub II’s counsel, or the Surviving Corporation’s or the Surviving Company’s counsel and (II) all Privileged Communications shall remain privileged and protected as against any third party other than the Participating Securityholders and the Securityholder Representative.

(d)            Each of the Participating Securityholders, by adopting this Agreement and accepting consideration hereunder, and the Securityholder Representative, by executing this Agreement, hereby (i) waives, on behalf of itself and each of its respective Affiliates, any claim it has or may have that Bradley has a conflict of interest in connection with, or is otherwise prohibited from engaging in, such representation in connection with the Transactions, and (ii) agrees that Bradley may, following the Closing, represent any Participating Securityholder or the Securityholder Representative in any dispute arising in connection with this Agreement or the Transactions, even if the interests of such parties are directly adverse to Public Company or any of its Affiliates (including the Surviving Corporation and the Surviving Company).

6.18            Termination of Certain Contracts. As soon as reasonably possible, and in any event within ten (10) Business Days of the date hereof, Merger Partner shall terminate each Contract listed on Section 6.18 of the Merger Partner Disclosure Schedule, without any further obligation or Liability to Merger Partner, Public Company or any of their respective Affiliates (including, after the Initial Effective Time, the Surviving Corporation and the Surviving Company) thereunder or in connection with such termination, and all Liabilities thereunder shall be satisfied in full at or prior to such termination at Merger Partner’s sole cost and expense. Merger Partner shall provide to Public Company reasonable written evidence of each such termination and satisfaction, in form and substance reasonably satisfactory to Public Company.

6.19            Transition Services Agreement. Prior to the Closing, Public Company and Merger Partner shall negotiate in good faith the terms of a transition services agreement between Paragon Biosciences, LLC, as provider (and not in its capacity as the Securityholder Representative), and the Surviving Company, as recipient (the “Transition Services Agreement”). The Transition Services Agreement shall cover such services, for such periods and on such terms, as Public Company and Merger Partner may mutually agree, provided, however, that fees under the Transition Services Agreement shall be charged on an hourly basis using an hourly rate that is based on the service provider’s actual cost for delivering such service.

Article VII.
CONDITIONS TO MERGERS

7.1            Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of each party to this Agreement to effect the Mergers shall be subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a)            Stockholder Approvals. The Requisite Merger Partner Stockholder Approval shall have been obtained by means of the Merger Partner Written Consent by the requisite consent of the stockholders of Merger Partner under applicable Law and Merger Partner’s Organizational Documents. The Requisite Public Company Stockholder Approvals shall have been obtained by means of the Public Company Written Consent by the requisite consent of the stockholders of Public Company under applicable Law.

(b)            Form S-4; Compliance with Rule 14c-2 and SEC Rules. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order with respect to the Form S-4 that has not been withdrawn; and twenty (20) calendar days shall have elapsed following the commencement of mailing of the Information Statement to Public Company’s stockholders; provided, that, to the extent any rules and regulations of the SEC applicable to the Information Statement require a longer period than such 20 calendar days, then this condition shall only be satisfied upon the expiration of such longer period.

(c)            No Injunctions. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stop order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making the Mergers illegal or otherwise prohibiting consummation of the Mergers.

(d)            NYSE American Notification. (i) The NYSE American Listing Application shall have been approved and any notification required by the NYSE American shall have been made, and (ii) the shares of the Public Company Common Stock to be issued pursuant to the Share Issuances shall have been approved for listing (subject to official notice of issuance) on the NYSE American.

(e)            Concurrent Financing. The Concurrent Financing shall have been consummated or will be consummated concurrently with the Closing or immediately prior to the Closing in accordance with the terms of the Securities Purchase Agreement.

(f)            Escrow Agreement. Each of Public Company, the Securityholder Representative and the Escrow Agent shall have delivered a counterpart signature page to the Escrow Agreement.

(g)            Exchange Agent Agreement. Each of Public Company, the Securityholder Representative and the Exchange Agent shall have delivered a counterpart signature page to the Exchange Agent Agreement.

(h)            Antitrust. Any waiting period (and any extensions thereof pursuant to an agreement with a Governmental Entity entered into in accordance with this Agreement) applicable to the Mergers pursuant to the HSR Act shall have expired or been terminated, and any clearance or affirmative approval applicable to the Mergers under each of the other Antitrust Laws set forth in Section 7.1(h) of the Merger Partner Disclosure Schedule shall have been obtained and any mandatory waiting period related thereto shall have expired or otherwise been terminated.

7.2            Additional Conditions to the Obligations of Public Company and Merger Subs. The obligations of Public Company and the Merger Subs to effect the Mergers shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived in writing exclusively by Public Company and the Merger Subs:

(a)            Representations and Warranties. The representations and warranties of Merger Partner set forth in Article III (in each case as qualified and limited by the Merger Partner Disclosure Schedule) and in any certificate or other writing delivered by Merger Partner pursuant hereto shall be true and correct (i) as of the date of this Agreement (except in the case of this clause (i), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, and (B) where the failure to be true and correct (without regard to any materiality or Merger Partner Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Merger Partner Material Adverse Effect) and (ii) as of the Closing Date as though made on and as of the Closing Date (except in the case of this clause (ii), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (B) for changes expressly provided for in this Agreement, and (C) where the failure to be true and correct (without regard to any materiality or Merger Partner Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Merger Partner Material Adverse Effect); provided, however, that the representations and warranties made by Merger Partner in Sections 3.1, 3.2, 3.4, 3.7(a), 3.19 and 3.20 shall not be subject to the qualifications set forth in clauses (i)(B) and (ii)(C) above and instead shall be true and correct in all but de minimis respects.

(b)            Performance of Obligations of Merger Partner. Merger Partner shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c)            No Merger Partner Material Adverse Effect. No Merger Partner Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(d)            Officers’ Certificate. Public Company shall have received an officers’ certificate duly executed by the Chief Executive Officer of Merger Partner to the effect that the conditions of Sections 7.2(a), (b) and (c) have been satisfied.

(e)            Third Party Consents. Merger Partner shall have obtained all consents and approvals of third parties (other than a Governmental Entity) listed in Section 7.2(e) of the Merger Partner Disclosure Schedule.

(f)            FIRPTA Certificate. Merger Partner shall have delivered to Public Company a duly executed certification stating that it is not and has not within the applicable period been a “United States real property holding corporation,” as defined in Section 897 of the Code, and corresponding notice to the Internal Revenue Service, each in form and substance required under Treasury Regulations Section 1.897-2(h) and Treasury Regulations Section 1.1445-2(c)(3).

(g)            Lock-Up Agreements. Public Company shall have received lock-up agreements, substantially in the form attached hereto as Exhibit A, duly executed by those Merger Partner stockholders listed on Section 7.2(g) of the Merger Partner Disclosure Schedule.

(h)            TSA. Public Company shall have received a fully executed copy of the Transition Services Agreement contemplated by Section 6.19.

7.3            Additional Conditions to the Obligations of Merger Partner. The obligation of Merger Partner to effect the Mergers shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by Merger Partner:

(a)            Representations and Warranties. The representations and warranties of Public Company and the Merger Subs set forth in Article IV (in each case as qualified and limited by the Public Company Disclosure Schedule) and in any certificate or other writing delivered by Public Company or any Merger Sub pursuant hereto shall be true and correct (i) as of the date of this Agreement (except in the case of this clause (i), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date and (B) where the failure to be true and correct (without regard to any materiality or Public Company Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Public Company Material Adverse Effect) and (ii) as of the Closing Date as though made on and as of the Closing Date (except in the case of this clause (ii), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (B) for changes contemplated by this Agreement and (C) where the failure to be true and correct (without regard to any materiality or Public Company Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and is not reasonably likely to have, a Public Company Material Adverse Effect); provided, however, that the representations and warranties made by Public Company and the Merger Subs in Sections 4.1, 4.2 (disregarding any effects of the filing of the Series B Certificate of Designation and the Concurrent Financing), 4.4, 4.7(a), 4.20, 4.22 and 4.24 shall not be subject to the qualifications set forth in clauses (i)(B) and (ii)(C) above and instead shall be true and correct in all but de minimis respects.

(b)            Performance of Obligations of Public Company and Merger Subs. Each of Public Company and the Merger Subs shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c)            No Public Company Material Adverse Effect. No Public Company Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(d)            Officers’ Certificate. Merger Partner shall have received an officers’ certificate duly executed by the Chief Executive Officer of Public Company to the effect that the conditions of Sections 7.3(a), (b), and (c) have been satisfied.

Article VIII.
TERMINATION AND AMENDMENT

8.1            Termination. This Agreement may be terminated at any time prior to the Initial Effective Time (with respect to Sections 8.1(b) through 8.1(i), by written notice by the terminating party to the other party), whether before or, subject to the terms hereof, after obtaining the Requisite Merger Partner Stockholder Approval or the Requisite Public Company Stockholder Approvals:

(a)            by mutual written consent of Public Company and Merger Partner;

(b)            by either Public Company or Merger Partner if the First Merger shall not have been consummated by 5:00 p.m., Eastern time, on February 1, 2027 (as extended in accordance with this Section 8.1(b), the “Outside Date”) except that in the event that on such date the conditions set forth in Section 7.1(a), Section 7.1(b), Section 7.1(c) (with respect to securities Laws) or Section 7.1(d) have not been satisfied, in the case of the conditions set forth in Section 7.1(a), Section 7.1(b) and Section 7.1(d), due to the Form S-4 not having become effective under the Securities Act at least twenty (20) Business Days prior to the Outside Date, but the other conditions set forth in Section 7.1, Section 7.2 and Section 7.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, and which conditions are capable of being satisfied if the Closing were to occur), then the Outside Date shall be automatically extended (without any further action by any party hereto) to 5:00 p.m., Eastern time, on March 31, 2027 (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to Public Company or Merger Partner if such party’s (or, in the case of Public Company, either Merger Sub’s) failure to fulfill any obligation under this Agreement has been a principal cause of the failure of the First Merger to occur on or before the Outside Date);

(c)            by either Public Company or Merger Partner if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Mergers; provided, that a party hereto shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if the issuance of any such order, decree, ruling or other action is principally attributable to the failure of such party (or any Affiliate of such party) to perform in any material respect any covenant in this Agreement required to be performed by such party (or any Affiliate of such party) at or prior to the Initial Effective Time;

(d)            by Merger Partner if the Requisite Public Company Stockholder Approvals are not obtained by delivery of the Public Company Written Consent within one (1) Business Day of the date hereof;

(e)            by Public Company, if at any time prior to the receipt of the Requisite Merger Partner Stockholder Approval: (i) the Merger Partner Board shall have effected a Merger Partner Board Recommendation Change, or (ii) Merger Partner shall have materially breached its obligations under Section 6.1, Section 6.4(c) or Section 6.4(d);

(f)            by Merger Partner, at any time prior to the receipt of the Requisite Public Company Stockholder Approvals, if: (i) the Public Company Board shall have effected a Public Company Board Recommendation Change, or (ii) Public Company shall have materially breached its obligations under Section 6.1 or Section 6.4(a);

(g)            by Public Company, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement set forth in this Agreement on the part of Merger Partner, which breach would cause the conditions set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c) not to be satisfied; provided, that Public Company is not then in material breach of any representation, warranty or covenant under this Agreement; and provided, further, that if such breach or failure to perform is curable by Merger Partner, then this Agreement shall not terminate pursuant to this Section 8.1(g) as a result of such particular breach or failure until the expiration of a thirty (30)-calendar day period commencing upon delivery of written notice from Public Company to Merger Partner of such breach or failure and it being understood that this Agreement shall not terminate pursuant to this Section 8.1(g) as a result of such particular breach or failure if such breach or failure is cured prior to such termination becoming effective; provided, however, that the foregoing cure period shall not be applicable with respect to a violation or breach of any covenant or agreement required to be performed on the Closing Date;

(h)            by Merger Partner, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement set forth in this Agreement on the part of Public Company, which breach would cause the conditions set forth in Section 7.3(a), Section 7.3(b), or Section 7.3(c) not to be satisfied; provided, that Merger Partner is not then in material breach of any representation, warranty or covenant under this Agreement; and provided, further, that if such breach or failure to perform is curable by Public Company or any Merger Sub, then this Agreement shall not terminate pursuant to this Section 8.1(h) as a result of such particular breach or failure until the expiration of a thirty (30)-calendar day period commencing upon delivery of written notice from Merger Partner to Public Company of such breach or failure and it being understood that this Agreement shall not terminate pursuant to this Section 8.1(h) as a result of such particular breach or failure if such breach or failure is cured prior to such termination becoming effective; provided, however, that the foregoing cure period shall not be applicable with respect to a violation or breach of any covenant or agreement required to be performed on the Closing Date; or

(i)            by Public Company, if the Requisite Merger Partner Stockholder Approval is not obtained by delivery of the Merger Partner Written Consent within five (5) Business Days of the Form S-4 becoming effective in accordance with the provisions of the Securities Act.

8.2            Effect of Termination. In the event of a valid termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and there shall be no Liability or obligation on the part of Public Company, Merger Partner, Merger Sub, Merger Sub II or their respective officers, directors, stockholders or Affiliates; provided, that (a) any such termination shall not relieve any party from Liability for any willful and material breach of this Agreement or Fraud and, with respect to any willful and material breach of this Agreement or Fraud by Public Company, such Liability may include, without limitation, the loss of the benefit of the bargain contemplated by this Agreement, including the value of the Merger Partner Merger Shares and the Escrow Shares lost by the Participating Securityholders (and Merger Partner shall have the sole authority, on behalf of the Participating Securityholders, to enforce the award of any such Liabilities and accept damages for such breach on behalf of the Participating Securityholders), but excluding, for the avoidance of doubt, any value attributed to the Milestone Payments, Contingent Shares or PRV Proceeds, and (b) the provisions of Section 5.3 (Confidentiality), this Section 8.2 (Effect of Termination), Section 8.3 (Fees and Expenses) and ARTICLE XI (Miscellaneous) and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement. A “willful and material breach” by a party of a provision of this Agreement means a material breach that is the consequence of a party knowingly undertaking an action, or failing to undertake an action, with the understanding that the action, or failure to act, was or would reasonably be expected to be a breach by such party of the applicable provisions of this Agreement. For purposes of this Agreement, the failure to consummate the Closing pursuant to, and when required by, the terms of this Agreement shall constitute a willful and material breach hereunder.

8.3            Fees and Expenses. Except as set forth in this Section 8.3 or expressly set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Mergers are consummated. Notwithstanding the foregoing:

(a)            Merger Partner and Public Company shall share equally (i) all fees and expenses of the Exchange Agent and (ii) all fees and expenses, other than accountants’ and attorneys’ fees, incurred with respect to the printing, filing and mailing of the Form S-4, the Information Statement, and any amendments or supplements thereto; and

(b)            if the Mergers are consummated, Public Company shall pay all Merger Partner Transaction Expenses on the Closing Date to the extent not paid by Merger Partner, including funding the Reserve Amount.

Article IX.
CONTINGENT CONSIDERATION

9.1            Contingent Cash Consideration.

(a)            Milestone Payments. Subject to the terms and conditions of this Agreement, Public Company shall pay each of the following Milestone Payments to the Participating Securityholders (excluding holders of Dissenting Shares) upon the achievement of the Milestone for such Milestone Payment:

(i)            Clinical Milestone. Fifty Million Dollars ($50,000,000) (the “Clinical Milestone Payment”) upon achievement, by 11:59 p.m. Eastern time on June 30, 2029, of the Clinical Milestone.

(ii)            First Commercial Sale Milestone. Fifty Million Dollars ($50,000,000) (the “Commercial Sale Milestone Payment”) upon the first commercial sale of D-Fi in the United States (the “Commercial Sale Milestone”).

(iii)            First Revenue Milestone. Fifty Million Dollars ($50,000,000) (the “First Revenue Milestone Payment”) upon the first achievement of D-Fi Net Sales of at least One Hundred Million Dollars ($100,000,000) during any TTM Period (the “First Revenue Milestone”).

(iv)            Second Revenue Milestone. Seventy-Five Million Dollars ($75,000,000) (the “Second Revenue Milestone Payment”) upon the first achievement of D-Fi Net Sales of at least Two Hundred Fifty Million Dollars ($250,000,000) during any TTM Period (the “Second Revenue Milestone”).

(v)            Third Revenue Milestone. Seventy-Five Million Dollars ($75,000,000) (the “Third Revenue Milestone Payment”) upon the first achievement of D-Fi Net Sales of at least Five Hundred Million Dollars ($500,000,000) during any TTM Period (the “Third Revenue Milestone”, and together with the First Revenue Milestone and Second Revenue Milestone, the “Revenue Milestones”).

(b)            D-Fi Net Sales Statements.

(i)            Within forty-five (45) days after the end of each Reporting Period, beginning with the first full Reporting Period following the first commercial sale of D-Fi in the United States, Public Company shall provide the Securityholder Representative with a statement (each, a “D-Fi Net Sales Statement”) setting forth a reasonably detailed calculation of D-Fi Net Sales in U.S. Dollars for such Reporting Period, including the application of any applicable reduction. Public Company shall keep, and shall cause its Affiliates to keep, complete and accurate books and records to the extent necessary to calculate, and enable verification of, D-Fi Net Sales. The amounts set forth on each D-Fi Net Sales Statement and the calculations thereof shall be in strict accordance with the definition of D-Fi Net Sales.

(ii)            Each D-Fi Net Sales Statement shall set forth the following, in each case presented both for the applicable Reporting Period in the aggregate and separately for each of the three (3) calendar months included in such Reporting Period: (A) total gross sales of D-Fi by Public Company, its Affiliates and their respective licensees and sublicensees; and (B) D-Fi Net Sales, together with an itemized breakdown of the sum of each category of deduction taken from gross sales to arrive at D-Fi Net Sales.

(iii)            Each D-Fi Net Sales Statement shall also set forth D-Fi Net Sales for the TTM Period ending on the last day of each calendar month included in such Reporting Period.

(c)            Reporting; Payment Timing and Mechanics.

(i)            If a Milestone is achieved, then within forty-five (45) days following the date on which such Milestone is achieved, Public Company shall prepare and deliver to the Securityholder Representative a written notice (each, a “Milestone Achievement Notice”) setting forth (A) that the applicable Milestone has been achieved; (B) in the case of a Revenue Milestone, Public Company’s calculation of D-Fi Net Sales for the applicable TTM Period; (C) the aggregate Milestone Payment payable with respect to such Milestone; (D) Public Company’s calculation of the Contingent Expenses payable in respect of such Milestone Payment; (E) the net Milestone Payment payable to the Participating Securityholders after deduction of such Contingent Expenses; and (F) reasonable supporting documentation for each of the foregoing. Within five (5) Business Days after the date on which the amount of the applicable Milestone Payment becomes final pursuant to Section 9.4, the Securityholder Representative shall prepare and deliver to Public Company and the Exchange Agent a schedule (the “Milestone Payment Allocation Schedule”) of the Participating Securityholders (and Permitted Alternative Payees, if applicable) and their Allocable Share of the applicable Milestone Payment in substantially the form of the Closing Merger Partner Merger Shares Allocation Schedule. Public Company shall be entitled, without any duty of inquiry or investigation, to rely on, and make (or cause to be made) distributions of Milestone Payments in accordance with, the applicable Milestone Payment Allocation Schedule, and Public Company shall not be responsible for the calculations or determinations regarding such calculations set forth therein. Subject to Section 2.2(h) and finality of the applicable Milestone Payment, Public Company shall pay the corresponding Milestone Payment (if any) (net of the Contingent Expenses as finally determined pursuant to this Article IX) to the Participating Securityholders (and Permitted Alternative Payees, if applicable, but excluding holders of Dissenting Shares) in accordance with the applicable Milestone Payment Allocation Schedule, within ten (10) Business Days after the receipt of the Milestone Payment Allocation Schedule by Public Company and the Exchange Agent.

(ii)            All Milestone Payments shall be paid by wire transfer of immediately available funds to such bank accounts of the Participating Securityholders or Permitted Alternative Payees as designated by the Securityholder Representative on the applicable Milestone Payment Allocation Schedule.

(d)            Late Payment Remedies. Notwithstanding anything herein to the contrary, any undisputed amount of any Milestone Payment not paid when due pursuant to Section 9.1(c)(i) shall accrue interest thereon from (and including) the date such payment was to be made pursuant to the terms of Section 9.1(c)(i) to the date actually paid in full at an interest rate equal to the lesser of (i) the Federal Rate plus three percent (3%) per annum and (ii) the maximum interest rate permitted under applicable Law, in each case, compounded monthly. With respect to any amounts of any Milestone Payment that are the subject of a Dispute Notice, if such amount is found to be payable to the Securityholder Representative in accordance with Section 9.4, such amount will begin to accrue interest in accordance with this Section 9.1(d) upon the final resolution of such dispute.

9.2            Contingent Share Consideration.

(a)            FDA Approval. In the event that FDA Approval of D-Fi is received by Public Company (such date, the “Approval Date”) on or prior to 11:59 p.m., Eastern time, on March 31, 2036 (such date and time, the “D-Fi Expiration Time”), then Public Company shall deliver written notice to the Securityholder Representative of the receipt of FDA Approval, including a copy of the notice thereof received from the FDA, within ten (10) Business Days following the Approval Date (the “FDA Approval Notice”).

(b)            Issuance of Contingent Shares and Payment of any Contingent Expenses. If the Approval Date occurs by the D-Fi Expiration Time, then within fifteen (15) Business Days of receipt of the FDA Approval Notice, the Securityholder Representative shall prepare and deliver to Public Company and the Exchange Agent a schedule (the “Contingent Shares Allocation Schedule”) of the Participating Securityholders (and Permitted Alternative Payees, if applicable) and their Allocable Share of the Contingent Shares, in substantially the form of the Closing Merger Partner Merger Shares Allocation Schedule. Public Company shall be entitled, without any duty of inquiry or investigation, to rely on, and issue Contingent Shares in accordance with, the Contingent Shares Allocation Schedule, and Public Company shall not be responsible for the calculations or determinations regarding such calculations set forth therein. Public Company promptly shall deliver the Contingent Shares Allocation Schedule to its transfer agent and instruct its transfer agent to issue the Contingent Shares in accordance with the Contingent Shares Allocation Schedule. Promptly following receipt of an invoice for any Contingent Expenses (solely to the extent such Contingent Expenses were taken into account in the calculation of Contingent Shares payable pursuant to this Agreement), Public Company will pay, or cause to be paid, such amount in full.

(c)            Cancellation of Contingent Shares. In the event the D-Fi Expiration Time occurs and FDA Approval has not been obtained, the Participating Securityholders shall not have any right to receive Contingent Shares or any benefit therefrom.

(d)            No Fractional Shares. No certificate or scrip representing fractional Contingent Shares shall be issued, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Public Company. For purposes of this Section 9.2(d), all fractional Contingent Shares to which a single Participating Securityholder would be entitled shall be aggregated and calculations shall be rounded to three decimal places. Any fractional Contingent Share a Participating Securityholder would otherwise be entitled to receive shall be rounded up to the nearest whole share, and no cash or other consideration shall be paid for any such fractional Contingent Share.

(e)            Equitable Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to Public Company Common Stock or Public Company Preferred Stock occurring after the date hereof and prior to the date upon which the Contingent Shares are issued, all references herein to specified numbers of Contingent Shares, and all calculations provided for that are based upon numbers of shares of any class or series (or prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change. Nothing in this Section 9.2(e) shall be construed to permit Merger Partner, Public Company or any Subsidiary of Public Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

9.3            PRV Request and PRV Sale Transaction.

(a)            The Surviving Company shall submit a PRV Request to the FDA in connection with the Biologics License Application for D-Fi. The Surviving Company shall have the sole responsibility for interacting with the FDA or any other applicable Governmental Entity, responding to inquiries with respect to any documentation associated with the PRV Request and filing all updates to such filings that may be required.

(b)            Upon notification from the FDA of approval of D-Fi and evidence of the FDA’s grant of a Priority Review Voucher, Public Company or the Surviving Company shall promptly (but in any event within five (5) Business Days) notify the Securityholder Representative as to such receipt and provide the Securityholder Representative with a true, correct and complete copy of the approval letter from the FDA that evidences such Priority Review Voucher.

(c)            Upon Public Company’s or the Surviving Company’s notification to the Securityholder Representative of the FDA’s grant of a Priority Review Voucher in connection with the approval of the Biologics License Application for D-Fi, the Securityholder Representative may negotiate the terms and conditions of a PRV Sale Transaction on behalf of the Surviving Company. Notwithstanding the foregoing, the Surviving Company shall not be required to enter into or consummate any PRV Sale Transaction unless the definitive agreement for such PRV Sale Transaction (i) provides that the representations and warranties of the Surviving Company and its Affiliates thereunder are limited to fundamental representations and warranties (i.e., due organization, authority and enforceability, title to the Priority Review Voucher and non-contravention), (ii) provides that all representations and warranties of the Surviving Company and its Affiliates thereunder do not survive the closing of such PRV Sale Transaction (i.e., on an “as-is” basis and with no survival), (iii) does not include any non-competition, non-solicitation, exclusivity or other restrictive covenant or similar obligation that would restrict or limit the business operations or activities of the Surviving Company or any of its Affiliates in any respect, and (iv) does not include any indemnification or other obligation of the Surviving Company or any of its Affiliates that would survive the closing of such PRV Sale Transaction, other than customary post-closing obligations, such as confidentiality and further assurances, that are limited in scope and duration, in each case, as reasonably determined by Public Company (the “Acceptable PRV Sale Terms”). Any proposed sale of the Priority Review Voucher that involves consideration in the form of capital stock or other equity interests of any Person shall require the prior written consent of Public Company, which consent shall not be unreasonably withheld, conditioned or delayed. If the Securityholder Representative negotiates a PRV Sale Transaction on Acceptable PRV Sale Terms, the Securityholder Representative shall promptly (but in any event within five (5) Business Days) notify Public Company and provide Public Company with a true, correct and complete copy of the proposed definitive agreements with respect to a PRV Sale Transaction. The Securityholder Representative shall consider in good faith any comments timely provided by Public Company on such definitive agreements with respect to a PRV Sale Transaction, and shall be obligated to incorporate any such reasonable comments. Following the incorporation of such reasonable comments, Public Company shall cause the Surviving Company to use its reasonable best efforts to enter into such definitive agreements with respect to a PRV Sale Transaction, and to consummate a PRV Sale Transaction, in each case in accordance with the Acceptable PRV Sale Terms and such terms and conditions as may be set forth in the definitive agreements with respect to such PRV Sale Transaction. Upon the consummation of a PRV Sale Transaction, Public Company and the Surviving Company shall pay the PRV Interest to the Participating Securityholders in accordance with Section 9.3(d). For the avoidance of doubt, the obligations set forth in this Section 9.3 shall survive any Change of Control.

(d)            Public Company shall deliver written notice to the Securityholder Representative of the amount of the PRV Proceeds (accompanied by supporting documentation and calculations) (the “PRV Sale Transaction Notice”) within five (5) Business Days after the consummation of the PRV Sale Transaction. Within five (5) Business Days after receipt of the amount of the PRV Proceeds, the Securityholder Representative shall prepare and deliver to Public Company and the Exchange Agent a schedule (the “PRV Interest Allocation Schedule”) of the Participating Securityholders and their Allocable Share of the PRV Interest. Public Company shall be entitled, without any duty of inquiry or investigation, to rely on, and make distributions of the PRV Interest in accordance with, the PRV Interest Allocation Schedule, and Public Company shall not be responsible for the calculations or determinations regarding such calculations set forth therein. Subject to Section 2.2(h) and finality of the applicable PRV Interest, Public Company shall pay the PRV Interest to the Participating Securityholders (excluding holders of Dissenting Shares) in accordance with the PRV Interest Allocation Schedule, within thirty (30) days after the amount of the PRV Interest becomes final pursuant to Section 9.4.

9.4            Disputes.

(a)            If the Securityholder Representative in good faith disagrees with Public Company’s determination of (A) the achievement of any Milestone, (B) the number of Contingent Shares issuable hereunder, (C) the PRV Proceeds amount, or (D) the Total Stock Consideration Percentage and any Adjustment Contingent Shares (or with any calculation or determination set forth in or included with the applicable Milestone Achievement Notice, FDA Approval Notice, PRV Sale Transaction Notice, or Contingent Payment Adjustment Notice), the Securityholder Representative shall deliver written notice of such disagreement (a “Dispute Notice”) to Public Company within thirty (30) days (except that this shall be five (5) Business Days in the case of a dispute as to the number of Contingent Shares) after receipt of the applicable Milestone Achievement Notice, FDA Approval Notice, PRV Sale Transaction Notice or Contingent Payment Adjustment Notice. To the extent reasonably determinable based on the materials and information provided by Public Company, the Dispute Notice shall specify in reasonable detail the basis of the disagreement and, to the extent that Public Company has provided the Securityholder Representative with sufficient information to do so, the Securityholder Representative’s calculation of the disputed items.

(b)            If the Securityholder Representative delivers a timely Dispute Notice, Public Company and the Securityholder Representative shall attempt in good faith to resolve such dispute for a period of thirty (30) days following delivery of the Dispute Notice (the “Resolution Period”). If Public Company and the Securityholder Representative are unable to resolve the dispute within the Resolution Period, then either party may submit the disputed items for resolution by an independent nationally recognized accounting firm mutually acceptable (acting reasonably) to Public Company and the Securityholder Representative (the “Accounting Firm”), to resolve all matters in dispute, adjudicating only those matters still in dispute.

(c)            The Accounting Firm shall act as an expert and not as an arbitrator and shall make a determination only with respect to the specific items in dispute and only in accordance with this Agreement and, to the extent applicable, GAAP (with the understanding that in the case of a conflict or inconsistency between the terms of this Agreement and GAAP, the terms of this Agreement shall be controlling). The Accounting Firm’s determination of any disputed item shall not be more favorable to Public Company than reflected in the applicable Milestone Achievement Notice, FDA Approval Notice, PRV Sale Transaction Notice or Contingent Payment Adjustment Notice nor more favorable to the Securityholder Representative than reflected in the Dispute Notice, and shall be final, conclusive and binding on all parties, absent manifest error or fraud.

(d)            The Accounting Firm shall offer the Securityholder Representative and Public Company the opportunity to provide written submissions regarding their positions on the disputed matters, which written submissions shall be provided to the Accounting Firm, if at all, no later than twenty (20) days after the date of referral of the disputed matters to the Accounting Firm. The determination of the Accounting Firm shall be based solely on such written submissions by the Securityholder Representative and Public Company and their respective Representatives and the terms and conditions of this Agreement and shall not be by independent review. There shall be no ex parte communications between Public Company (or its Representatives) or the Securityholder Representative, on the one hand, and the Accounting Firm, on the other hand, relating to the disputed items and, unless requested by the Accounting Firm in writing, no party may present any additional information or arguments to the Accounting Firm, either orally or in writing. The Accounting Firm shall deliver a written report resolving only the disputed matters submitted to the Accounting Firm and setting forth the basis for such resolution within thirty (30) days after the dispute is submitted for its determination. In preparing its report, the Accounting Firm shall not assign a value to any disputed amount greater than the greatest value for such disputed amount, or less than the smallest value for such disputed amount, submitted by the Securityholder Representative, on the one hand, or Public Company, on the other hand, and the Accounting Firm shall resolve such disputed amounts by determining whether they are calculated in accordance with this Agreement.

(e)            The fees and expenses of the Accounting Firm shall be allocated between Public Company, on the one hand, and the Securityholder Representative (on behalf of the Participating Securityholders), on the other hand, in the same proportion that the aggregate dollar amount of disputed items that are not resolved in favor of such party, as applicable, bears to the total dollar amount of disputed items resolved by the Accounting Firm.

(f)            Upon reasonable prior notice, Public Company and the Surviving Company shall provide the Securityholder Representative and its Representatives with reasonable access during normal working hours to the work papers (subject to the execution of customary work paper access letters, if requested), back-up materials and other books and records of Public Company and the Surviving Company, in each case, solely for the purpose of assisting the Securityholder Representative in its review of a Milestone Achievement Notice, FDA Approval Notice, PRV Sale Transaction Notice or Contingent Payment Adjustment Notice and the information and calculations contained or required to be contained therein. Upon reasonable prior notice, Public Company and the Surviving Company shall provide the Securityholder Representative and its Representatives with reasonable access during normal working hours to (i) the personnel of Public Company or the Surviving Company who were responsible for the preparation of the applicable notice and (ii) Public Company’s accountants (subject to the execution of customary confidentiality agreements or work paper access letters, if requested), in the case of each of clauses (i) and (ii), solely for the purpose of assisting the Securityholder Representative in its review of a Milestone Achievement Notice, FDA Approval Notice, PRV Sale Transaction Notice or Contingent Payment Adjustment Notice and the information and calculations contained or required to be contained therein.

9.5            Post-Closing Obligations and Efforts.

(a)            Commercially Reasonable Efforts.

(i)            Public Company shall, and shall cause the Surviving Company to, use Commercially Reasonable Efforts to (i) perform and attempt to complete the material activities outlined in the Product Development Plan in the timeframes set forth therein and (ii) prepare, execute, deliver and file any and all agreements, documents or instruments that are necessary or desirable to secure and, once approved, maintain Regulatory Approval for D-Fi in a Major Market.

(ii)            Public Company shall, and shall cause the Surviving Company to, use Commercially Reasonable Efforts not to withdraw or abandon, or fail to take any action necessary to prevent the withdrawal or abandonment of, any Regulatory Approval in a Major Market for the Covered Product once obtained. Following receipt of Regulatory Approval for the Covered Product in a Major Market, Public Company shall, and shall cause the Surviving Company to, use Commercially Reasonable Efforts to Exploit the Covered Product in a Major Market.

(b)            Record Keeping by Public Company; Audit Rights. From and after the Closing and until the latest of the payment of the Third Revenue Milestone Payment, the payment of the PRV Interest or the issuance of the Contingent Shares, Public Company shall maintain books and records in sufficient detail to permit verification of all Milestones and Milestone Payments under this Agreement. No more than once in any given twelve (12) month period, upon thirty (30) days’ prior written notice, the Securityholder Representative may engage, at its expense, an independent certified public accounting firm of nationally recognized standing, to perform a limited inspection or audit of the relevant books and records of Public Company during normal business hours solely to verify the accuracy of any D-Fi Net Sales Statement relating to any period within the prior twenty-four (24) months that has not previously been subject to any such review. Public Company shall reasonably cooperate with the independent certified public accounting firm. Public Company shall provide the independent certified public accounting firm with (i) reasonable access during normal business hours to the designated Representatives and to the relevant books, records, documents and information relating to the calculation of D-Fi Net Sales in respect of the periods subject to such audit, and (ii) copies of such relevant books, records, documents and information, in each case of the foregoing clauses (i) and (ii), to the extent reasonably requested by the independent certified public accounting firm and subject to the execution of customary confidentiality agreements or work paper access letters, if requested; provided, however, that any such access shall be conducted at a reasonable time, under the supervision of appropriate personnel of Public Company and in such a manner as not to unreasonably interfere with the normal operation of the business of Public Company or create a risk of damage or destruction to any property. If the result of any audit conducted pursuant to this Section 9.5(b) is payment of an underpayment to the Securityholder Representative pursuant to Section 9.5(c), then the Securityholder Representative may conduct a second audit pursuant to this Section 9.5(b) in the same applicable twelve (12)-month period. The independent certified public accounting firm shall disclose to the Securityholder Representative only whether the calculations of D-Fi Net Sales set forth on the applicable D-Fi Net Sales Statement are correct or not and the specific details concerning any discrepancies. No other information shall be shared, and in no event shall Public Company or the Surviving Company be required to provide any Tax Returns or any other Tax information it reasonably deems confidential to the Securityholder Representative or any other party (other than the independent certified public accounting firm, subject to the confidentiality agreement referenced above).

(c)            Underpayments/Overpayments. If the accounting firm determines that additional Milestone Payments were owed for the audited period, Public Company shall pay, or cause to be paid, to the Securityholder Representative (for further distribution to the Participating Securityholders) such underpayment within thirty (30) days of receiving the accounting firm’s written report. If the accounting firm determines that more Milestone Payments were paid than should have been for the audited period, Public Company shall offset such overpayment against any amounts otherwise due from Public Company under this Agreement. If any underpayment exceeds ten percent (10%) of the amount correctly owed, the fees and expenses of the accounting firm shall be borne by Public Company.

(d)            Survival of Obligations. All obligations of Public Company and the Surviving Company under this Article IX, including but not limited to the obligation to deliver Contingent Shares (or the Contingent Consideration Equivalent) pursuant to Section 9.2, to make Milestone Payments pursuant to Section 9.1, to deliver PRV Interest pursuant to Section 9.3, and to use Commercially Reasonable Efforts pursuant to Section 9.5(a) (collectively, the “Article IX Obligations”), shall run with the Product Rights and bind Public Company, the Surviving Company, each COC Acquiror, and each of their respective successors and permitted assigns until all Article IX Obligations have been satisfied in full.

9.6            Acknowledgments. Notwithstanding the foregoing, each of Merger Partner, the Securityholder Representative and the Participating Securityholders acknowledges and agrees that (i) the rights to receive Contingent Shares, Milestone Payments and the PRV Interest are solely contractual rights, (ii) the rights to receive Contingent Shares, Milestone Payments and the PRV Interest are speculative and subject to numerous factors outside the control of the parties, including the receipt of FDA Approval, achievement of the Clinical Milestone or commercialization of D-Fi, (iii) there is no assurance that the Participating Securityholders will be entitled to receive any Contingent Shares, Milestone Payments or PRV Interest payment, and, except for the obligations of Public Company and the Surviving Company set forth herein, none of Public Company or its Affiliates has promised any such payments or owes a fiduciary duty or express or implied duty to the Participating Securityholders, (iv) except for the obligations of Public Company and the Surviving Company and the rights of the Securityholder Representative set forth herein, Public Company will have full management and operational authority to direct its and its Subsidiaries’ business following the Closing with respect to all matters, may at any time change its and its Subsidiaries’ operations and may take any and all other actions (or fail to take any action) that Public Company, in its judgment, shall deem advisable or in its best interest, and, except for the obligations of Public Company and the Surviving Company set forth herein, will in no event be under any obligation to achieve any Milestone or the FDA Approval or to maximize the Milestone Payments, number of Contingent Shares or PRV Proceeds or minimize the Contingent Expenses; provided, that Public Company shall not, and shall cause the Surviving Company and each of their respective Subsidiaries not to, intentionally take or intentionally omit to take any actions with respect to the conduct of the Surviving Company’s business for the primary purpose of prejudicing the Participating Securityholders’ right to receive the Contingent Shares, Milestone Payments or PRV Interest, or the amount of any of the foregoing, (v) the rights to receive Contingent Shares, Milestone Payments or PRV Interest payments are not investments in Public Company, the Surviving Company or any of their respective Affiliates, shall not be represented by any form of certificate or other instrument, and the Participating Securityholders shall not have any additional rights as a securityholder of Public Company, the Surviving Company or any of their respective Affiliates as a result of such contingent rights and (vi) any assignment or transfer of the right to receive the Contingent Shares or Milestone Payments to a Person in violation of Section 9.7 shall be null and void.

9.7            Designation of Permitted Alternative Payee.

(a)            Public Company acknowledges that each of the Participating Securityholders may instruct the Securityholder Representative to designate a Permitted Alternative Payee, other than an Excluded Alternative Payee, to receive all or a portion of such Participating Securityholder’s Allocable Share of any consideration owed pursuant to this Article IX, which the Securityholder Representative shall reflect on the applicable Milestone Payment Allocation Schedule, Contingent Shares Allocation Schedule or PRV Interest Allocation Schedule (each an “Allocation Schedule”). No such designation shall (x) confer upon any Permitted Alternative Payee any right or claim against Public Company, the Surviving Company or any of their respective Affiliates, (y) make any Permitted Alternative Payee a party to, or a third-party beneficiary of, this Agreement, or (z) entitle any Permitted Alternative Payee to any notice, information, audit, dispute or enforcement right hereunder, each of which shall remain exercisable solely by the Securityholder Representative.

(b)            If any portion of the consideration owed pursuant to this Article IX is to be issued or paid to a Permitted Alternative Payee, it shall be a condition to such payment that (i) the Securityholder Representative shall include on the Allocation Schedule a true and correct list of the Affiliates of such Permitted Alternative Payee, (ii) the Securityholder Representative shall provide any other information reasonably requested by Public Company in order to determine whether any party listed on such Allocation Schedule is an Excluded Alternative Payee, (iii) the Permitted Alternative Payee requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Permitted Alternative Payee or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable and (iv) the Permitted Alternative Payee shall deliver all withholding and other Tax forms reasonably requested by Public Company or the Exchange Agent. Public Company shall notify the Securityholder Representative in writing, within ten (10) Business Days after delivery of the applicable Allocation Schedule, if it reasonably believes any designated Permitted Alternative Payee is an Excluded Alternative Payee, specifying the basis therefor, and Public Company shall not be required to pay any consideration otherwise payable to such Excluded Alternative Payee. Following a timely notice by Public Company, the applicable Participating Securityholder may, by instruction to the Securityholder Representative within ten (10) Business Days, designate a substitute Permitted Alternative Payee on a revised Allocation Schedule. If no substitute is timely designated by the Participating Securityholder or Public Company timely objects to the substitute, then the affected consideration shall instead be issued or paid to such Participating Securityholder, and Public Company shall not delay, withhold or set off any other consideration payable under this Article IX by reason of such notice.

(c)            Notwithstanding Section 9.6(vi), any Participating Securityholder may pledge, grant a security interest in, or collaterally assign its right to receive Contingent Shares, Milestone Payments or PRV Interest to any Person that is not an Excluded Alternative Payee, and the Securityholder Representative may reflect on an Allocation Schedule a direction to remit all or any portion of such Participating Securityholder’s Allocable Share to an account designated by such Person, which payment shall discharge Public Company’s obligations in respect thereof. No such pledge, grant or collateral assignment shall (i) confer upon such Person any right or claim against Public Company, the Surviving Company or any of their respective Affiliates, (ii) make such Person a party to, or a third-party beneficiary of, this Agreement, or (iii) entitle such Person to any notice, information, audit, dispute or enforcement right hereunder, each of which shall remain exercisable solely by the Securityholder Representative.

9.8            Adjustments to Contingent Consideration. Notwithstanding anything to the contrary contained in this Agreement, prior to the payment of the PRV Proceeds or any Milestone Payment (each, a “Contingent Cash Payment”), the amount and composition of such Contingent Cash Payment will be adjusted as set forth below (subject to Section 9.4).

(a)            No less than thirty (30) days prior to the date that any Contingent Cash Payment is required to be paid hereunder (each, a “Calculation Date”), Public Company shall, in consultation with the Tax Advisor, determine the Total Stock Consideration Percentage if such Contingent Cash Payment were to be paid in cash. Subject to Section 9.4 and Section 9.8(c), if such Total Stock Consideration Percentage is less than the Reorganization Threshold, then the portion of such Contingent Cash Payment that would be required to be paid in Public Company Common Stock for the Total Stock Consideration Percentage to equal the Reorganization Threshold will be paid in Public Company Common Stock on a dollar for dollar basis, calculated in accordance with Section 9.8(b) (such Public Company Common Stock issued in lieu of cash, “Adjustment Contingent Shares”).

(b)            For purposes of determining the number of Adjustment Contingent Shares issued pursuant to Section 9.8(a) (but not, for the avoidance of doubt, for purposes of determining the value of such Adjustment Contingent Shares used for purposes of determining whether the Total Stock Consideration Percentage has been achieved), the value of the Adjustment Contingent Shares shall be calculated using the greater of the volume weighted average closing trading price of a share of Public Company Common Stock on the NYSE American for the twenty (20) consecutive trading days ending on the last trading day immediately prior to the Calculation Date and the Floor Price.

(c)            Notwithstanding anything to the contrary in this Agreement, in no event shall the number of shares of Public Company Common Stock paid to Participating Securityholders pursuant to this Article IX exceed the Share Cap. If the number of Adjustment Contingent Shares required to be issued with respect to any Contingent Cash Payment would otherwise result in the Share Cap being exceeded, then the Adjustment Contingent Shares payable with respect to such Contingent Cash Payment shall be reduced to the maximum amount payable so as to not exceed the Share Cap. The parties hereto acknowledge and agree that the provisions of this Section 9.8 may result in the value of a Contingent Cash Payment being less than the amount otherwise payable pursuant to this Agreement.

(d)            On the Calculation Date, Public Company shall prepare and deliver to the Securityholder Representative a written notice (a “Contingent Payment Adjustment Notice”) setting forth (i) the Tax Advisor’s calculation of the Total Stock Consideration Percentage as of the Calculation Date, (ii) the Adjustment Contingent Shares payable with respect to such Contingent Cash Payment and (iii) reasonable supporting documentation for the foregoing. Subject to Section 9.4, Public Company shall issue the Adjustment Contingent Shares on the applicable payment date of the Milestone Payment or the PRV Interest, and within five (5) Business Days after the delivery of a Contingent Payment Adjustment Notice, the Securityholder Representative shall prepare and deliver to Public Company and the Exchange Agent an updated Milestone Payment Allocation Schedule or PRV Interest Allocation Schedule, as applicable, in each case reflecting the allocation of Contingent Cash Payments and Adjustment Contingent Shares as set forth in the Contingent Payment Adjustment Notice (as finally determined pursuant to Section 9.4). Public Company shall be entitled, without any duty of inquiry or investigation, to rely on, and release (or cause to be released) Contingent Cash Payments and Adjustment Contingent Shares to the recipients set forth in such updated Milestone Payment Allocation Schedule or PRV Interest Allocation Schedule, and Public Company shall not be responsible for the calculations or determinations regarding such calculations set forth therein.

(e)            Notwithstanding anything in this Agreement to the contrary, in the event that (i) the Securityholder Representative initiates a dispute pursuant to Section 9.4 with respect to a Contingent Payment Adjustment Notice, (ii) such dispute is resolved by the Accounting Firm in favor of the Securityholder Representative, and (iii) Public Company determines in good faith that, solely as a result of the resolution of such dispute, the Intended Tax Treatment is no longer supportable under applicable Law, Public Company shall (x) deliver written notice of such determination to the Securityholder Representative within thirty (30) days after such dispute is resolved by the Accounting Firm, and (y) participate in good faith discussions with the Securityholder Representative to agree to a mutually acceptable solution that preserves the Intended Tax Treatment; provided that if Public Company and the Securityholder Representative are unable to agree on such solution within thirty (30) days after Public Company provides the notice in clause (x) above, then Public Company shall be entitled to take a position contrary to the Intended Tax Treatment on its Tax Returns and in any Tax audit or proceeding.

Article X.
SURVIVAL AND INDEMNIFICATION

10.1            Survival of Representations, Warranties and Agreements. The parties hereto hereby agree that (a) the representations and warranties of Public Company and the Merger Subs contained in this Agreement will terminate at the Initial Effective Time, (b) the representations and warranties of Merger Partner contained in this Agreement shall survive the Closing until the second (2nd) anniversary of the Closing Date, and (c) the covenants, obligations, and agreements in this Agreement shall survive the Closing in accordance with their respective terms and remain in full force and effect until such particular covenant, obligation, or agreement is fully performed or fulfilled as provided in this Agreement (each such date set forth in this Section 10.1, with respect to representations, warranties and covenants, being hereinafter referred to as an “Expiration Date”). No claim for a breach of representation, warranty or covenant may be brought by any party after the applicable Expiration Date; provided that if written notice of any claim for indemnification under this Article X has been properly and timely provided in accordance with this Agreement prior to the applicable Expiration Date, the indemnification claim shall survive until such claim is finally resolved.

10.2            Indemnification by Participating Securityholders. From and after the Closing, the Participating Securityholders shall, severally and not jointly, indemnify and hold harmless Public Company, its Affiliates, and their respective successors, assigns, officers, directors, and Representatives (each, a “Public Company Indemnified Party”) from and against, and be liable to the Public Company Indemnified Parties for, any and all Losses incurred, suffered or sustained by, or imposed upon, any Public Company Indemnified Party arising out of, based upon, related to or resulting from:

(a)            any breach or inaccuracy of any of the representations and warranties of Merger Partner set forth in Article III;

(b)            any breach of, or failure to comply with or perform, any covenant, obligation, or agreement of Merger Partner, its Affiliates or the Securityholder Representative contained in this Agreement; and

(c)            any matters arising out of any Action brought by any putative holder of Merger Partner Capital Stock and relating to a claim that (i) such Person is or was or should be a holder of Merger Partner Capital Stock or (ii) the Merger Partner Merger Shares, any Contingent Shares, any Milestone Payment or other amounts payable pursuant to this Agreement were not allocated or distributed in accordance with such Person’s purported Allocable Share, applicable Law, the Organizational Documents of Merger Partner or any other applicable Contracts (such matters, “Consideration Matters”).

10.3      Indemnification by Public Company. From and after the Closing, Public Company shall indemnify and hold harmless the Participating Securityholders (each, a “Merger Partner Indemnified Party”) from and against, and be liable to the Merger Partner Indemnified Parties for, any and all Losses incurred, suffered or sustained by, or imposed upon, any Merger Partner Indemnified Party arising out of, based upon, related to or resulting from any breach of, or failure to comply with or perform, any covenant, obligation, or agreement of Public Company contained in this Agreement.

10.4            Indemnification Claims.

(a)            For the avoidance of doubt, any claim by a Public Company Indemnified Party shall solely be made and administered by Public Company on behalf of the Public Company Indemnified Parties, and any claim by a Merger Partner Indemnified Party shall solely be made and administered by the Securityholder Representative on behalf of the Participating Securityholders (and any Merger Partner Indemnified Parties). Any Public Company Indemnified Party or Merger Partner Indemnified Party seeking indemnification under this Agreement (an “Indemnified Party”) with respect to any claim asserted against the Indemnified Party by a third party (“Third-Party Claim”) in respect of any matter that is subject to indemnification under Section 10.2 or Section 10.3, as applicable, shall (i) promptly notify Public Company or the Securityholder Representative (on behalf of the Participating Securityholders), as applicable (the “Indemnifying Party”), of the Third-Party Claim, and (ii) as promptly as practicable (and in any event within forty-five (45) days after receipt of notice of the commencement of such Third-Party Claim), transmit to the Indemnifying Party a written notice (a “Claim Notice”) describing in reasonable detail the nature of the Third-Party Claim together with copies of all material written evidence thereof and the amount or the Indemnified Party’s good faith estimate of any Losses expected to be incurred with respect thereto (if reasonably determinable). Notwithstanding the foregoing, the delay or failure to give the notice provided in, or in accordance with, this Section 10.4(a) will not relieve the Indemnifying Party of its obligations under this Article X, except to the extent such Indemnifying Party is actually materially prejudiced by such delay or failure.

(b)            The Indemnifying Party shall have the right to assume the defense of such Third-Party Claim (except in the case of an Excluded Matter) with counsel selected by the Indemnifying Party (and reasonably acceptable to the Indemnified Party) by providing written notice to the Indemnified Party within forty-five (45) days after the Indemnifying Party’s receipt of a Claim Notice that the Indemnifying Party elects to assume such defense. If the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnifying Party shall diligently pursue such defense and shall have the authority to negotiate, compromise and settle such Third-Party Claim; provided, however, that the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), agree to any settlement that (i) does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Indemnified Party of a full and unconditional release from all liability in respect of such Third-Party Claim, (ii) grants any injunctive or equitable relief against the Indemnified Party or any of its Affiliates, (iii) involves any finding or admission of any violation of Law or any wrongdoing by the Indemnified Party, (iv) involves any criminal liability of or the imposition of any criminal or quasi-criminal penalties against the Indemnified Party, or (v) imposes any obligations or restrictions on the conduct of the Indemnified Party or any of its Affiliates other than the payment of money damages that would be borne solely by the Indemnifying Party. The Indemnified Party may participate in, but not control, any defense or settlement of any Third-Party Claim controlled by the Indemnifying Party pursuant to this Section 10.4(b), and the Indemnified Party shall bear its own costs and expenses with respect to such participation unless, in the reasonable judgment of the Indemnified Party, there is a conflict of interest (including the availability to the Indemnified Party of one or more defenses that are not available to the Indemnifying Party) that would prevent the same counsel from representing both the Indemnified Party and the Indemnifying Party, in which case the Indemnified Party shall be entitled to retain one separate counsel, the reasonable costs and expenses of which shall be borne by the Indemnifying Party. Notwithstanding the foregoing, if a Third-Party Claim (A) seeks non-monetary relief which, if granted, could adversely affect the Indemnified Party or its Affiliates and that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be readily separated from any related claim for money damages (provided, that if such equitable relief or other relief portion of the Third-Party Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages), (B) involves a criminal proceeding, or (C) in the event that any Public Company Indemnified Party is the Indemnified Party, involves any matter that could reasonably be expected to have an adverse impact on Public Company’s business (each, an “Excluded Matter”), then, in each case, the Indemnified Party shall have the right to defend the applicable Third-Party Claim in accordance with Section 10.4(c) below. For purposes of this Section 10.4(b), if a Participating Securityholder is the Indemnifying Party or the Indemnified Party, such references shall be deemed to refer to the Securityholder Representative acting on behalf of the Participating Securityholders.

(c)            In the event of an Excluded Matter, or if the Indemnifying Party does not assume the defense of such Third-Party Claim pursuant to Section 10.4(b) within forty-five (45) days after receipt of any Claim Notice (or notifies the Indemnified Party within such time period that it elects not to assume the defense of such Third-Party Claim), or assumes such defense but thereafter fails to diligently pursue such defense, then, in each such instance, the Indemnified Party shall have the right to defend against the applicable Third-Party Claim and shall be reimbursed for its reasonable cost and expense (including reasonable attorneys’ fees) in regard to such Third-Party Claim with counsel selected by the Indemnified Party in all appropriate proceedings. In such circumstances, or in the case of an Excluded Matter, the Indemnified Party shall defend any such Third-Party Claim in good faith and have full control of such defense and proceedings; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third-Party Claim if indemnification is to be sought hereunder without the Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 10.4(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation. For purposes of this Section 10.4(c), if a Participating Securityholder is the Indemnifying Party or the Indemnified Party, such references shall be deemed to refer to the Securityholder Representative acting on behalf of the Participating Securityholders.

(d)            A claim for indemnification for any matter not involving a Third-Party Claim (a “Direct Claim”) shall be asserted by written notice (a “Direct Claim Notice”) to the applicable Indemnifying Party as promptly as practicable after the date on which the Indemnified Party becomes aware of facts giving rise to the Direct Claim, which notice shall describe in reasonable detail the nature of the Direct Claim and shall include, to the extent estimable, a reasonable estimate of the Losses expected to be incurred with respect thereto. Notwithstanding the foregoing, the delay or failure to give the notice provided in, or in accordance with, this Section 10.4(d) shall not relieve the Indemnifying Party of its obligations under this Article X, except to the extent such Indemnifying Party is actually materially prejudiced by such delay or failure. For purposes of this Section 10.4(d), if a Participating Securityholder is the Indemnifying Party or the Indemnified Party, such references shall be deemed to refer to the Securityholder Representative acting on behalf of the Participating Securityholders.

(e)            The Indemnifying Party shall notify the Indemnified Party within the thirty (30)-day period after its receipt of such Direct Claim Notice as to whether the Indemnifying Party disputes its liability to the Indemnified Party with respect to the Direct Claim described in the Direct Claim Notice (such notice of dispute, a “Direct Claim Dispute Notice”). If the Indemnifying Party does not timely deliver a Direct Claim Dispute Notice, the Indemnifying Party shall be deemed to have accepted and agreed to indemnify the Indemnified Party from and against the Direct Claim described in the Direct Claim Notice. If the Indemnifying Party has timely delivered a Direct Claim Dispute Notice, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution to such dispute. If the Indemnifying Party and the Indemnified Party cannot resolve such dispute within thirty (30) days after delivery of a Direct Claim Dispute Notice, such dispute shall be resolved in accordance with Sections 11.11 through 11.14. For purposes of this Section 10.4(e), if a Participating Securityholder is the Indemnifying Party or the Indemnified Party, such references shall be deemed to refer to the Securityholder Representative acting on behalf of the Participating Securityholders.

10.5            Limitations. Notwithstanding anything to the contrary herein:

(a)            Neither the Public Company Indemnified Parties nor the Merger Partner Indemnified Parties shall be entitled to any indemnification pursuant to Section 10.2 or Section 10.3, as applicable, (i) with respect to any Losses arising out of or resulting from any single matter or group of related matters that would otherwise be indemnifiable pursuant to Section 10.2 or Section 10.3 unless and until such Losses exceed an amount equal to Fifty Thousand Dollars ($50,000.00) (such Losses, the “De Minimis Threshold”); provided, however, that Losses not exceeding the De Minimis Threshold shall not be aggregated for purposes of calculating the Threshold; or (ii) unless and until the aggregate amount of all Losses (excluding Losses not exceeding the De Minimis Threshold) exceeds an amount equal to One Million Two Hundred Thousand Dollars ($1,200,000.00) (such amount, the “Threshold”), at which point the applicable Indemnified Party shall be entitled to recover all such indemnifiable Losses, subject to the other limitations set forth in this Article X;

(b)            Public Company’s aggregate Liability under Section 10.3 shall not exceed $5,000,000, subject to the exceptions in Section 10.6;

(c)            the Participating Securityholders’ aggregate Liability pursuant to Section 10.2 shall be limited to the Escrow Shares, except in the case of Fraud or the Consideration Matters. For purposes of determining the value of the shares of Public Company Common Stock under this Section 10.5, such Escrow Shares or other shares of Public Company Common Stock shall be valued at the volume weighted average closing trading price of a share of Public Company Common Stock at the 4:00 p.m., Eastern time, end of regular trading hours on the NYSE American for the twenty (20) consecutive trading days ending on the last trading day immediately prior to the date on which the applicable indemnification obligation is finally resolved;

(d)            no Indemnifying Party shall have any Liability for, and Losses will not include, any punitive Losses, except to the extent any such Losses are awarded and paid with respect to a Third-Party Claim;

(e)            the amount of any Loss for which an Indemnified Party is entitled to indemnification under this Article X shall be determined without duplication of recovery by reason of the same facts or circumstances giving rise to such Loss constituting a breach of more than one representation, warranty, covenant or agreement or otherwise giving rise to more than one indemnifiable matter;

(f)            to the extent required by applicable Law, each Indemnified Party shall, and shall cause its Affiliates (including, in the case of the Public Company Indemnified Parties, the Surviving Company and its Subsidiaries) to, use commercially reasonable efforts to mitigate any Losses indemnifiable under this Article X after becoming aware of any event that gives rise to, or could reasonably be expected to give rise to, any such Losses; and

(g)            the amount of any Losses subject to indemnification under Section 10.2 or Section 10.3 shall be calculated net of (i) any insurance proceeds and (ii) any indemnification payments from any third party, in each case, actually received by the Indemnified Party on account of such Losses (net of any applicable costs of recovery, including any resulting increase in insurance premiums attributable thereto). Each Indemnified Party shall use commercially reasonable efforts to seek recovery under all insurance policies covering any Loss; provided that the pursuit or receipt of any insurance recovery shall not be a condition or prerequisite to making a claim or recovering under the indemnities set forth in this Article X. If any Indemnified Party receives any insurance or other recovery with respect to any Loss for which such Indemnified Party has previously received an indemnification payment under this Article X, then such Indemnified Party shall, promptly (and in any event within five (5) Business Days) following receipt of such recovery, pay an amount equal to the lesser of (A) the amount of such recovery (net of all attorneys’ fees, expenses and other costs of recovery, including any applicable deductible and any resulting increase in insurance premiums attributable thereto) and (B) the amount of such indemnification payment, (x) in the case of a recovery by a Public Company Indemnified Party, to the Securityholder Representative for distribution to the Participating Securityholders in accordance with Section 2.2, or (y) in the case of a recovery by a Merger Partner Indemnified Party, to Public Company.

10.6            Exclusive Remedy. From and after the Closing, the sole and exclusive remedy for any and all claims, Losses or other matters arising out of, under, or related to this Agreement shall be the rights of indemnification set forth in this Article X, and no Person shall have any other entitlement, remedy, or recourse, whether in Contract, tort, strict liability, or otherwise. Notwithstanding the balance of this Section 10.6 or any other provision of this Agreement to the contrary (including, without limitation, any limitations on remedies, indemnification caps, deductibles, or exclusive remedy provisions contained herein): (a) in the event Public Company fails to timely pay or deliver the Contingent Shares, any Milestone Payments or the PRV Interest after such number of Contingent Shares or the amount to be paid, as the case may be, has been finally determined to be issuable or payable under this Agreement and (b) such failure (i) remains uncured for two (2) Business Days after Public Company’s receipt of written notice thereof from the Securityholder Representative and (ii) is not the result of a good faith dispute by Public Company as to the amount payable or number of Contingent Shares deliverable, or as to Public Company’s right to set off or withhold any amount, in each case, as permitted by this Agreement, the Securityholder Representative shall have the right to pursue any and all actions, remedies, or recourses available at law or in equity against Public Company to enforce such payment or delivery or to recover damages resulting from such failure. This Section 10.6 shall not operate to interfere with or impede the operation of the covenants contained in this Agreement that by their nature are required to be performed after the Closing, or with respect to a party’s right to seek equitable remedies (including specific performance or injunctive relief). Notwithstanding anything to the contrary herein, and for the avoidance of doubt, the procedures set forth in Section 9.4 shall not apply to the resolution of disputes related to Public Company’s failure to timely deliver Contingent Shares, pay Milestone Payments or pay PRV Interest after the number of Contingent Shares deliverable, Milestone Payment(s) due, or PRV Interest due, as the case may be, have been finally determined.

10.7            Determination of Losses. Notwithstanding anything to the contrary in this Agreement, from and after the Closing, for purposes of determining whether there has been a breach and the amount of any Losses suffered by an Indemnified Party that are the subject matter of a claim for indemnification hereunder, each representation, warranty, covenant, obligation, and agreement in this Agreement and any certificate or document delivered pursuant hereto shall be read without regard and without giving effect to the term(s) “material”, “Merger Partner Material Adverse Effect”, or other similar qualifications as to materiality, as if such words and surrounding related words (e.g., “reasonably be expected to”, and similar restrictions and qualifiers) were deleted from such representation, warranty, covenant, obligation, or agreement, except to the extent it qualifies an affirmative requirement to list specified items on the Merger Partner Disclosure Schedule or the Public Company Disclosure Schedule.

10.8            Right to Indemnification Not Affected by Knowledge. The right to indemnification and payment of Losses based on any breach of representations, warranties or covenants will not be affected by any investigation conducted, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation or warranty or covenant. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Losses, or other remedy based on such representations, warranties, covenants and obligations.

10.9            Deposit of Escrow Shares. At the Initial Effective Time, Public Company shall deposit with the Exchange Agent (in such capacity, the “Escrow Agent”), for the benefit of the Participating Securityholders, the Escrow Shares in the Escrow Account for release in accordance with Section 10.12.

10.10            Reduction of Escrow Shares. Subject to Section 10.11, any claim for which a Public Company Indemnified Party is entitled to indemnification pursuant to Section 10.2 shall be satisfied by release from the Escrow Account of a number of Escrow Shares equal in value (based on the Escrow Share Value determined as of the date of such release) to the amount of the Losses owed by the Participating Securityholders in respect of such claim, such release to occur within five (5) Business Days after the final determination of such Losses in accordance with Section 10.4. For purposes of this Agreement, “Escrow Share Value” means, as of any date of determination, the volume weighted average closing trading price of a share of Public Company Common Stock at the 4:00 p.m., Eastern time, end of regular trading hours on the NYSE American for the twenty (20) consecutive trading days ending on the last trading day immediately prior to such date of determination.

10.11            Set-Off Rights. Notwithstanding anything to the contrary in this Agreement, Public Company shall have the right to set off, retain, withhold, or otherwise reduce any Milestone Payment, Contingent Shares, PRV Interest, or any other amounts issuable or payable to the Participating Securityholders pursuant to this Agreement on account of any Losses to which a Public Company Indemnified Party is entitled in respect of the Consideration Matters or Fraud so long as (i) Public Company has obtained a final, non-appealable judgment of a court of competent jurisdiction related to the Loss, (ii) the Securityholder Representative has otherwise agreed in writing to the set-off, or (iii) such Loss is claimed in good faith by Public Company or any other Public Company Indemnified Party under this Agreement and such claim remains pending and unresolved as of the date any such payment would otherwise become payable under this Agreement, provided, that Public Company shall pay any remaining withheld amount (which is not set off against such Loss) to the Securityholder Representative for distribution to Participating Securityholders following the final resolution of such pending claim. For purposes of any set-off against Contingent Shares, each share of Public Company Common Stock shall be valued at the Public Company Post-Closing Price.

10.12            Release of Escrow Shares. On the fifth (5th) Business Day following the second (2nd) anniversary of the Closing Date, in the event that any Escrow Shares remain in the Escrow Account, Public Company shall prepare and deliver, or cause to be prepared and delivered, a written notice to the Exchange Agent instructing the Exchange Agent to release one hundred percent (100%) of the Escrow Shares then held in the Escrow Account and the identity of the Persons to whom the Escrow Shares shall be released; provided, however, that if any claim shall have been properly asserted by any Public Company Indemnified Party in accordance with this Agreement on or prior to the second (2nd) anniversary of the Closing Date and such claim remains pending (any such claim, a “Pending Claim”), (i) the Escrow Shares released to the Participating Securityholders shall be reduced by a number of Escrow Shares equal to the amount of any such Pending Claim divided by the Escrow Share Value and (ii) the Escrow Shares retained on account of any such Pending Claim(s) shall be released to the Participating Securityholders promptly upon resolution or (if applicable) satisfaction of such Pending Claim.

10.13            Equitable Adjustments to Escrow Shares. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to Public Company Common Stock or Public Company Preferred Stock occurring after the Initial Effective Time, all references herein to specified numbers of Escrow Shares, and all calculations provided for that are based upon numbers of shares of any class or series (or prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

10.14            Merger Partner Merger Share Adjustment. Any amounts payable under Section 10.2 or Section 10.3 shall constitute an adjustment to the number of Merger Partner Merger Shares for Tax reporting purposes and all other purposes to the fullest extent permitted by applicable Law.

Article XI.
MISCELLANEOUS

11.1            Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three (3) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, (iii) on the date transmitted by e-mail (provided that no “bounce back” or similar message of non-delivery is received with respect thereto), or (iv) on the date personally delivered to an authorized officer of the party to which sent, in each case, to the intended recipient as set forth below:

(a)            if to Public Company or any Merger Sub, to:

Pelthos Therapeutics Inc.
4020 Stirrup Creek Drive, Suite 110

Durham, NC 27703

Attention: Chief Executive Officer; Chief Financial Officer

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020
Attention: Leah Sauter; Kyle Adams

Email: [***]; [***]

(b)            if to Merger Partner, to:

Castle Creek Biosciences, Inc.

330 N. Wabash Ave Suite 3500

Chicago, IL 60611

Attention: Chief Executive Officer

Email: [***]

with a copy (which shall not constitute notice) to:

Castle Creek Biosciences, Inc.

330 N. Wabash Ave Suite 3500

Chicago, IL 60611

Attention: Jude M. Sullivan

Email: [***]

and

Bradley Arant Boult Cummings LLP

1445 Ross Avenue Suite 3600

Dallas, TX 75202

Attention: Gregory Hidalgo

E-mail: [***]

(c)            if to Securityholder Representative:

Paragon Biosciences, LLC

330 N. Wabash Avenue, Suite 3500
Chicago Illinois 60611

Attention: Patrick J. Morris

E-mail: [***]

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended (provided a transmission by e-mail shall be deemed to be received if the sender transmits the e-mail to the correct address set forth above and no “bounce back” or similar message of non-delivery is received with respect thereto). Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner set forth in this Section 11.1.

11.2            Entire Agreement. This Agreement (including the Schedules, Annexes and Exhibits hereto and the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof and the parties hereto expressly disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in this Agreement. Notwithstanding the foregoing, (a) the Confidentiality Agreement shall remain in effect in accordance with its terms and (b) the Public Company Disclosure Schedule and the Merger Partner Disclosure Schedule shall not, pursuant to Section 268(b) of the DGCL, be deemed part of this Agreement for purposes of any provision of the DGCL, but shall have the effects provided in this Agreement.

11.3            Amendment. Subject to applicable Law and Section 6.8(e) (D&O Indemnification), this Agreement may be amended with the approval of the Public Company Board and the Merger Partner Board, at any time prior to the Initial Effective Time (whether before or after obtaining the Public Company Written Consent or the Merger Partner Written Consent); provided, however, that after the Public Company Written Consent or the Merger Partner Written Consent has been obtained, no amendment to this Agreement may be made without the further approval of the stockholders of Public Company or Merger Partner, as applicable, if such further approval is required by Law. This Agreement may not be amended except by an instrument in writing signed (a) prior to the Initial Effective Time, on behalf of each of Public Company and Merger Partner, and (b) from and after the Initial Effective Time, on behalf of each of Public Company and the Securityholder Representative.

11.4            Extension; Waiver. Public Company may (a) extend the time for the performance of any of the obligations or other acts of Merger Partner set forth herein, (b) waive any inaccuracies in the representations and warranties of Merger Partner set forth herein or (c) waive compliance by Merger Partner with any of the agreements or conditions set forth herein. Merger Partner may (i) extend the time for the performance of any of the obligations or other acts of Public Company or any of its Subsidiaries set forth herein, (ii) waive any inaccuracies in the representations and warranties of Public Company or any of its Subsidiaries set forth herein or (iii) waive compliance by Public Company or any of its Subsidiaries with any of the agreements or conditions set forth herein. From and after the Initial Effective Time, the Securityholder Representative shall exercise the rights of Merger Partner under clauses (i) through (iii) above. Any agreement on the part of any such party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of such rights.

11.5            Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.1, an amendment, modification or supplement of this Agreement pursuant to Section 11.3 or an extension or waiver of this Agreement pursuant to Section 11.4 shall, in order to be effective, require action by the respective boards of directors of the applicable parties (including pursuant to any delegation of authority by the respective boards of directors); provided, that from and after the Initial Effective Time, no action by any board of directors shall be required in respect of any amendment, extension or waiver effected by the Securityholder Representative pursuant to Section 11.3 or Section 11.4.

11.6            Assignment. Other than as set forth in Section 9.7, no party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of Law or otherwise without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 11.6 is void.

11.7            Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

11.8            Changes of Control; Successor Assumption Covenant.

(a)            Following the Closing and until all Article IX Obligations have been satisfied in full, if a Change of Control occurs, in each case, which does not result, directly or indirectly, in an assumption by a Qualified Acquiror of Public Company’s obligations pursuant to this Agreement as a matter of Law or by operation of law, Public Company shall, as a condition precedent to the consummation thereof, cause the Qualified Acquiror to assume in writing the obligations under Article IX and this Section 11.8 on substantially the same terms as set forth herein. If the Qualified Acquiror does not have any class of equity securities that are listed on any of the New York Stock Exchange, Nasdaq Stock Market, NYSE American or another national or international securities exchange, Public Company shall instead cause the Qualified Acquiror to assume the obligations under Section 9.2 in a manner that requires the Qualified Acquiror, upon the Contingent Shares becoming issuable pursuant to Section 9.2, to pay to the Participating Securityholders cash in lieu of any portion of the Contingent Consideration Equivalent which is payable in any form other than cash. Such cash portion shall be determined by multiplying (x) the number of Contingent Shares that would have been issuable had FDA Approval been received by Public Company immediately prior to the consummation of such Change of Control, by (y) the price per share of Public Company Common Stock implied by the purchase price in the Change of Control transaction. Notwithstanding any other provision of this Section 11.8 or this Agreement, (i) Public Company shall not consummate a Change of Control unless the COC Acquiror is a Qualified Acquiror and (ii) Public Company shall not enter into any agreement which will result in a Change of Control without the consent of the Securityholder Representative (not to be unreasonably withheld, conditioned or delayed) if, solely as a result of such transaction, the qualification of the Mergers for the Intended Tax Treatment is adversely affected; provided, however, that the consent of the Securityholder Representative shall not be required if (A) immediately prior to the consummation of such Change of Control transaction, Public Company is no longer bound by the Intended Tax Treatment pursuant to Section 1.8(a) or Section 9.8(e), or (B) pursuant to such Change of Control, the Participating Securityholders receive cash in lieu of all payments to be made pursuant to Article IX which are otherwise payable in any form other than cash.

(b)            Treatment of Escrow Shares in Change of Control. Upon consummation of any Change of Control occurring prior to the release of all Escrow Shares pursuant to Section 10.12:

(i)            all Escrow Shares then remaining in the Escrow Account shall automatically convert into the right to receive, upon release pursuant to Section 10.12, consideration of the same type and in the same amount per share as the Contingent Consideration Equivalent payable to holders of Public Company Common Stock in such Change of Control (such converted consideration, the “Escrow COC Consideration”);

(ii)            any Escrow Shares retained on account of a Pending Claim at the time of such Change of Control shall be converted to the Escrow COC Consideration and continue to be held by the Escrow Agent (or such successor escrow agent as may be designated in connection with such Change of Control) pending resolution of such Pending Claim, and upon final resolution or satisfaction thereof, any remaining Escrow COC Consideration attributable to such Pending Claim shall be released to the Participating Securityholders in accordance with their respective Allocable Shares; and

(iii)            in connection with any Change of Control, the Qualified Acquiror shall deposit with the Escrow Agent (or any successor escrow agent) cash or other consideration in an amount sufficient to satisfy all of Public Company’s then-outstanding obligations with respect to Escrow Shares under Section 10.10.

(c)            Public Company shall deliver written notice to the Securityholder Representative not less than ten (10) Business Days prior to the consummation of any Change of Control, which notice shall (i) identify the COC Acquiror, (ii) state the basis on which the COC Acquiror constitutes a Qualified Acquiror and (iii) state whether the obligations under Article IX and this Section 11.8 will be assumed by the COC Acquiror by operation of Law or pursuant to a written assumption agreement; provided, that if a proxy statement or information statement that includes the information in clauses (i) and (ii) above is provided to the stockholders of Public Company in connection with such Change of Control, the delivery by Public Company to the Securityholder Representative of an electronic copy of such proxy statement or information statement not less than ten (10) Business Days prior to the consummation of such Change of Control shall satisfy all written notice requirements set forth in this sentence. If such obligations are to be assumed pursuant to a written assumption agreement, Public Company shall deliver a draft thereof to the Securityholder Representative not less than five (5) Business Days prior to execution and shall consider in good faith any comments reasonably provided by the Securityholder Representative. Public Company shall deliver to the Securityholder Representative a copy of any such executed assumption agreement, and evidence of any deposit required by Section 11.8(b)(iii), promptly following execution or deposit, as applicable. The Securityholder Representative shall be an express third-party beneficiary of each such assumption agreement, entitled to enforce the obligations assumed thereunder directly against the COC Acquiror.

11.9            Counterparts and Signature. This Agreement and any signed agreement or instrument entered into in connection with this Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. To the extent signed and delivered by means of a facsimile machine, by email delivery of a “.pdf” or “.jpg” format data file or by any electronic signature complying with the U.S. federal ESIGN Act of 2000, this Agreement shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine, email delivery of a “.pdf” or “.jpg” format data file or electronic signature complying with the U.S. federal ESIGN Act of 2000 to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine, email delivery of a “.pdf” or “.jpg” format data file or by any electronic signature complying with the U.S. federal ESIGN Act of 2000 as a defense to the formation of a contract and each party hereto forever waives any such defense.

11.10            Interpretation. When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. The Exhibits and Annexes attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth herein. The table of contents, table of defined terms and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise, and any definition of or reference to any Law shall be construed as referring to such Law as amended, supplemented, modified or replaced from time to time. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, (i) the word “extent” in the phrase “to the extent” means the degree, if any, to which a subject or thing extends, and such phrase shall not mean simply “if,” (ii) except when used together with the word “either” or otherwise for the purpose of identifying mutually exclusive alternatives, the word “or” shall have the inclusive meaning represented by the phrase “and/or,” and (iii) where this Agreement states that a party “shall,” “will” or “must” perform in some manner (or refrain from taking some action), it means that such party is legally obligated to do so under this Agreement. All references in this Agreement to “days” shall be deemed to refer to calendar days unless Business Days are specified. References to “dollars,” “Dollars” and “$” shall be references to United States Dollars. Any definition of or reference to any contract or agreement shall be construed as referring to such contract or agreement as from time to time amended, restated, supplemented or otherwise modified in accordance with its terms (subject to any restrictions on such amendments set forth herein). Any definition of or reference to any Person shall be construed to include such Person’s predecessors-in-interest, successors and permitted assigns (subject to any restrictions on assignment set forth herein). As used in this Agreement, the phrase “date hereof” or “date of this Agreement” shall refer to the date set forth in the preamble to this Agreement. Where this Agreement refers to information that was “made available”, that means that such information was either (i) provided directly to Public Company or Merger Partner, as applicable, by the other party, with confirmation of receipt, (ii) included in the virtual data rooms established by Public Company and Merger Partner created for the purposes of providing information to the other party in connection with this Agreement at least one (1) Business Day prior to the execution and delivery of this Agreement or (iii) solely with respect to information made available by Public Company, filed with and publicly available on the SEC’s EDGAR at least one (1) Business Day prior to the date of this Agreement. When used in this Agreement, “Person” shall mean any natural person, corporation, exempted company, limited liability company, partnership, exempted limited partnership, association, joint venture, trust, or other entity or business association. The parties are each represented by legal counsel and have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. No amount shall be counted, in whole or in part (whether as an increase or reduction), more than once in the calculation of the Merger Partner Merger Shares, Contingent Shares, Milestone Payments, or any other component of merger consideration (including such that no amount included in the calculation of one component shall also be included in the calculation of any other component).

11.11            Governing Law. This Agreement and all matters, claims, counterclaims, or causes of action (whether in contract, tort, statute, or otherwise) arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement), or the actions of any party in the negotiation, administration, performance, or enforcement of this Agreement (collectively, “Relevant Matters”) shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the State of Delaware. For the avoidance of doubt, all matters relating to the internal affairs of Public Company (including the fiduciary duties of its directors and officers) shall be governed by the internal Laws of the State of Nevada without giving effect to any choice or conflict of Law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the State of Nevada.

11.12            Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof or were otherwise breached and that each party shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the provisions of this Agreement (without any requirement to post any bond or other security in connection with seeking such relief), in addition to any other remedy at Law or equity.

11.13            Submission to Jurisdiction. Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a state or federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to any Relevant Matter, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any action or proceeding arising out of or relating to any Relevant Matter in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 11.1. Nothing in this Section 11.13, however, shall affect the right of any party to serve legal process in any other manner permitted by Law.

11.14            WAIVER OF JURY TRIAL. EACH OF PUBLIC COMPANY, THE MERGER SUBS, THE SECURITYHOLDER REPRESENTATIVE AND MERGER PARTNER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY RELEVANT MATTER. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE OTHER PARTY HERETO WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.14.

11.15            No Third-Party Beneficiaries

. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than Merger Partner, Public Company, Merger Sub, Merger Sub II and the Persons specified in Section 6.8, Section 6.17, Article X and Section 11.8(c)) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

11.16            Disclosure Schedule. The information contained in each of the Merger Partner Disclosure Schedule and the Public Company Disclosure Schedule (each, a “Disclosure Schedule”) constitutes exceptions and listings to the representations and warranties of the parties hereto set forth herein, and shall be deemed to qualify such representations and warranties for all purposes. Any capitalized terms used in a Disclosure Schedule shall have the meanings set forth in this Agreement. Any sections of a Disclosure Schedule that are marked “None” indicate that the applicable party has no exceptions with regard to such representations and warranties. To the extent a statement of fact or the occurrence of any event is described in a Disclosure Schedule for purposes of qualifying a representation, warranty, or covenant, the existence of such a state of facts or the occurrence of such event shall not be deemed by any third party to constitute a breach of such representation, warranty, or covenant. Nothing in a Disclosure Schedule shall constitute an admission of any liability or obligation of any party hereto to any third party, or an admission to any third party against the interests of any party hereto. Each Disclosure Schedule is qualified by reference to specific provisions of this Agreement. Headings have been inserted in the Disclosure Schedules for convenience of reference only and shall not have the effect of amending or changing the express description of the sections as set forth in this Agreement. Each Disclosure Schedule has been arranged in sections corresponding to those set forth in this Agreement, as applicable, and the disclosure in any section shall qualify only (i) the corresponding section of this Agreement and (ii) the other sections of this Agreement, to the extent that the relevance of such item to such representations and warranties is reasonably apparent on the face of such disclosure, notwithstanding the presence or absence of a cross reference thereto. The inclusion of any information in a Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Merger Partner Material Adverse Effect or a Public Company Material Adverse Effect, as applicable, or is outside the Ordinary Course of Business.

11.17            Securityholder Representative.

(a)            The Participating Securityholders, by the adoption of this Agreement and acceptance of consideration under this Agreement, shall be deemed to have designated the Securityholder Representative as the representative, exclusive agent and true and lawful attorney-in-fact of the Participating Securityholders, effective as of the Closing.

(b)            The Securityholder Representative may resign at any time. In the event that the Securityholder Representative becomes unable to perform its responsibilities hereunder or resigns from such position, the Participating Securityholders who hold at least a majority-in-interest of the Allocable Share at such time shall be authorized to and shall select another representative to fill such vacancy and such substituted representative shall be deemed to be the Securityholder Representative for all purposes of this Agreement and the documents delivered pursuant hereto.

(c)            By their adoption of this Agreement and acceptance of consideration under this Agreement, the Participating Securityholders shall be deemed to have agreed that:

(i)            the Securityholder Representative shall be appointed and constitute the true and lawful attorney-in-fact of each Participating Securityholder with full power in his, her or its name and on his, her or its behalf to (A) act according to the terms of this Agreement, (B) execute, deliver, acknowledge, certify and file on behalf of the Participating Securityholders any and all documents that the Securityholder Representative may, in its sole discretion, determine to be necessary, desirable or appropriate, (C) give and receive notices and other communications relating to this Agreement and the transactions contemplated hereby on behalf of the Participating Securityholders, (D) interpret the terms and provisions of this Agreement and any documents to be executed and delivered by Merger Partner or the Participating Securityholders in connection herewith, (E) amend, modify or supplement this Agreement or any of the instruments to be delivered to Public Company pursuant to this Agreement, (F) give or agree to, on behalf of all or any of the Participating Securityholders, any and all consents or modifications deemed by the Securityholder Representative, in its sole and absolute discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith, (G) take or refrain from taking any actions (whether by negotiation, settlement, litigation or otherwise) on behalf of the Participating Securityholders to resolve or settle all matters and disputes arising out of or related to this Agreement and the transactions contemplated hereby, including any matters contemplated by Article X and allocating any Losses related to Consideration Matters or Fraud to the Participating Securityholder(s) responsible for such Losses, and (H) in general, do all things and perform all acts deemed advisable in connection with this Agreement;

(ii)            Public Company and its Affiliates shall be entitled to rely conclusively on the instructions, interpretations and decisions given or made by the Securityholder Representative as to any of the matters in this Agreement, and no party shall have any cause of action against Public Company or any of its Affiliates for any action taken by Public Company in reliance upon any such instructions or decisions;

(iii)            all actions, decisions and instructions of the Securityholder Representative under this Agreement shall be conclusive and binding upon each of the Participating Securityholders and such Participating Securityholder’s successors as if expressly confirmed and ratified in writing by such Participating Securityholder, and all defenses which may be available to any Participating Securityholder to contest, negate or disaffirm the action of the Securityholder Representative taken in good faith under this Agreement are waived; and

(iv)            the provisions of this Section 11.17, including the powers, immunities and rights to indemnification granted to the Securityholder Representative hereunder: (A) are independent and severable, are irrevocable and coupled with an interest and shall be binding on any successor to any Participating Securityholder, and shall survive the death, incompetence, bankruptcy, merger, change of control or liquidation of any Participating Securityholder, and (B) shall survive the delivery of an assignment by any Participating Securityholder of the whole or any fraction of his, her or its interest in any amounts payable hereunder.

(d)            Neither the Securityholder Representative nor its members, managers, directors, officers, contractors, agents and employees (collectively, the “Securityholder Representative Group”), shall be liable to any Participating Securityholder for any action or failure to act in connection with the acceptance or administration of the Securityholder Representative’s responsibilities hereunder, unless and only to the extent such action or failure to act constitutes fraud, bad faith, gross negligence or willful misconduct on the part of the Securityholder Representative as determined in a final and non-appealable judgment of a court of competent jurisdiction. The Securityholder Representative may seek the advice of legal counsel in the event of any dispute or question as to the construction of any of the provisions of this Agreement or its duties or rights hereunder, and it shall incur no liability in its capacity as the Securityholder Representative to any Participating Securityholder and shall be fully protected with respect to any action taken, omitted or suffered by it in good faith in accordance with the advice of such counsel. The Securityholder Representative shall not by reason of this Agreement have a fiduciary relationship in respect of any Participating Securityholder. The Participating Securityholders shall indemnify, defend and hold harmless the Securityholder Representative Group from and against any and all losses, liabilities, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals), judgments, fines, and amounts paid in settlement incurred without bad faith, gross negligence, or willful misconduct on the part of the Securityholder Representative and arising out of or in connection with the acceptance or administration of its duties hereunder. The Participating Securityholders acknowledge that the Securityholder Representative shall not be required to expend or risk its own funds or otherwise incur any financial Liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement or the transactions contemplated hereby and the Participating Securityholders shall be held severally liable for expenses incurred by the Securityholder Representative as a result of the performance of its responsibilities hereunder. The immunities and rights to indemnification shall survive the resignation or removal of the Securityholder Representative and the Closing and/or any termination of this Agreement.

(e)            The Securityholder Representative is hereby authorized to establish an account for the purposes of holding the Reserve Amount (the “Reserve Account”) and the Securityholder Representative shall use the Reserve Amount in its sole discretion to pay any fees, costs, expenses or other obligations incurred by the Securityholder Representative acting in its capacity as such. Following the termination of all duties of the Securityholder Representative, the Securityholder Representative shall transfer any remaining funds held in the Reserve Account to Public Company.

11.18       Certain Defined Terms. For purposes of this Agreement:

(a)            “Acquisition Inquiry” means, with respect to Merger Partner or Public Company, as applicable, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Merger Partner, on the one hand, or Public Company, on the other hand, to the other party) that would reasonably be expected to lead to an Acquisition Proposal, other than, as applicable, with respect to the Concurrent Financing or the Bridge Financing.

(b)            “Acquisition Proposal” means, with respect to Public Company or Merger Partner, (i) any inquiry, proposal or offer for a merger, consolidation, dissolution, sale of substantial assets, recapitalization, share exchange, tender offer or other business combination involving such party and its Subsidiaries (other than mergers, consolidations, recapitalizations, share exchanges or other business combinations involving solely such party and/or one or more Subsidiaries of such party), (ii) any proposal for the issuance by such party of 15% or more of its equity securities or (iii) any proposal or offer to acquire in any manner, directly or indirectly, 15% or more of the equity securities or consolidated total assets of such party and its Subsidiaries, in each case other than the transactions contemplated by this Agreement; provided, however, that no inquiry, proposal, or offer received pursuant to the terms of the Concurrent Financing or the Bridge Financing shall be an Acquisition Proposal.

(c)            “Action” means any suit, litigation, arbitration, claim, cross-claim, counterclaim, complaint, charge, demand, mediation, audit, hearing, investigation, action, or proceeding, in each case, whether legal, administrative or arbitral.

(d)            “A.G.P. Warrants” means the warrants to purchase up to 5,500 shares of Public Company Common Stock, issued by Public Company to A.G.P./Alliance Global Partners pursuant to that certain underwriting agreement, dated February 15, 2024, as amended by that certain Letter Agreement, dated February 16, 2024.

(e)            “Allocable Share” means, for each share of Merger Partner Capital Stock, the number of shares of Public Company Common Stock issuable or to be released from escrow or amount payable for such share as determined in accordance with the terms of the certificate of incorporation of Merger Partner for a Deemed Liquidation Event (as defined in the certificate of incorporation of Merger Partner). Without limiting the generality of the foregoing, following the Closing at such time as any Contingent Shares, Escrow Shares, Milestone Payments or PRV Interest are to be issued, released or paid to the Participating Securityholders, the Allocable Share for each share of Merger Partner Capital Stock shall be determined, taking into consideration on a cumulative basis the combined amount of the applicable Contingent Shares or Escrow Shares then to be issued or released or the Milestone Payment or PRV Interest then to be paid, and all shares of Public Company Common Stock, Milestone Payments or PRV Interest previously issued, released or paid in accordance with this Agreement. The term “Allocable Share” when used in reference to the Allocable Share of any Participating Securityholder shall mean the aggregate Allocable Share of all equity interests of Merger Partner held by such Participating Securityholder as to which such Participating Securityholder has received shares of Public Company Common Stock or any portion of Milestone Payments or PRV Interest in accordance with Section 2.1. All references in this definition to the certificate of incorporation of Merger Partner refer to Merger Partner’s certificate of incorporation in effect as of immediately prior to the Initial Effective Time.

(f)             “Biologics License Application” means an application submitted to the FDA seeking approval of a biologic pursuant to 21 U.S.C. § 262 and 21 C.F.R. Part 601.

(g)            “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banking institutions in New York, New York are required or permitted by Law to be closed or other day on which the Delaware Secretary of State is closed.

(h)            “Change of Control” means any of the following, in each case whether effected in a single transaction or a series of related transactions: (a) any merger, consolidation, share exchange, recapitalization, or reorganization involving Public Company in which the holders of voting securities of Public Company (or any entity of which Public Company is a direct or indirect wholly owned Subsidiary) immediately prior to such transaction cease to hold, immediately following such transaction, more than fifty percent (50%) of the voting power of the surviving or resulting entity (or its direct or indirect parent entity); (b) any Person or group (as defined under Section 13(d) of the Exchange Act) acquires beneficial ownership (as defined under Rule 13d-3 thereunder) of more than fifty percent (50%) of the then-outstanding voting securities of Public Company; (c) any Disposition of all or substantially all of the consolidated assets of Public Company to any third party not affiliated with Public Company; or (d) any Disposition by Public Company or any of its Subsidiaries of all or substantially all of the Product Rights to any third party not affiliated with Public Company, including by way of an exclusive license (whether or not title thereto is retained); provided that neither the Mergers nor any other transaction expressly contemplated by this Agreement shall constitute a “Change of Control”.

(i)             “Clinical Milestone” means the Topline Analysis following Completion of the Phase 3 Trial showing (a) a statistically significant difference in favor of D-Fi on the Primary Endpoint; (b) D-Fi demonstrating either at least 60% Complete Wound Closure as of the Primary Endpoint Measurement Time(s) or at least a 39% treatment difference between the treated and control wounds as of the Primary Endpoint Measurement Time(s); and (c) that D-Fi achieved a safety and tolerability profile that is no worse than the previous D-Fi clinical studies or had no material negative safety observations that call into question the approvability of the D-Fi program.

(j)             “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(k)            “COC Acquiror” means, with respect to any Change of Control, the Person (including, if applicable, the surviving or resulting entity in a merger, consolidation, or reorganization, or the beneficial owner in an open-market acquisition of voting securities) that, immediately following the consummation of such Change of Control, (a) controls Public Company or the Surviving Company, as applicable, or (b) directly or indirectly acquires all or substantially all of the consolidated assets of Public Company.

(l)            “Code” means the Internal Revenue Code of 1986, as amended.

(m)          “Commercially Reasonable Efforts” means with respect to the efforts to be expended, or considerations to be undertaken, by Public Company and the Surviving Company with respect to the matters set forth in Section 9.5(a), reasonable, good faith efforts to accomplish such objective, activity or decision as Public Company would use to accomplish a similar objective, undertake a similar activity or make a similar decision under similar circumstances in the ordinary course of its business, it being understood and agreed that with respect to the research, study, development, formulation, processing, engineering, manufacture, testing, seeking and obtaining Regulatory Approval, or commercialization, of the Covered Product, on a country-by-country basis, Public Company and the Surviving Company may take into account the following factors, in each case based on conditions then prevailing: (a) issues of efficacy, safety, and expected and actual approved labeling, (b) the expected and actual competitiveness of alternative products sold by third parties in the marketplace, (c) the expected and actual product profile of the Covered Product, (d) the expected and actual patent and other proprietary position of the Covered Product, (e) the likelihood of Regulatory Approval and/or pricing approval or pricing restrictions of the Covered Product, given the regulatory structure involved, including regulatory or data exclusivity, and (f) the expected and actual probability of the return on investment in the Covered Product.

(n)            “Company Products” means the products and services currently being, or contemplated to be, sold or distributed by Merger Partner or the Merger Partner Subsidiary.

(o)            “Complete Wound Closure” means complete (100%) wound closure defined as skin re-epithelialization without drainage.

(p)            “Completion” means completion of the last patient last visit to enable analysis of the Primary Endpoint of the Phase 3 Trial in accordance with the prespecified protocol and statistical analysis plan.

(q)            “Contingent Expenses” means any amount required to be paid after Closing to any agent, broker, investment banker, financial advisor or other firm or Person who is or shall be entitled, as a result of any action, agreement or commitment of Merger Partner, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with obtaining FDA Approval or achieving any Milestone.

(r)            “Contingent Shares” means:

(i)            prior to the consummation of any Change of Control following the Closing, a number of shares of Public Company Common Stock equal to the product of (A) (x) Five Million Eight Hundred Thousand (5,800,000) shares of Public Company Common Stock minus (y) a number of shares of Public Company Common Stock equal to the quotient of (I) the amount of Contingent Expenses, divided by (II) the Public Company Post-Closing Price, multiplied by (B) the excess (if any) of (x) one minus (y) the product of (I) the total number of complete calendar quarters elapsed after March 31, 2031 and on or before the Approval Date and (II) 0.05 (such product, as adjusted pursuant to Section 9.2(e), the “Base Contingent Share Number”); and

(ii)           upon and following any Change of Control (each, a “COC Event”), in lieu of the shares of Public Company Common Stock otherwise issuable pursuant to clause (i) of this definition, consideration of the same type and in the same amount per share as the consideration paid to holders of Public Company Common Stock in such COC Event (the “Contingent Consideration Equivalent”), applied to the Base Contingent Share Number as adjusted through the date of such COC Event pursuant to Section 11.8, and adjusted thereafter to reflect any further reorganization, recapitalization, or similar transaction affecting such consideration so as to preserve the economic benefit intended to be delivered to the Participating Securityholders;

it being the intent of the parties that “Contingent Shares” shall at all times represent the consideration that holders of the Base Contingent Share Number of Public Company Common Stock would be entitled to receive in any COC Event, whether in the form of cash, securities, property, or any combination thereof, and that such obligations shall survive and bind each COC Acquiror and its successors regardless of the number of Changes of Control that may occur.

(s)            “Contract” means, with respect to any Person, any written, oral or other agreement, contract, subcontract, lease (whether for real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, license, sublicense, covenant not to sue, insurance policy, benefit plan or commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound under applicable Law.

(t)            “Covered Product” means any product or therapy, including any investigational product or therapy, that constitutes, incorporates, comprises or contains either (a) D-Fi and/or (b) any related, improved, successor, replacement, derivative and/or variation of D-Fi, in each case for use in the Territory in all forms, presentations, formulations, which, for the avoidance of doubt, includes any topical formulation, and dosage forms, irrespective of whether such products or therapies are authorized for marketing in the Territory under a single Regulatory Approval or multiple Regulatory Approvals or whether such products or therapies are formulated as of the date hereof.

(u)            “D-Fi” means Merger Partner’s autologous human fibroblast cell-based gene therapy genetically modified to express COL7 for the prevention and treatment of epidermolysis bullosa and/or dystrophic epidermolysis bullosa, also known as FCX-007 (dabocemagene autoficel).

(v)            “D-Fi Net Sales” means with respect to the Covered Product for any Reporting Period or TTM Period, as applicable, the gross amount invoiced, billed or otherwise recorded for sales of the Covered Product anywhere in the Territory during such period by or on behalf of Public Company, its Affiliates, any Distributor, or any Licensee of Public Company or any of its Affiliates (each of the foregoing Persons, for purposes of this definition, shall be considered a “Related Party”) to a third party in an arms-length transaction less the following amounts, accrued in accordance with GAAP (applied consistently with the policies, conventions, methodologies and procedures used by Public Company to prepare its financial statements for purposes of its public reporting obligations under the Exchange Act); provided that any given amount may be taken as a permitted deduction only once:

(i)            reasonable and customary rebates, chargebacks, quantity, trade and similar discounts, credits and allowances and other price reductions reasonably granted, allowed, incurred or paid in so far as they are applied to sales of the Covered Product;

(ii)            discounts (including cash, quantity, trade, governmental, and similar discounts), coupons, retroactive price reductions, charge back payments and rebates granted to managed care organizations or to federal, state and local governments, or to their agencies (including payments made under the new “Medicare Part D Coverage Gap Discount Program” specific to the Covered Product), in each case, as applied to sales of the Covered Product and actually given to customers;

(iii)            reasonable and customary credits, adjustments, and allowances, including those granted on account of price adjustments, billing errors, and damage, Covered Product otherwise not in saleable condition, and rejection, return or recall of a Covered Product;

(iv)            reasonable and customary freight and insurance costs incurred with respect to the shipment of a Covered Product to customers, in each case if charged separately and invoiced to the customer;

(v)            sales, use, value added and excise taxes, customs duties, surcharges and other similar governmental charges incurred in connection with the exportation or importation of a Covered Product, in each case if charged separately and invoiced to the customer; and

(vi)            co-pay assistance or other financial support provided to patients, including discounts, reimbursements, or subsidies directly applied to offset the patient’s out-of-pocket costs, but excluding the fees paid to administer such programs.

For clarity, “D-Fi Net Sales” shall include (i) sales or dispositions for charitable, promotional, pre-clinical, clinical, regulatory, compassionate use, named patient use or indigent or other similar programs for which Public Company or its successors or assignees receives payment or books an accounts receivable charge, (ii) any amounts or other consideration including milestone payments, upfront payments, or payments in kind received from a Related Party, Licensee, Distributor, or non-Related Party in consideration of the grant of a (sub)license or co-promotion or distribution right to such Related Party, Licensee, Distributor or non-Related Party and (iii) any compensation, milestone, up front payment, payment in kind, or revenue interest for sales, marketing, co-promotion or promotion rights worldwide or pursuant to an Out-License.

“D-Fi Net Sales” shall not include (i) reasonable quantities of Covered Product used as samples, and Covered Product used in the development of Covered Product, or (ii) sales or dispositions between any of the Related Parties (unless a Related Party is the final end-user of such Covered Product), but will include subsequent sales or dispositions of Covered Product to a non-Related Party.

With respect to sales of a Covered Product invoiced in U.S. dollars, D-Fi Net Sales shall be determined in U.S. dollars. With respect to sales of a Covered Product invoiced in a currency other than U.S. dollars, D-Fi Net Sales shall be determined by converting the currencies at which the sales are made into U.S. dollars, at rates of exchange determined in a manner consistent with Public Company’s or a Licensee’s, as applicable, method for calculating rates of exchange in the preparation of Public Company’s or such Licensee’s annual financial statements in accordance with GAAP (applied consistently with the policies, conventions, methodologies and procedures used by Public Company to prepare its financial statements for purposes of its public reporting obligations under the Exchange Act).

(w)         “Disposition” means, with respect to any Person, directly or indirectly, the sale, assignment, conveyance, transfer, license, sublicense or other disposition (whether in a single transaction or a series of related transactions) (including by way of a sale and leaseback transaction) of property or assets by such Person.

(x)           “Distributor” means a third party that (a) purchases or has the option to purchase the Covered Product in finished form from or at the direction of Public Company or any of its Affiliates, (b) has the right, option or obligation to distribute, market and sell such Covered Product (with or without packaging rights) in one or more jurisdictions in the Territory, and (c) does not otherwise make any royalty, milestone, profit share or other similar payment to Public Company or its Affiliate based on such third party’s sale of the Covered Product. The term “packaging rights” in this definition means the right for the Distributor to package or have packaged Covered Product supplied in unpackaged bulk form into individual ready-for-sale packs.

(y)          “Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), any “employee benefit plan” (as defined in Section 3(3) of ERISA), and any other written or oral plan, agreement, program, policy, practice or arrangement providing direct or indirect compensation or benefits to or for the benefit of any current or former employee, director or other individual service provider, including insurance coverage (including any health, dental, vision and cafeteria plan benefits), employment agreements, severance benefits, disability benefits, fringe benefits, perquisites, change in control benefits, retention benefits, paid time off benefits, nonqualified deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation and all unexpired severance agreements.

(z)           “Environmental Law” means any Law, regulation, order, decree, permit, authorization, common law or agency requirement of any jurisdiction relating to: (i) the protection, investigation or restoration of the environment, human health and safety (as it relates to exposure to Hazardous Substances) or natural resources; (ii) the handling, use, storage, treatment, presence, disposal, release or threatened release of any Hazardous Substance; or (iii) wetlands, pollution, contamination or any injury or threat of injury to Persons or property.

(aa)        “Equity Interests” means, with respect to any Person, all of the (i) shares of capital stock of (or other ownership or profit interests in) such Person, (ii) warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, (iii) securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and (iv) other ownership or profit interests in such Person (including partnership, member, membership or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

(bb)        “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(cc)        “ERISA Affiliate” means any Person, entity (whether or not incorporated) or trade or business that is, or at any applicable time was, treated as a “single employer” or under common control with Public Company or Merger Partner, as applicable, or any Subsidiary or Affiliate of Public Company or Merger Partner, as applicable, within the meaning of Section 414 of the Code or Section 4001 of ERISA.

(dd)       “Escrow Account” means the account with the Escrow Agent into which the Escrow Shares are deposited.

(ee)        “Escrow Agreement” means an Escrow Agreement between Public Company, the Securityholder Representative and the Escrow Agent, in a form reasonably satisfactory to Public Company and the Securityholder Representative.

(ff)          “Escrow Shares” means Five Hundred Twenty Thousand (520,000) shares of Public Company Common Stock, representing 10% of the Merger Partner Merger Shares.

(gg)        “Excluded Alternative Payee” means, with respect to any designation of a Permitted Alternative Payee and determined as of the date of such designation, (a) any Person (i) named as a “Specially Designated National and Blocked Person” (“SDN”) on the most current list (“SDN List”) published by the Office of Foreign Assets Control of the U.S. Department of the Treasury at its official website or any replacement website or other replacement official publication of such list, or that is otherwise the subject of any economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by any Governmental Entity having jurisdiction over Public Company or any of its Subsidiaries, or (ii) in which any Person on the SDN List has a fifty percent (50%) or greater ownership interest or that is otherwise controlled by an SDN, in each case directly or indirectly, or (b) any Person who is (or whose Affiliate is) adverse to Public Company or any of its Subsidiaries in any pending or, to the knowledge of the Participating Securityholder designating such Person as a Permitted Alternative Payee, threatened Action.

(hh)        “Excluded Contracts” means (i) Contracts solely concerning non-exclusive rights granted to Merger Partner or Public Company (as applicable) that are not material to the business of such Person, including any Contract (x) solely for the internal use of “off-the-shelf” software licensed pursuant to “shrink wrap” licenses, and (y) with total annual fees which are less than $150,000, (ii) Contracts the terms of which are solely focused on obligations relating to non-disclosure or confidentiality or assignments of Intellectual Property (to the extent in customary form and copies of which forms have been made available to Public Company or Merger Partner, as applicable), in each case entered into in the Ordinary Course of Business, (iii) statements of work, works orders, project annexes, purchase orders and associated terms and conditions to the extent the Contract accompanying such statements of work, works orders, project annexes, purchase orders, and associated terms and conditions has been made available to Public Company or Merger Partner, as applicable, (iv) agreements with clinical trial sites, and (v) solely with respect to Public Company, Contracts related to Intellectual Property that have been abandoned as of the date hereof, including those identified on Section 11.18(hh) of the Public Company Disclosure Schedule.

(ii)          “Exploit”, “Exploiting” and “Exploitation” shall mean, with respect to the Covered Product, the research, study, development, formulation, processing, engineering, manufacture, testing, use, sale, offer for sale (including marketing and promotion), distribution (including importing, exporting, transporting, customs clearance, warehousing, invoicing, handling and delivering) or other commercialization of such product.

(jj)           “FDA Approval” means the FDA’s granting of approval and issuance of a biologics license with respect to a Biologics License Application for D-Fi for the treatment of wounds in adult and pediatric patients (from birth) with dystrophic epidermolysis bullosa with mutations in the collagen type VII alpha 1 chain (COL7A1) gene.

(kk)        “Federal Rate” means, with respect to any payment to be made pursuant to this Agreement, the long-term applicable federal rate for purposes of Code Section 1274(d) in effect for the month in which such payment is due and payable.

(ll)          “FFDCA” means the United States Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq., as amended from time to time, together with any rules, regulations and requirements promulgated thereunder (including all additions, supplements, extensions, and modifications thereto).

(mm)      “Floor Price” means the product of (i) the Public Company Closing Price, multiplied by (ii) 0.7.

(nn)        “Fraud” means an actual common law fraud under the laws of the State of Delaware by a party hereto in the making of the representations and warranties by such party as set forth in Article III or Article IV, as applicable, and not with respect to any other matters. Notwithstanding anything to the contrary herein, “Fraud” shall not include any claim for constructive fraud, equitable fraud, promissory fraud, unfair dealings fraud, or any tort based on negligence or recklessness (including negligent misrepresentation).

(oo)        “Hazardous Substance” means any substance that is: (i) listed, classified, regulated or which falls within the definition of a “hazardous substance,” “hazardous waste” or “hazardous material” pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (iii) any other substance that is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

(pp)        “Horizon Warrants” means the warrants to purchase up to 65,488 shares of Public Company Common Stock, issued by Public Company to Horizon Technology Finance Corporation pursuant to that certain Venture Loan and Security Agreement, dated January 12, 2026.

(qq)        “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(rr)          “In-License” means each license, settlement agreement or other agreement or arrangement between the Surviving Company or any of its Affiliates and any third party pursuant to which the Surviving Company or any of its Affiliates obtains a license or sublicense or a covenant not to sue or similar grant of rights to any patents or other intellectual property rights of such third party that is necessary for the Exploitation of a Covered Product.

(ss)         “Indebtedness” means, with respect to any Person and as of any time of determination (and without duplication), all obligations or liabilities (including, as applicable, the principal and accrued and unpaid interest thereon, any prepayment, redemption fees, premiums, penalties and any other amounts payable that would arise at the Closing as a result of the discharge of the obligations, including, in each case, any such amounts set forth in the applicable payoff letter) of such Person (but specifically excluding trade payables, accrued expenses and accruals incurred in the ordinary course of business): (i) for borrowed money, (ii) evidenced by debt securities, bonds, debentures, notes or similar instruments, (iii) upon which interest charges are customarily paid (other than obligations accepted in connection with the purchase of products or services in the Ordinary Course of Business), (iv) in respect of liabilities of others that are secured by (or which the holder of such liabilities has an existing right, contingent or otherwise, to be secured by) any Lien or security interest on property owned or acquired by the Person in question whether or not the obligations secured thereby have been assumed, (v) under leases required to be accounted for as finance leases under GAAP (and not operating leases), (vi) with respect to earn-outs, purchase price holdbacks or similar obligations or the deferred purchase price of property, goods or services, (vii) relating to all reimbursement obligations with respect to letters of credit, bankers’ acceptances, performance bonds, surety bonds or similar obligations, in each case solely to the extent drawn, (viii) relating to commitments to repurchase equity securities of such Person, (ix) in respect of currency or interest rate swaps, collars, caps, hedges, or similar arrangements, or (x) under any guarantee of any such indebtedness described in the foregoing clauses (i) through (ix) (other than, in each case, any such obligations or liabilities between or among such Person and its Subsidiaries).

(tt)          “Information Statement” means a definitive information statement, including the related preliminary information statement, and any amendment or supplement thereto, in each case prepared in accordance with Section 14(c) and Schedule 14C of the Exchange Act and relating to the Mergers and this Agreement to be mailed to the stockholders of Public Company following the receipt of the Public Company Written Consent.

(uu)        “Intellectual Property” means the following subsisting throughout the world: (i) Patent Rights; (ii) Trademarks and all goodwill in the Trademarks; (iii) copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors; (iv) mask works and registrations and applications for registration thereof and any other rights under the Laws of any jurisdiction; (v) inventions, invention disclosures, statutory invention registrations, trade secrets and rights in confidential business information, know-how, scientific and technical information, data and technology, including rights in medical, clinical, toxicological and other scientific data, manufacturing and product processes, algorithms, techniques and analytical methodology, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and (vi) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the Laws of all jurisdictions).

(vv)        “Intellectual Property Registrations” means Patent Rights, applications and registrations for Trademarks, applications and registrations for copyrights and designs, mask work registrations and applications for each of the foregoing, which are issued by, filed with, or recorded by any state, government or other public legal authority at any time in any jurisdictions, or, in the case of Internet domain names and social media accounts and identifiers, which are issued by, filed with, or recorded by any third party.

(ww)       “Intellectual Property Rights” means any and all of the following: (a) Patent Rights, (b) all know-how and (c) all registered and unregistered trademarks, trademark applications, service marks, trade names, logos, packaging design, slogans and internet domain names, in each case, used in, relating to or necessary for the Exploitation of the Covered Product that is owned, controlled or licensed by the Surviving Company or any of its Subsidiaries.

(xx)          “knowledge of Merger Partner” and similar expressions mean the actual knowledge of the individuals identified on Schedule K of the Merger Partner Disclosure Schedule for this purpose.

(yy)        “knowledge of Public Company” and similar expressions mean the actual knowledge of the individuals identified on Schedule K of the Public Company Disclosure Schedule for this purpose.

(zz)          “Law” means each applicable transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), order, judgment, rule, code, edict, statute, regulation, requirement, variance, decree, writ, injunction, award, ruling, Permit or ordinance issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, including any applicable stock exchange rule or requirement.

(aaa)       “Liability” means, with respect to any Person, any and all liabilities, obligations, claims, and deficiencies of any kind (whether known or unknown, contingent, accrued, due or to become due, secured or unsecured, matured or otherwise), including accounts payable, all liabilities, obligations, claims, and deficiencies related to Indebtedness or guarantees, costs, expenses, royalties payable, and other reserves, termination payment obligations, and all other liabilities, obligations, claims, and deficiencies of such Person or any of its Subsidiaries or Affiliates, in each case, regardless of whether or not such liabilities, obligations, claims, and deficiencies are required to be reflected on a balance sheet in accordance with GAAP.

(bbb)      “Licensee” means the counter-party under any Out-License. For clarity, a Distributor shall not be deemed to be a “Licensee.”

(ccc)       “Loss” means any damages, losses, Liabilities, obligations, claims of any kind, Taxes, interest, fines, penalties, awards, payments, costs, charges, sanctions, settlements, or expenses (including reasonable attorneys’ fees and expenses); provided, that in no event shall Loss include any amounts in respect of punitive or exemplary Losses unless actually paid to a third party.

(ddd)      “Major Markets” means, collectively, the United States, France, Spain, Germany, Italy and the United Kingdom, and “Major Market” means any of the foregoing, individually.

(eee)      “Merger Partner Capital Stock” means, collectively, the Merger Partner Common Stock and the Merger Partner Preferred Stock.

(fff)        “Merger Partner Common Stock” means the common stock of Merger Partner, par value $0.00001 per share.

(ggg)      “Merger Partner Employee Plans” means all Employee Benefit Plans sponsored, maintained, or contributed to (or required to be contributed to), by Merger Partner or any of its Subsidiaries or with respect to which Merger Partner or any of its Subsidiaries have any Liability.

(hhh)      “Merger Partner Equity Plan” means the Merger Partner Amended and Restated Management Incentive Plan, effective October 9, 2018.

(iii)          “Merger Partner Intellectual Property” means the Merger Partner Owned Intellectual Property and the Merger Partner Licensed Intellectual Property.

(jjj)          “Merger Partner Key Employee” means a current employee of Merger Partner or the Merger Partner Subsidiary who is an executive officer of Merger Partner or the Merger Partner Subsidiary or who otherwise has material access to confidential or proprietary information of Merger Partner or the Merger Partner Subsidiary. As of the date hereof, the Merger Partner Key Employees are (i) Matthew Gantz (Chief Executive Officer), (ii) Dr. David Chu (Chief Medical Officer), (iii) Laura Martin (Associate Director Program Management), and (iv) Matthew Crabtree (Vice President, Finance).

(kkk)       “Merger Partner Licensed Intellectual Property” means all Intellectual Property that is licensed to Merger Partner or the Merger Partner Subsidiary by any individual or entity, excluding any Intellectual Property that is licensed to Merger Partner or the Merger Partner Subsidiary under Excluded Contracts.

(lll)          “Merger Partner Material Adverse Effect” means any change, effect, event, circumstance or development (an “Effect”) that, individually or in the aggregate with all other Effects that have occurred through the date of determination of the occurrence of a Merger Partner Material Adverse Effect, has had, or is reasonably likely to have, a material adverse effect on the business, assets and liabilities, financial condition or results of operations of Merger Partner and the Merger Partner Subsidiary, taken as a whole; provided, however, that no Effect, to the extent resulting from or arising out of any of the following, alone or in combination, shall be deemed to be a Merger Partner Material Adverse Effect or be taken into account for purposes of determining whether a Merger Partner Material Adverse Effect has occurred or is reasonably likely to occur: (i) changes after the date of this Agreement in prevailing economic or market conditions in the United States or any other jurisdiction (except to the extent those changes have a disproportionate effect on Merger Partner relative to the other participants in the industry or industries in which Merger Partner operates), (ii) changes or events after the date of this Agreement affecting the industry or industries in which Merger Partner operates generally (except to the extent those changes or events have a disproportionate effect on Merger Partner relative to the other participants in the industry or industries in which Merger Partner operates), (iii) changes after the date of this Agreement in generally accepted accounting principles or requirements or the interpretation thereof (except to the extent those changes have a disproportionate effect on Merger Partner relative to the other participants in the industry or industries in which Merger Partner operates), (iv) changes after the date of this Agreement in Laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity (except to the extent those changes have a disproportionate effect on Merger Partner relative to the other participants in the industry or industries in which Merger Partner operates), (v) any natural disaster, epidemic, pandemic or other disease outbreak or any outbreak of major hostilities or any act of terrorism (except to the extent those changes or events have a disproportionate effect on Merger Partner relative to the other participants in the industry or industries in which Merger Partner operates), (vi) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the transactions contemplated by this Agreement, (vii) any failure by Merger Partner to meet any internal guidance, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in the case of this clause (vii), the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition), (viii) the taking of any action, or the failure to take any action, by Merger Partner that is expressly required under the terms of this Agreement, or (ix) any equityholder or derivative litigation arising from or relating to this Agreement or the transactions contemplated by this Agreement.

(mmm)    “Merger Partner Merger Shares” means Five Million Two Hundred Thousand (5,200,000) shares of Public Company Common Stock.

(nnn)      “Merger Partner Options” means options to purchase shares of Merger Partner Common Stock granted by Merger Partner under the Merger Partner Equity Plan.

(ooo)      “Merger Partner Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by Merger Partner or the Merger Partner Subsidiary, in whole or in part.

(ppp)      “Merger Partner Preferred Stock” means the Merger Partner Series A-1 Preferred Stock, the Merger Partner Series A-2 Preferred Stock, the Merger Partner Series A-3 Preferred Stock, the Merger Partner Series A-4 Preferred Stock, the Merger Partner Series A-5 Preferred Stock, the Merger Partner Series A-6 Preferred Stock, the Merger Partner Series B Preferred Stock, the Merger Partner Series C Preferred Stock, the Merger Partner Series C-1 Preferred Stock, the Merger Partner Series D-1 Preferred Stock and the Merger Partner Series D-2 Preferred Stock.

(qqq)      “Merger Partner Registrations” means Intellectual Property Registrations that are registered or filed in the name of Merger Partner or the Merger Partner Subsidiary or where Merger Partner or the Merger Partner Subsidiary is the assignee thereof, in each case, alone or jointly with others.

(rrr)         “Merger Partner Series A-1 Preferred Stock” means the preferred stock of Merger Partner designated as Series A-1 Preferred Stock, par value $0.00001 per share.

(sss)       “Merger Partner Series A-2 Preferred Stock” means the preferred stock of Merger Partner designated as Series A-2 Preferred Stock, par value $0.00001 per share.

(ttt)         “Merger Partner Series A-3 Preferred Stock” means the preferred stock of Merger Partner designated as Series A-3 Preferred Stock, par value $0.00001 per share.

(uuu)      “Merger Partner Series A-4 Preferred Stock” means the preferred stock of Merger Partner designated as Series A-4 Preferred Stock, par value $0.00001 per share.

(vvv)      “Merger Partner Series A-5 Preferred Stock” means the preferred stock of Merger Partner designated as Series A-5 Preferred Stock, par value $0.00001 per share.

(www)    “Merger Partner Series A-6 Preferred Stock” means the preferred stock of Merger Partner designated as Series A-6 Preferred Stock, par value $0.00001 per share.

(xxx)        “Merger Partner Series B Preferred Stock” means the preferred stock of Merger Partner designated as Series B Preferred Stock, par value $0.00001 per share.

(yyy)      “Merger Partner Series C Preferred Stock” means the preferred stock of Merger Partner designated as Series C Preferred Stock, par value $0.00001 per share.

(zzz)        “Merger Partner Series C-1 Preferred Stock” means the preferred stock of Merger Partner designated as Series C-1 Preferred Stock, par value $0.00001 per share.

(aaaa)     “Merger Partner Series D-1 Preferred Stock” means the preferred stock of Merger Partner designated as Series D-1 Preferred Stock, par value $0.00001 per share.

(bbbb)    “Merger Partner Series D-2 Preferred Stock” means the preferred stock of Merger Partner designated as Series D-2 Preferred Stock, par value $0.00001 per share.

(cccc)     “Merger Partner Transaction Expenses” means all Transaction Expenses incurred by Merger Partner at or prior to the Initial Effective Time in compliance with Section 5.1(k).

(dddd)    “Merger Partner Warrant Agreements” means the warrant agreements set forth in Section 3.2(c) of the Merger Partner Disclosure Schedule.

(eeee)     “Merger Partner Warrants” means outstanding warrants to purchase shares of Merger Partner Capital Stock issued pursuant to the Merger Partner Warrant Agreements.

(ffff)        “Milestone Payments” means, collectively, the Clinical Milestone Payment, Commercial Sale Milestone Payment, First Revenue Milestone Payment, Second Revenue Milestone Payment and Third Revenue Milestone Payment, and “Milestone Payment” means any of the foregoing individually.

(gggg)    “Milestones” means, collectively, the Clinical Milestone, Commercial Sale Milestone and any Revenue Milestone, and “Milestone” means any of the foregoing individually.

(hhhh)    “NRS” means the Nevada Revised Statutes.

(iiii)         “Ordinary Course of Business” means, with respect to a Person, in the ordinary course of business consistent in all material respects with past practice of such Person.

(jjjj)         “Organizational Documents” means, with respect to any Person (other than an individual), (i) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (ii) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented from time to time.

(kkkk)     “Out-License” means each license, settlement agreement or other agreement or arrangement between the Surviving Company or any of its Affiliates and any third party pursuant to which the Surviving Company or any of its Affiliates grants a license, sublicense or similar grant of any Intellectual Property Right that is necessary for the Exploitation of a Covered Product.

(llll)         “Patent Rights” means all patents, patent applications, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations).

(mmmm)   “Permitted Alternative Payee” means, with respect to any Participating Securityholder, (i) any Affiliate of such Participating Securityholder; (ii) any transferee pursuant to a transfer made by operation of law (including pursuant to a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iii) any direct or indirect beneficial owner of such Participating Securityholder (including through an intermediary) that is a transferee of such Participating Securityholder, by distribution or otherwise, which beneficial owner may be a limited partner, member, or other equity holder of such Participating Securityholder; (iv) any transferee pursuant to a court ordered transfer (such as in connection with divorce, bankruptcy or liquidation); (v) in the case of any such Participating Securityholder that is a nominee, any successor nominee that is a transferee from such Participating Securityholder for the same beneficial owner, which beneficial owner may be a limited partner, member, or other equity holder; (vi) in the case of any such Participating Securityholder that is an individual, any one of the following: (w) any transferee upon the death of such Participating Securityholder by will or the laws of intestacy; (x) any spouse or lineal descendant of such Person; (y) such Person’s estate; and (z) a trust, all of the beneficiaries of which are such Person or such Person’s spouse and/or lineal descendants; (vii) in the case of any such Participating Securityholder that is a trust, the beneficiaries of such trust or a trust for the benefit of one or more such beneficiaries of such trust, provided, that the beneficiaries are Permitted Alternative Payees of such Participating Securityholder who created the trust; and (viii) in the case of any such Participating Securityholder that is an estate, (A) the decedent’s Permitted Alternative Payees or (B) a trust for one or more of the decedent’s Permitted Alternative Payees; provided, further, that, in the case of each of the foregoing clauses (i) through (viii), no Person shall be a Permitted Alternative Payee if such Person is an Excluded Alternative Payee.

(nnnn)    “Permitted Liens” means (i) Liens of landlords, carriers, warehousemen, mechanics, vendors, materialmen or other Persons securing obligations arising in the Ordinary Course of Business that are not yet due and payable, (ii) Liens incurred in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other types of social security, (iii) Liens incurred to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations in the Ordinary Course of Business, (iv) Liens for Taxes not yet due and payable or for Taxes that are being contested in good faith through appropriate proceedings and for which adequate reserves are reflected on the books and records of the applicable Person, (v) Liens incurred in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Merger Partner or Public Company, as applicable, (vi) Liens arising under applicable securities Law and (vii) Liens expressly set forth in Excluded Contracts.

(oooo)    “Permitted Settlement” means, with respect to any Person, a settlement by such Person of any pending legal proceeding that: (i) provides for the payment by such Person of money damages not to exceed $50,000.00 in the aggregate and no other relief of any nature; and (ii) includes an unconditional release and waiver of future claims by all plaintiffs in favor of such Person.

(pppp)    “Phase 3 Trial” means the Phase 3 clinical trial of D-Fi pursuant to Protocol Number CCB-EB-304.

(qqqq)    “Primary Endpoint” means the difference in the proportion of Complete Wound Closure between D-Fi and standard of care confirmed at two consecutive study visits 2 weeks apart, either assessed at Weeks 22 and 24 or at Weeks 24 and 26 (“Primary Endpoint Measurement Time”).

(rrrr)        “Priority Review” has the meaning set forth at FFDCA § 529 under the Rare Pediatric Disease Priority Review Program.

(ssss)     “Priority Review Voucher” or “PRV” means a priority review voucher issued under FFDCA § 529 under the Rare Pediatric Disease Priority Review Program.

(tttt)       “Product Application” means an application for Regulatory Approval to research, study, develop, formulate, process, engineer, manufacture, test, use, market, sell, offer for sale and distribute a product or drug in a country or jurisdiction in the Territory, including (a) a new drug application, (b) an investigational new drug application, (c) any corresponding foreign application in any country or jurisdiction in the world, and (d) all supplements, amendments, variations, extensions and renewals thereof that may be filed with respect to the foregoing.

(uuuu)    “Product Development Plan” means the clinical trial and other development plans for the Covered Product, furnished to Public Company in the Merger Partner Disclosure Schedule as of the date hereof, as such clinical trial and other development plans may from time to time be modified, amended, amended and restated, and supplemented by the Surviving Company in furtherance of obtaining FDA Approval and Exploiting the Covered Product in the Territory.

(vvvv)    “Product Rights” means any and all of the following with respect to the Covered Product that is owned, controlled or licensed by the Surviving Company or any of its Subsidiaries as of the Initial Effective Time, as they exist throughout the Territory: (a) Intellectual Property Rights, (b) regulatory filings, submissions and approvals, with or from any Regulatory Agency with respect to the Covered Product, including all Product Applications, (c) In-Licenses and (d) Out-Licenses.

(wwww)   “PRV Interest” means all of the Participating Securityholders’ right, title and interest in and to eighty percent (80%) of the PRV Proceeds.

(xxxx)       “PRV Proceeds” means the cash purchase price or other consideration actually paid to, or, solely to the extent applicable, in kind value received by, Public Company or any of its Subsidiaries on or after the closing date of the PRV Sale Transaction in consideration for the sale of the Priority Review Voucher issued to the Surviving Company upon approval of the Surviving Company’s Biologics License Application for the Covered Product by the FDA, minus the amount of any reasonable, documented third-party expenses (including expenses of outside counsel and other advisors) and Taxes actually incurred by Public Company and its Affiliates in connection with the PRV Sale Transaction; provided, that in the event that all or any portion of such proceeds or value are to be paid or received in installments, then the amount of PRV Proceeds shall include installment payments only as and when received by Public Company or any of its Subsidiaries.

(yyyy)    “PRV Request” means a request for a Priority Review Voucher in respect of a Covered Product submitted by the Surviving Company to the FDA in connection with the submission of the Biologics License Application for such Covered Product with the FDA.

(zzzz)      “PRV Sale Transaction” means the sale, if any, by Public Company or any of its Affiliates of the Priority Review Voucher that has been issued upon approval of the Surviving Company’s Biologics License Application for the Covered Product by the FDA.

(aaaaa)   “Public Company Closing Price” means the volume weighted average closing trading price of a share of Public Company Common Stock on the NYSE American for the twenty (20) consecutive trading days ending on the last trading day immediately prior to the Closing Date.

(bbbbb)  “Public Company Common Stock” means the shares of common stock, $0.0001 par value per share, of Public Company.

(ccccc)    “Public Company Convertible Notes” means the senior secured convertible notes of Public Company issued pursuant to the Securities Purchase Agreement, dated as of November 6, 2025, by and among Public Company and the investor parties thereto.

(ddddd)    “Public Company Employee Plans” means all Employee Benefit Plans sponsored, maintained, or contributed to (or required to be contributed to), by Public Company or any of its Subsidiaries or with respect to which Public Company or any of its Subsidiaries have any Liability.

(eeeee)      “Public Company Intellectual Property” means the Public Company Owned Intellectual Property and the Public Company Licensed Intellectual Property.

(fffff)         “Public Company Key Employee” means a current employee of Public Company or its Subsidiaries who is an executive officer of Public Company.

(ggggg)    “Public Company Licensed Intellectual Property” means all Intellectual Property that is licensed to Public Company or any of its Subsidiaries by any individual or entity other than Public Company or any of its Subsidiaries, as applicable, excluding any Intellectual Property that is licensed to Public Company or any of its Subsidiaries under Excluded Contracts.

(hhhhh)    “Public Company Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects that have occurred through the date of determination of the occurrence of a Public Company Material Adverse Effect, has had, or is reasonably likely to have, a material adverse effect on the business, assets and liabilities, financial condition or results of operations of Public Company and its Subsidiaries, taken as a whole; provided, however, that no Effect, to the extent resulting from or arising out of any of the following, alone or in combination, shall be deemed to be a Public Company Material Adverse Effect or be taken into account for purposes of determining whether a Public Company Material Adverse Effect has occurred or is reasonably likely to occur: (i) changes after the date of this Agreement in prevailing economic or market conditions in the United States or any other jurisdiction (except to the extent those changes have a disproportionate effect on Public Company and its Subsidiaries relative to the other participants in the industry or industries in which Public Company and its Subsidiaries operate), (ii) changes or events after the date of this Agreement affecting the industry or industries in which Public Company and its Subsidiaries operate generally (except to the extent those changes or events have a disproportionate effect on Public Company and its Subsidiaries relative to the other participants in the industry or industries in which Public Company and its Subsidiaries operate), (iii) changes after the date of this Agreement in generally accepted accounting principles or requirements or the interpretation thereof (except to the extent those changes have a disproportionate effect on Public Company and its Subsidiaries relative to the other participants in the industry or industries in which Public Company and its Subsidiaries operate), (iv) changes after the date of this Agreement in Laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity (except to the extent those changes have a disproportionate effect on Public Company and its Subsidiaries relative to the other participants in the industry or industries in which Public Company and its Subsidiaries operate), (v) any natural disaster, epidemic, pandemic or other disease outbreak or any outbreak of major hostilities or any act of terrorism (except to the extent those changes or events have a disproportionate effect on Public Company and its Subsidiaries relative to the other participants in the industry or industries in which Public Company and its Subsidiaries operate), (vi) a change in the public trading price of Public Company Common Stock or the implications thereof (it being understood that any Effect causing or giving rise to any such change shall be taken into account for purposes of determining whether a Public Company Material Adverse Effect has occurred or is reasonably likely to occur), (vii) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the transactions contemplated by this Agreement, (viii) any failure by Public Company or any of its Subsidiaries to meet any public estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, (ix) any failure by Public Company or any of its Subsidiaries to meet any internal guidance, budgets, plans or forecasts of such Person’s revenues, earnings or other financial performance or results of operations, (x) the taking of any action, or the failure to take any action, by Public Company or any of its Subsidiaries that is expressly required under the terms of this Agreement, and (xi) any stockholder or derivative litigation arising from or relating to this Agreement or the transactions contemplated by this Agreement (but in the case of clauses (vi), (vii), (viii), or (ix), the underlying cause of such changes or failures shall be taken into account for purposes of determining whether a Public Company Material Adverse Effect has occurred or is reasonably likely to occur, unless such changes or failures would otherwise be excepted from this definition).

(iiiii)           “Public Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by Public Company or any of its Subsidiaries, in whole or in part.

(jjjjj)           “Public Company Post-Closing Price” means the volume weighted average closing trading price of a share of Public Company Common Stock on the NYSE American for the twenty (20) consecutive trading days ending on the last trading day immediately prior to the Approval Date.

(kkkkk)      “Public Company Products” means the products and services currently being, or contemplated to be, sold or distributed by Public Company or any Subsidiary of Public Company.

(lllll)           “Public Company Registrations” means Intellectual Property Registrations that are registered or filed in the name of Public Company or any of its Subsidiaries, or where Public Company or any of its Subsidiaries is the assignee thereof, in each case, alone or jointly with others.

(mmmmm)  “Qualified Acquiror” means a COC Acquiror that, as of the consummation of the applicable Change of Control, (a) is engaged in the development, manufacture, commercialization of or investment in pharmaceutical or biotechnology products and that the Public Company Board has determined after due consideration of Public Company’s obligations to the Participating Securityholders, acting reasonably and in a manner consistent with its fiduciary duties, has financial and operational resources sufficient to perform and discharge all Article IX Obligations, taking into account the financial and operational resources reasonably expected to become available to such COC Acquiror upon the achievement of any applicable Milestone or the receipt of FDA Approval, as applicable; (b) has its obligations under Article IX and Section 11.8 guaranteed by a Person that satisfies the standard set forth in clause (a) (applied mutatis mutandis to such Person), pursuant to an unconditional and irrevocable guarantee of payment and performance (and not merely of collection), under which the Securityholder Representative may proceed directly against such guarantor without first proceeding against, or exhausting any remedy against, such COC Acquiror; or (c) has provided credit support or other assurances for the performance and discharge of the Article IX Obligations that are reasonably acceptable to the Securityholder Representative.

(nnnnn)    “Qualified Person” means any Person making a bona fide, unsolicited written Acquisition Proposal that the Public Company Board or the Merger Partner Board, as the case may be, determines in good faith (after consultation with outside counsel and its financial advisors) is, or would reasonably be expected to lead to, a Superior Proposal, and such Acquisition Proposal has not resulted from a material breach by Public Company or Merger Partner, as the case may be, of its obligations under Section 6.1(a).

(ooooo)     “Regulatory Agency” means a Governmental Entity with responsibility for the approval, permission or allowance of the research, study, development, formulation, processing, engineering, manufacturing, testing, use, marketing and sale or offering for sale of pharmaceuticals or other regulation of pharmaceuticals in any country.

(ppppp)     “Regulatory Approval” means, collectively, all regulatory approvals, licenses, permissions, allowances, registrations, certificates, authorizations, permits and supplements thereto, as well as associated materials (including the product dossier) pursuant to which the Covered Product may be researched, studied, developed, formulated, processed, engineered, manufactured, tested, used, marketed, sold, offered for sale and distributed, in a jurisdiction, issued by the appropriate Regulatory Agency, including, to the extent required by applicable Law for the sale of the Covered Product, all pricing approvals and pricing restrictions, and governmental reimbursement approvals and restrictions.

(qqqqq)    “Reorganization Threshold” means forty-five percent (45%).

(rrrrr)         “Reporting Period” means each three-month period ending on March 31, June 30, September 30 or December 31 of a calendar year (or any partial such period at the beginning or end of the applicable Reporting Period).

(sssss)      “Reserve Amount” means Five Hundred Thousand Dollars ($500,000).

(ttttt)         “Share Cap” means a number of shares of Public Company Common Stock equal to Two Hundred Seven Million Dollars ($207,000,000) divided by the Floor Price.

(uuuuu)    “Specified Time” means the earliest to occur of (i) the Initial Effective Time, (ii) in the case of Public Company, the date on which the stockholders of Public Company shall have approved the Requisite Public Company Stockholder Approvals, (iii) in the case of Merger Partner, the date on which the Requisite Merger Partner Stockholder Approval shall have been obtained, and (iv) the time at which this Agreement is terminated in accordance with the terms hereof.

(vvvvv)    “Subsidiary” means, with respect to a Person, an entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

(wwwww)  “Superior Proposal” means, with respect to Public Company or Merger Partner, any bona fide, unsolicited written Acquisition Proposal (for purposes of this definition, replacing all references in such definition to 15% with 50%), (i) on terms which the board of directors of such party determines in its good faith judgment (after consultation with its financial and outside legal advisors) to be more favorable to the holders of such party’s capital stock from a financial point of view than the transactions contemplated by this Agreement, taking into account all the terms and conditions of such proposal and this Agreement, including any termination or break-up fees and conditions to consummation, as well as any written, binding offer by the other party hereto to amend the terms of this Agreement as permitted by Section 6.1(b) that the board of directors of such party determines to be relevant, and (ii) which the board of directors of such party has determined to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal that the board of directors of such party determines to be relevant (including the likelihood and timing of consummation as compared to the transactions contemplated hereby).

(xxxxx)        “Tax Advisor” means (i) Eisner Advisory Group LLC, (ii) a “big 4” accounting firm chosen by Public Company or (iii) an independent nationally recognized tax accounting advisor, mutually acceptable (acting reasonably) to Public Company and the Securityholder Representative, engaged by Public Company (which Tax Advisor, for the avoidance of doubt, may vary among the Calculation Dates).

(yyyyy)    “Tax Returns” means any and all reports, returns (including information returns), declarations, or statements, including any schedule or attachment thereto and any amendment thereof, filed with, or required to be filed with, a Governmental Entity in connection with the determination, assessment, collection or payment of Taxes.

(zzzzz)        “Taxes” means any taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities in the nature of a tax imposed by a Governmental Entity, including income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, estimated, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, worker’s compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs duties, franchise and other taxes, and any interest, penalties, or additions to tax imposed with respect to such items.

(aaaaaa)    “Territory” means worldwide.

(bbbbbb)  “Topline Analysis” means analysis of the Primary Endpoint and unblinded safety data after study completion in accordance with the prespecified protocol and statistical analysis plan for the Phase 3 Trial.

(cccccc)    “Total Consideration” means, as of an applicable Calculation Date, the total consideration required to be paid in respect of Merger Partner Capital Stock in connection with the Mergers, as determined for purposes of determining whether the “continuity of interest” requirement of a reorganization pursuant to Section 368(a)(1)(A) of the Code has been satisfied. For the avoidance of doubt, Total Consideration shall not include the value of any consideration paid in respect of Merger Partner Options or Merger Partner Warrants (other than Merger Partner Warrants that are exercised or deemed exercised pursuant to Section 2.1(e) and treated as Merger Partner Preferred Stock in accordance with Section 2.1(b)) or any amounts treated as interest under Section 483 or Section 1274 of the Code.

(dddddd)  “Total Stock Consideration” means, as of an applicable Calculation Date, the value of Public Company Common Stock issued in respect of Merger Partner Capital Stock in connection with the Mergers, as determined for purposes of determining whether the “continuity of interest” requirement of a reorganization pursuant to Section 368(a)(1)(A) of the Code has been satisfied. For the avoidance of doubt, Total Stock Consideration shall not include the value of any consideration paid in respect of Merger Partner Options or Merger Partner Warrants (other than Merger Partner Warrants that are exercised or deemed exercised pursuant to Section 2.1(e) and treated as Merger Partner Preferred Stock in accordance with Section 2.1(b)) or any amounts treated as interest under Section 483 of the Code.

(eeeeee)    “Total Stock Consideration Percentage” means the quotient obtained by dividing (i) the Total Stock Consideration by (ii) the Total Consideration.

(ffffff)        “Trademarks” means all registered trademarks and service marks, logos, Internet domain names, social media accounts and identifiers, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common Law trademarks and service marks and trade dress.

(gggggg)  “Transaction Expenses” means, with respect to Public Company and its Subsidiaries or Merger Partner and the Merger Partner Subsidiary, as applicable and without duplication, the sum of (i) all premiums, underwriting costs, brokerage commissions, and costs and expenses incurred by such party, (ii) all costs, fees and expenses incurred by such party at or prior to the Initial Effective Time in connection with the negotiation, preparation and execution of this Agreement or any agreements, documents, certificates, opinions or other items contemplated hereby, including the Concurrent Financing, the Bridge Financing and the consummation of the Mergers or the other transactions contemplated hereby, and (iii) any Liabilities arising from (1) any sale, retention, change of control, transaction or similar payment or benefit or any severance or other termination-related payment or benefit that is or may become payable to any current or former director, officer, employee or individual service provider as a result of or in connection with the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, (2) any accrued but unpaid bonuses, severance, retirement plan contributions, and vacation or paid time off and (3) the employer portion of any payroll or similar Taxes payable with respect to any of the foregoing, in each case, that are unpaid as of the Initial Effective Time, including brokerage fees and commissions, finders’ fees or financial advisory fees payable by such Person at or prior to the Initial Effective Time.

(hhhhhh)  “TTM Period” means any consecutive twelve (12) month period following the Closing.

(iiiiii)          “Worker” means any individual who is an officer, director, employee (regular, temporary, part-time or otherwise), consultant or independent contractor of Merger Partner or Public Company or any of its Subsidiaries, as applicable.

(jjjjjj)          Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

2025 Audited Financial Statements	Section 6.15
280G Approval	Section 6.10(f)
280G Waiver	Section 6.10(f)
401(k) Plan	Section 6.10(d)
ACA	Section 3.14(b)
Acceptable PRV Sale Terms	Section 9.3(c)
Accounting Firm	Section 9.4(b)
Adjustment Contingent Shares	Section 9.8(a)
Affiliate	Section 3.2(c)
Agreement	Preamble
Allocation Schedule	Section 9.7(a)
Alternative Acquisition Agreement	Section 6.1(b)(ii)
Anticipated Closing Date	Section 6.14
Antitrust Laws	Section 6.5(c)
Approval Date	Section 9.2(a)
Article IX Obligations	Section 9.5(d)
Bankruptcy and Equity Exception	Section 3.4(a)
Base Contingent Share Number	Section 11.18(r)(i)
Bradley	Section 6.17(a)
Bridge Financing	Recitals
Bridge Notes	Recitals
Calculation Date	Section 9.8(a)
Certificate	Section 2.2(b)(i)
Claim Notice	Section 10.4(a)
Clinical Milestone Payment	Section 9.1(a)(i)
Closing	Section 1.3
Closing Date	Section 1.3
Closing Merger Partner Merger Shares Allocation Schedule	Section 6.14
Commercial Sale Milestone	Section 9.1(a)(ii)
Commercial Sale Milestone Payment	Section 9.1(a)(ii)
Concurrent Financing	Recitals
Confidentiality Agreement	Section 5.3
Consideration Matters	Section 10.2(c)
Contingent Cash Payment	Section 9.8

Contingent Consideration Equivalent	Section 11.18(r)(ii)
Contingent Payment Adjustment Notice	Section 9.8(d)
Contingent Shares Allocation Schedule	Section 9.2(b)
Continuing Employee	Section 6.10(a)
De Minimis Threshold	Section 10.5(a)
D-Fi Expiration Time	Section 9.2(a)
D-Fi Net Sales Statement	Section 9.1(b)(i)
DGCL	Recitals
Direct Claim	Section 10.4(d)
Direct Claim Dispute Notice	Section 10.4(e)
Direct Claim Notice	Section 10.4(d)
Disclosure Schedule	Section 11.16
Dispute Notice	Section 9.4(a)
Dissenting Shares	Section 2.3
DLLCA	Recitals
Draft Closing Merger Partner Merger Shares Allocation Schedule	Section 6.14
Effect	Section 11.18(lll)
Escrow Agent	Section 10.9
Escrow COC Consideration	Section 11.8(b)(i)
Escrow Share Value	Section 10.10
Exchange Act	Section 3.4(c)
Exchange Agent	Section 2.2(a)
Exchange Agent Agreement	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Excluded Matter	Section 10.4(b)
Expiration Date	Section 10.1
FDA	Section 3.16(a)
FDA Approval Notice	Section 9.2(a)
Financial Statements	Section 3.5(a)
First Certificate of Merger	Section 1.1
First Merger	Recitals
First Revenue Milestone	Section 9.1(a)(iii)
First Revenue Milestone Payment	Section 9.1(a)(iii)
Form S-4	Section 6.4(b)
GAAP	Section 3.5(a)
Governmental Entity	Section 3.4(c)
IND	Section 3.16(a)
Indemnified Party	Section 10.4(a)
Indemnified Persons	Section 6.8(a)
Indemnifying Party	Section 10.4(a)
Initial Effective Time	Section 1.1
Intended Tax Treatment	Recitals
Letter of Transmittal	Section 2.2(b)(i)
Liens	Section 3.4(b)
Maximum Amount	Section 6.8(b)
Merger Partner	Preamble
Merger Partner Authorizations	Section 3.16(b)
Merger Partner Board	Recitals
Merger Partner Board Recommendation Change	Section 6.1(b)(i)
Merger Partner Designees	Section 1.7(a)
Merger Partner Disclosure Schedule	Article III
Merger Partner Indemnified Party	Section 10.3(a)

Merger Partner Information Statement	Section 6.4(d)
Merger Partner Insurance Policies	Section 3.18
Merger Partner IT Systems	Section 3.24(a)
Merger Partner Leases	Section 3.9(b)
Merger Partner Stockholder Approvals	Section 3.4(a)
Merger Partner Stockholder Solicitation Materials	Section 6.4(c)
Merger Partner Subsidiary	Section 3.3(a)
Merger Partner VAR	Section 3.2(b)
Merger Partner Written Consent	Section 6.4(c)
Merger Sub	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Mergers	Recitals
Milestone Achievement Notice	Section 9.1(c)(i)
Milestone Payment Allocation Schedule	Section 9.1(c)(i)
Most Recent Balance Sheet	Section 3.5(a)
Most Recent Balance Sheet Date	Section 3.5(a)
NYSE American Listing Application	Section 4.4(c)
Open Source Materials	Section 3.10(m)
Outside Date	Section 8.1(b)
Participating Securityholder	Section 6.14
Participating Securityholders	Section 6.14
Pending Claim	Section 10.12
Permits	Section 3.16(a)
Primary Endpoint Measurement Time	Section 11.18(qqqq)
Privileged Communications	Section 6.17(c)
PRV Interest Allocation Schedule	Section 9.3(d)
PRV Sale Transaction Notice	Section 9.3(d)
Public Company	Preamble
Public Company 2023 Plan	Section 4.2(b)
Public Company 2026 Plan	Section 4.2(b)
Public Company Authorizations	Section 4.15(a)
Public Company Balance Sheet	Section 4.5(b)
Public Company Board	Recitals
Public Company Board Recommendation Change	Section 6.1(b)(i)
Public Company Disclosure Schedule	Article IV
Public Company Equity Awards	Section 4.2(b)
Public Company Financial Advisor	Section 4.19
Public Company Indemnified Party	Section 10.2
Public Company Insurance Policies	Section 4.16
Public Company IT Systems	Section 4.26(a)
Public Company Leases	Section 4.9(b)
Public Company Preferred Stock	Section 4.2(a)
Public Company PSU Awards	Section 4.2(b)
Public Company RSU Awards	Section 4.2(b)
Public Company SEC Reports	Section 4.5(a)
Public Company Series A Preferred Stock	Section 4.2(a)
Public Company Series B Preferred Stock	Section 1.7(b)
Public Company Series C Preferred Stock	Section 4.2(a)
Public Company Stock Option	Section 4.2(b)
Public Company Stock Options	Section 4.2(b)

Public Company Stock Plans	Section 4.2(b)
Public Company Warrants	Section 4.2(c)
Public Company Written Consent	Section 6.4(a)
Recommendation Change Notice	Section 6.1(b)
Regulating Authorities	Section 3.16(a)
Related Party	Section 11.18(v)
Relevant Matters	Section 11.11
Representatives	Section 6.1(a)
Requisite Merger Partner Stockholder Approval	Section 3.4(d)
Requisite Public Company Stockholder Approvals	Section 4.4(d)
Reserve Account	Section 11.17(e)
Resolution Period	Section 9.4(b)
Revenue Milestones	Section 9.1(a)(v)
SDN	Section 11.18(gg)
SDN List	Section 11.18(gg)
SEC	Section 3.4(c)
Second Certificate of Merger	Section 1.2
Second Effective Time	Section 1.2
Second Merger	Recitals
Second Revenue Milestone	Section 9.1(a)(iv)
Second Revenue Milestone Payment	Section 9.1(a)(iv)
Securities Act	Section 3.2(c)
Securities Purchase Agreement	Recitals
Security Holder Litigation	Section 6.12
Securityholder Representative	Preamble
Securityholder Representative Group	Section 11.17(d)
Series B Certificate of Designation	Section 1.7(b)
Share Issuances	Recitals
Surviving Company	Section 1.5
Surviving Corporation	Section 1.4
Third Revenue Milestone	Section 9.1(a)(v)
Third Revenue Milestone Payment	Section 9.1(a)(v)
Third-Party Claim	Section 10.4(a)
Threshold	Section 10.5(a)
Transactions	Section 6.17(a)
Transition Services Agreement	Section 6.19
WARN Act	Section 3.17(e)

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PELTHOS THERAPEUTICS INC.

By:	/s/ John M. Gay
	Name:	John M. Gay
	Title:	Chief Financial Officer, Treasurer and Secretary

CREDIT CARD MERGER SUB, INC.

By:	/s/ John M. Gay
	Name:	John M. Gay
	Title:	Chief Financial Officer, Treasurer and Secretary

CREDIT CARD MERGER SUB II, LLC

By:	/s/ John M. Gay
	Name:	John M. Gay
	Title:	Chief Financial Officer, Treasurer and Secretary

[Signature Page to Agreement and Plan of Merger]

CASTLE CREEK BIOSCIENCES, INC.

By:	/s/ Jude M. Sullivan
	Name:	Jude M. Sullivan
	Title:	General Counsel and Assistant Secretary

[Signature Page to Agreement and Plan of Merger]

PARAGON BIOSCIENCES, LLC

By:	/s/ Patrick J. Morris
	Name:	Patrick J. Morris
	Title:	Executive Vice President, Legal Affairs and General Counsel

[Signature Page to Agreement and Plan of Merger]